As filed with the Securities and Exchange Commission on October 17, 2013

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Navigator Holdings Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Republic of the Marshall Islands	4412	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

21 Palmer Street

London, SW1H 0AD, United Kingdom

+44 (0)20 7340 4850

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 894-8940

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mike Rosenwasser E. Ramey Layne Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 Telephone: (212) 237-0000 Facsimile: (212) 237-0100	Marc D. Jaffe Ian D. Schuman Latham & Watkins LLP 885 Third Avenue Suite 1000 New York, New York 10022 Telephone: (212) 906-1200 Facsimile: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)(2)	AMOUNT OF REGISTRATION FEE
Common Stock, par value $0.01 per share	$200,000,000	$25,760

(1)	Includes shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 17, 2013

PRELIMINARY PROSPECTUS

             Shares

Navigator Holdings Ltd.

Common Stock

We are offering              shares of common stock and the selling shareholders identified in this prospectus are offering              shares of common stock. This is our initial public offering and no public market currently exists for our common stock. We expect the public offering price to be between $         and $         per share. We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol “NVGS.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriters’ Discounts and Commissions	$	$
Proceeds to Navigator Holdings Ltd. (Before Expenses)	$	$
Proceeds to the Selling Shareholders	$	$

Delivery of the common stock is expected to be on or about                     , 2013. We have granted the underwriters an option for a period of 30 days to purchase an additional             shares of common stock. If the underwriters exercise the option in full, the total underwriting discounts and commission payable by us will be $         and the total proceeds to us, before expenses, will be $        . We will not receive any proceeds from the sale of shares by the selling shareholders.

Jefferies	Morgan Stanley

Evercore	Fearnley Securities	Global Hunter Securities	Stifel

Prospectus dated                     , 2013

Navigator Neptune during cargo operations, U.S. Gulf	Navigator Aries under construction, South Korea

Navigator Pluto at the Centennial Bridge, Panama	Navigator Leo trading in ice, Baltic Sea

You should rely only on the information contained in this prospectus and in any free writing prospectus prepared by or on behalf of us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, operating results and prospects may have changed since that date.

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Until                     , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation. Substantially all of our assets are located outside of the United States. A majority of our directors and officers and some of the experts identified in this prospectus reside outside the United States. In addition, a substantial portion of the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed CT Corporation System to accept service of process on our behalf in any such action.

Watson, Farley & Williams LLP, our counsel as to Republic of the Marshall Islands law, has advised us that there is substantial doubt that the courts of the Republic of the Marshall Islands would (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws, or (2) recognize or enforce against us or any of our officers, directors or experts, judgments of courts of the United States predicated on U.S. federal or state securities laws.

CERTAIN DEFINITIONS

All references in this prospectus to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Holdings Ltd., a Marshall Islands corporation, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. All references in this prospectus to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas Transport PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Gas L.L.C., a Marshall Islands limited liability company, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. As used in this prospectus, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” (A) include (i) 22 vessels we own as of the date of this prospectus, or “our owned vessels,” (ii) one secondhand vessel we have agreed to acquire for delivery in 2013 from affiliates of A.P. Møller Mærsk Group, or “A.P. Møller,” (iii) four newbuildings for delivery from Jiangnan Shipyard (Group) Co. Ltd. in China, or “Jiangnan,” between April and October of 2014, or the “2014 newbuildings,” and (iv) three newbuildings for delivery from Jiangnan between March and August of 2015, or the “2015 newbuildings”; and (B) exclude (i) the chartered-in vessel that we have chartered-in through December 2014 and (ii) two newbuildings subject to options with Jiangnan which, if exercised, would be delivered by early 2016, or the “option newbuldings.” As used in the prospectus, (i) “WLR” refers to WL Ross & Co. LLC and (ii) the “WLR Group” refers to WLR and certain of its affiliated investment funds owning shares of our common stock, collectively. We include a glossary of certain shipping and other terms used in this prospectus in Appendix A.

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INDUSTRY AND MARKET DATA

Drewry Shipping Consultants Ltd., or “Drewry,” has provided us statistical and graphical information contained in this prospectus and relating to the liquefied gas carrier industry. We do not have any knowledge that the information provided by Drewry is inaccurate in any material respect. Drewry has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; and (c) while Drewry has taken care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that, notwithstanding any such qualification by Drewry, the industry data provided by Drewry is accurate in all material respects.

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements. You should read “Risk Factors” for information about important factors that you should consider before buying our common stock. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars.

Navigator Holdings

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. The demand for seaborne transportation of these liquefied gases will continue to grow due to evolving energy and petrochemical market dynamics, particularly as a result of increasing U.S. shale oil and gas development, as seaborne transportation is often the only, or the most cost effective, manner of transporting gases between major exporting and importing markets, according to Drewry.

Our fleet consists of 30 semi- or fully-refrigerated handysize liquefied gas carriers, which we define as liquefied gas carriers between 15,000 and 24,999 cbm, including one secondhand vessel that we have contracted to acquire for delivery in 2013 and seven newbuilding vessels scheduled for delivery by August 2015. In addition, we have options to build two further handysize newbuilding vessels for delivery by early 2016 and currently operate an additional semi-refrigerated handysize liquefied gas carrier under a time charter-in through December 2014. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bars. Our handysize liquefied gas carriers can accommodate medium- and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions. In addition, five of our vessels are the largest ethylene-capable vessels in the world, meaning vessels capable of transporting and distributing ethylene and ethane cargoes, and five of our seven newbuildings will be among the largest ethylene-capable vessels in the world. Finally, each of our newbuildings will be an Eco-design vessel incorporating advanced fuel efficiency and emission-reducing technologies, including the capability of conversion to the use of liquefied natural gas, or “LNG,” as fuel. We believe that owning fuel-efficient vessels enhances our returns as it allows us to meet charterers’ increasingly stringent environmental requirements and to fully capitalize on the fuel savings under our voyage charters and contracts of affreightment, or “COAs.”

We believe that the size and versatility of our fleet, which enable us to carry the broadest set of liquefied gases subject to seaborne transportation across a diverse range of conditions and geographies, together with our track record of operational excellence, position us as the partner of choice for many companies requiring handysize liquefied gas transportation and distribution solutions. In addition, we believe that the versatility of our fleet affords us with backhaul and triangulation opportunities not available to many of our competitors, thereby providing us with opportunities to increase utilization and profitability. We seek to enhance our returns through a flexible, customer-driven chartering strategy that combines a base of time charters and COAs, with more opportunistic, higher-rate voyage charters.

We carry LPG for major international energy companies, state-owned utilities and reputable commodities traders. LPG, which consists of propane and butane, is a relatively clean alternative energy source with more than 1,000 applications, including as a heating, cooking and transportation fuel and as a petrochemical and refinery feedstock. LPG is a by-product of oil refining and gas extraction, the availability of which has historically been limited by the flaring of natural gas at the wellhead. However, increasing restrictions across the globe against flaring natural gas have resulted in, and are anticipated to continue to result in, the increased transportation or storage of by-products such as LPG. The expanding development of U.S. shale oil and gas resources has resulted in an abundance of LPG that exceeds current U.S. domestic needs and, given the scarcity and cost of storage infrastructure, Drewry believes U.S. LPG will be increasingly exported. This LPG available for export from the United States, together with LPG associated with large LNG export projects in international oil and gas producing regions, is expected to create supply-driven growth of seaborne LPG transportation and to promote arbitrage opportunities due to regional price differentials, according to Drewry.

We also carry petrochemical gases for numerous industrial users. Petrochemical gases, including ethylene, propylene, butadiene and vinyl chloride monomer, are derived from the cracking of petroleum feedstocks such as ethane, LPG and naptha and are primarily used as raw materials in various industrial processes, like the manufacture of plastics and rubber, with a wide application of end uses. The demand for seaborne transportation of petrochemical gases will increase due to industrial users seeking alternative feedstocks given the rise in crude oil prices, expanding global manufacturing and cracking capacity, particularly in the Middle East and Asia, and shifting regional supply imbalances in certain petrochemicals, according to Drewry. Our vessels are also capable of carrying ammonia, which is mainly used in the agricultural industry as a fertilizer. The ability of our fleet to carry the broadest range of petrochemical cargoes among liquefied gas carrier fleets, as well as serve ports with vessel size restrictions and/or limited infrastructure, has allowed us to enhance our fleet utilization and profitability, including through greater backhaul and triangulation opportunities.

Our management team has significant experience growing leading energy, logistics and maritime companies. Since our management team joined our company in 2006, we have successfully grown our fleet from five to 22 vessels on-the-water as of the date of this prospectus, and we expect to grow to 30 vessels on-the-water by August 2015. The growth of our fleet and successful management of our operations have enabled us to establish a track record of growing revenues and improving profitability over recent years despite the volatility in the shipping industry and world economy. We intend to leverage the expertise of our management to further grow our company as we look to capitalize on existing and future opportunities in the liquefied gas transportation and complementary sectors. For the six months ended June 30, 2013, and the year ended December 31, 2012, we reported net income of $19.1 million and $30.5 million, respectively, EBITDA of $47.7 million and $63.9 million, respectively, and operating revenue of $102.8 million and $146.7 million, respectively, an increase over the comparable period in the previous year of 43.0%, 63.7%, 66.5%, 60.3%, 53.6% and 65.1%, respectively. Please see “—Summary Historical Financial and Operating Data” for a reconciliation of EBITDA to net income.

Our Fleet

Our owned vessels had an average age of 6.4 years, as compared to an average age for the world handysize liquefied gas carrier fleet of 11.7 years as of June 30, 2013. We believe that owning a modern fleet reduces off-hire time and maintenance, operating and drydocking costs and helps ensure safety and environmental protection.

The following table sets forth our owned vessels:

OPERATING VESSEL (1)	YEAR BUILT	VESSEL SIZE (CBM)	ETHYLENE-CAPABLE	EMPLOYMENT STATUS	CHARTER EXPIRATION DATE
Semi-refrigerated
Navigator Mars	2000	22,085	✓	Spot market	—
Navigator Neptune	2000	22,085	✓	Time charter	January 2014
Navigator Pluto	2000	22,085	✓	Time charter	September 2015
Navigator Saturn	2000	22,085	✓	Spot market	—
Navigator Venus	2000	22,085	✓	Time charter	March 2014
Navigator Magellan (2)	1998	20,700		Time charter	March 2014
Navigator Aries	2008	20,750		Time charter	September 2014
Navigator Capricorn (2)	2008	20,750		Spot market	—
Navigator Gemini	2009	20,750		Time charter	December 2013
Navigator Pegasus	2009	22,200		Time charter	March 2014
Navigator Phoenix	2009	22,200		Time charter	May 2014
Navigator Scorpio (2)	2009	20,750		Spot market	—
Navigator Taurus	2009	20,750		Spot market	—
Navigator Leo (3)	2011	20,600		Spot market	—
Navigator Libra (3)	2012	20,600		Spot market	—
Navigator Virgo (2)	2009	20,750		Spot market	—
Navigator Mariner (2)	2000	20,700		Time charter	February 2014
Fully-refrigerated
Navigator Grace (2)	2010	22,500		Time charter	February 2014
Navigator Galaxy (2)	2011	22,500		Time charter	September 2014
Navigator Genesis (2)	2011	22,500		Spot market	—
Navigator Global (2)	2011	22,500		Time charter	October 2013
Navigator Gusto (2)	2011	22,500		Time charter	October 2013

(1)	Excludes the Maple 3, a semi-refrigerated vessel operated by us pursuant to a time charter-in from Maple 3 Inc. through December 2014.
(2)	Vessel acquired in connection with the A.P. Møller acquisition described below.
(3)	The Navigator Leo and Navigator Libra are under time charters through 2023 commencing in December 2013.

We are growing our fleet to capitalize on existing and anticipated opportunities in the liquefied gas transportation and distribution market. In November 2012, we entered into sales and purchase agreements with affiliates of A.P. Møller pursuant to which A.P. Møller agreed to sell to us its entire fleet of 11 handysize liquefied gas carriers, or the “A.P. Møller vessels.” We have acquired ten of the A.P. Møller vessels to date and anticipate acquiring the remaining vessel later this year. We have also entered into agreements with Jiangnan to build five 21,000 cbm semi-refrigerated ethylene-capable liquefied gas carriers and two 22,000 cbm semi-refrigerated liquefied gas carriers and have options to build two additional 22,000 cbm semi-refrigerated liquefied gas carriers. Our 2014 newbuildings are scheduled for delivery between April and October of 2014, our 2015 newbuildings are scheduled for delivery between March and August of 2015, and the two option newbuildings would be delivered between late 2015 and early 2016 if the options were exercised. We have fully financed the acquisition of the remaining A.P. Møller vessel and the construction of the 2014 newbuildings through a combination of debt and equity financings. We plan to use a portion of the net proceeds from this offering together with future credit facilities to fund the construction of the 2015 newbuildings and, if the options are exercised, the option newbuildings.

The following table presents certain information concerning the remaining vessel to be delivered from A.P. Møller and our newbuildings, excluding the two option newbuildings.

ACQUIRED / NEWBUILDING VESSEL	YEAR BUILT	VESSEL SIZE (CBM)	ETHYLENE-CAPABLE	ANTICIPATED DELIVERY
Semi-refrigerated
Navigator Atlas	2014	21,000	✓	April 2014
Navigator Europa	2014	21,000	✓	June 2014
Navigator Oberon	2014	21,000	✓	August 2014
Navigator Triton	2014	21,000	✓	October 2014
Navigator Umbrio	2015	21,000	✓	March 2015
Hull 2555 (2)	2015	22,000		June 2015
Hull 2556 (2)	2015	22,000		August 2015
Fully-refrigerated
Maersk Glory (1)(3)	2010	22,500		October 2013

(1)	Vessel to be acquired in connection with the A.P. Møller acquisition described above.
(2)	To be named upon delivery.
(3)	The Maersk Glory is currently under time charter through October 2013.

Our team of experienced in-house personnel manages the commercial and operational functions of our fleet. We currently outsource the technical and crewing management of our vessels to Bernhard Schulte Shipmanagement, or “BSSM,” and Northern Marine Management Ltd., or “NMM,” an affiliate of Stena AB Gothenburg, both international maritime service companies that manage more than 650 and 70 ships, respectively. We refer to BSSM and NMM herein as our “technical managers.” We believe that outsourcing our technical and crewing management has historically been cost efficient and ensured a professional and safe environment for our seafarers and our vessels.

The Seaborne Liquefied Gas Transportation Market

The international seaborne liquefied gas transportation market is primarily driven by demand for, and supply of, liquefied gas carriers. Liquefied gas carriers transport three main types of cargo—LPG, petrochemical gases and ammonia.

The Market for LPG

LPG has historically been a supply-driven industry, as LPG is a by-product of gas processing, LNG production and crude oil refining. The expansion of LNG projects around the world driven by, among other things, a greater emphasis on monetizing gas resources and more stringent restrictions across the globe on the flaring and venting of natural gas has, and will continue to boost LPG production and trade. The Middle East is the largest exporter of LPG, and Asia is the largest destination for Middle Eastern exports. Japan, South Korea and China are the main importers in Asia, with India and Europe being the other major destinations for LPG.

From 2009 through 2012, U.S. seaborne exports of LPG grew at a CAGR of approximately 22.9%, primarily driven by increased LPG production, a direct consequence of the development of domestic shale gas reserves. As a result, the United States has been transformed from being a net importer to a net exporter of LPG. The growth of U.S. gas supplies as a result of domestic shale gas development has also forced down ethane and propane prices in the United States to the point that they are now highly competitive compared to prices offered by other major LPG exporters. These decreased prices have created trading arbitrage opportunities that increase the demand for liquefied gas carriers. Drewry anticipates that U.S. exports of LPG will further grow as additional export terminal infrastructure is developed and that U.S. propane export capacity will more than triple from December 31, 2012 to December 31, 2014 to 540,000 barrels per day.

U.S. LPG Production Source: Drewry	LPG Prices Source: Drewry

The Market for Petrochemicals Gases

Petrochemical gases are derived from processing oil and gas products. The market for seaborne transportation of petrochemical gases is driven primarily by industrial and consumer demand for products derived from petrochemical gases, such as plastics, polymers, organic chemicals and rubber, as well as regional production imbalances and pricing differentials. Seaborne transportation of petrochemical gases has been increasing for much of the last decade in part due to refining and cracking capacity growth in the Middle East and Asia. Global feedstock price disparities, including for ethylene, have also increased, creating arbitrage opportunities. Generally, the growth of capacity ahead of downstream production has underpinned the growth in exports, creating additional demand for shipping capacity. The majority of this capacity has been in the handysize sector.

The Market for Ammonia

Ammonia is predominantly used in the agricultural industry as a fertilizer. In the last decade, international seaborne trade of ammonia has grown faster than production due to the growth in supply from regions with more competitively priced feedstock. As such, production of ammonia is gravitating to areas that have large supplies of low cost natural gas, such as the Middle East.

Versatility and Supply of Gas Carriers

Liquefied gas carriers range in size from 500 to 86,000 cbm and in technical capabilities from fully-pressurized to fully-refrigerated, depending on the mix of pressure and refrigeration applied to cargoes. In general, the operating flexibility of a liquefied gas carrier is restricted at the lower and upper ends of the vessel-size spectrum by a combination of technical and commercial features. The most flexible vessels are those in the handysize sector in which we operate due to their combination of pressure and refrigeration capabilities, which allows them to access each of the LPG, petrochemical gases and ammonia markets.

As of June 30, 2013, the orderbook for liquefied gas carriers was equivalent to 14.4% of the existing fleet in capacity terms, far below the 32% peak seen in late 2007 and early 2008. In contrast to oil tankers and drybulk carriers, the number of shipyards with liquefied gas carrier building experience is quite limited and, as such, a sudden influx of supply beyond what is already on order before 2015 is unlikely. In the handysize sector, there are 87 vessels in the world fleet and 10 vessels on order as of June 30, 2013. Almost 25% of the fleet capacity in the handysize sector is more than 20 years old.

Business Opportunities

We believe the following global trends create significant opportunities for us:

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Emergence of the United States as a major LPG exporter. The recent growth in shale oil and gas production has transformed the United States from being a net importer to a net exporter of LPG. During 2012, the United States became the second largest exporter of seaborne LPG, only surpassed by Qatar, and in early 2013, U.S. monthly exports were more than double the long-term average for the period of 2002 through 2012. Natural gas liquids constitute on average approximately 40% of the gas stream in liquid-rich oil and gas fields such as the Utica and Marcellus shales. Natural gas liquids primarily consist of propane, butane and ethane and have higher market value compared to natural gas. The excess supply of these liquids in markets such as the United States has created arbitrage opportunities and heightened demand in international consuming markets through attractive pricing. For example, average propane prices in the U.S. Gulf Coast for the six months ended June 30, 2013, were approximately 40% and 45% less than the average propane price for such period in Algeria and Saudi Arabia, respectively, which we believe will create increased investment opportunities in growing LPG seaborne transportation on which we intend to capitalize.

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Increasing supply of international LPG requiring transport. Over the last 18 months, the expansion of existing LNG facilities and the construction of major new LNG production facilities around the world have added to LPG production and trade volumes, following a period of project delays and stalled start-ups due to the global economic downturn. We expect recent expansions in international crude oil refining capacity to lead to increased production of LPG as a by-product. We also expect LPG production from natural gas processing to continue to increase as new, more stringent regulations restricting the flaring and venting of natural gas continue to be implemented across the globe. We believe that handysize vessels such as those in our fleet and smaller vessels will benefit from increased LPG production, particularly in the United States, the former Soviet Republics, North and West Coast Africa, the Caribbean and Latin America, and from growth in intra-regional and coastal trade to ports that larger vessels cannot easily access or that lack the fully-refrigerated loading and/or storage infrastructure that larger vessels require.

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Growing demand for seaborne transportation of petrochemicals. We believe that growth in production at petrochemical facilities, demand for alternative feedstocks due to the rise in crude oil prices and regional supply imbalances create arbitrage opportunities that have a positive impact on trade flows from a ton-mile perspective. These arbitrage opportunities generate demand for seaborne liquefied gas carriers to transport petrochemical gas cargoes under voyage charters. Voyage charter rates for petrochemical gas cargoes are often higher than time charter rates for liquefied gas cargoes, with voyage charter rates for ethylene historically commanding an additional premium over the rates for other petrochemical gas cargoes. We believe that the balanced employment of our vessels and the fact that they are among the largest vessels in the world capable of carrying certain petrochemical gases, including ethylene, provide us with available and well-suited tonnage to benefit from these trends.

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Evolving U.S. petrochemical market dynamics. The development of U.S. shale oil and gas resources has also created an abundance of ethane resulting in a decrease in average U.S. ethane spot price from approximately $526 per metric ton for the year ended December 31, 2008 to approximately $166 per metric ton for the six months ended June 30, 2013, providing the U.S. petrochemical industry with attractively priced domestic feedstock for the production of petrochemicals and ethylene. As a result, U.S. petrochemicals and ethylene are increasingly competitively priced in the global marketplace, and a number of new projects have been announced to expand U.S. ethylene cracking capacity. We expect these trends to lead to continued growth in U.S. exports of petrochemical and ethylene cargoes. We believe that we are well positioned to benefit from this export growth as our fleet currently consists of the five largest, and by March 2015 we expect that it will consist of ten of the largest, ethylene-capable liquefied gas carriers in the world.

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Rising global demand for alternative fuels. The increase in global demand for LPG has also been supported by the substitution of alternative fuels as they become more attractive in light of concerns over the environmental impact of crude oil and the safety of nuclear power following the accident at the Fukushima, Japan nuclear power plants. We believe demand for LPG will also increase due to the introduction of various initiatives to encourage the use of cleaner fuels around the world. We believe the ability of our fleet to transport LPG to smaller ports around the world provides us with a competitive advantage as global demand for alternative fuels increases.

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Increased ton-mile demand through backhaul and triangulation opportunities. The shale oil and gas development in the United States, the establishment of LNG and LPG production facilities in the Middle East and other oil and gas producing regions and the growth of petrochemical facilities in various countries around the globe have not only increased the supply of liquefied gases available for export but also changed the trade flows between regions. As one region develops as a major export hub for one type of liquefied gas, it is likely to also grow into a major importer of another. Drewry believes the increased distances between the projected major exporting and importing regions of liquefied gases and the evolution of trade patterns will result in additional backhaul and triangulation opportunities as well as growing ton-mile demand. We have in the past and will continue to benefit from these emerging longer-haul liquefied gas trading patterns, as the versatility of our fleet enables us to carry a wide range of liquefied gases across multiple markets while providing our partners and customers with economies of scale.

Our Competitive Strengths

Our competitive strengths include the following:

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We own and operate the world’s largest handysize liquefied gas carrier fleet. With 22 owned vessels and an additional eight vessels to be delivered to us in the next 24 months, we are and expect to continue to be the owner and operator of the world’s largest handysize liquefied gas carrier fleet. Of these eight vessels to be delivered to us, five are fully financed and three are expected to be financed through the proceeds of this offering and borrowings under future credit facilities. See “Use of Proceeds.” Furthermore, we are also the owner and operator of the world’s largest fleets of both semi-refrigerated and ethylene-capable semi-refrigerated handysize vessels. We believe that our fleet’s cargo carriage flexibility and long-haul capabilities provide us with competitive advantages in pursuing emerging growth opportunities, particularly in petrochemical and ethylene transportation.

■

Our highly versatile fleet allows us to enhance utilization and profitability. Our fleet is capable of cost effectively transporting a wide range of liquefied gases including, in the case of five of our current vessels and five of our newbuildings, ethylene and ethane. We believe that the diversity of our fleet, consisting of semi-refrigerated, fully-refrigerated and ethylene-capable vessels, allows us to match appropriate tonnage to a customer’s particular need. In addition, our ability to transport the broadest set of liquefied gases subject to seaborne transportation affords us greater opportunities for backhaul and triangulation, thereby enhancing our utilization and profitability. Furthermore, we believe our vessels are highly versatile in terms of cargo breadth, ease and speed of loading and discharging cargoes and adaptability for route scheduling and available port infrastructure. During the economic downturn in 2008, when demand for seaborne LPG transportation was appreciably reduced, our vessels took advantage of their ability to carry a broad range of petrochemicals, and thereby maintained an average annual utilization rate across the total fleet of more than 96%.

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We have a modern, fuel efficient fleet. Our owned vessels had an average age of 6.4 years, as compared to an average age for the world handysize liquefied gas carrier fleet of 11.7 years as of June 30, 2013. The average age, fuel efficiency and technical capabilities of our fleet will be further enhanced by the delivery of our seven newbuildings. We believe that owning a modern fleet reduces off-hire time and maintenance, operating and drydocking costs and helps to ensure safety and environmental protection. In addition, our seven newbuilding vessels have been designed to maximize their fuel efficiency by incorporating advanced Eco-design technological improvements to reduce fuel consumption, such as electronically controlled engines, more efficient hull forms, energy efficient propellers, decreased water resistance and the capability of converting the vessels to use LNG as fuel. We believe that owning fuel-efficient vessels assists us in capturing additional business opportunities and enhances our operating performance by reducing voyage costs and allowing us to adhere to increasingly stringent environmental standards required by certain customers and ports.

■

We have an experienced operating team. Our vessels are some of the more complex vessel types on the water today, carrying the full range of LPG, petrochemical and ammonia cargoes. These cargoes can be loaded at significantly differing temperatures and require experience to understand the technical complexities of the vessel’s cooling capacity and pressure limitations to ensure efficient and safe handling and transportation. We believe the experience of our operating team and the network of industry relationships we have established with charterers, traders, brokers, shipyards and other constituents of the liquefied gas industry are not easily replicable by potential new entries and provide us with a sustainable competitive advantage.

■

We have a track record of and visible built-in growth. Since joining our company, our management team has successfully grown our fleet from five operating vessels to the world’s largest handysize liquefied gas carrier fleet with 22 owned vessels as of the date of this prospectus. In addition, our fleet will continue to expand, as we have contracted to take delivery of eight additional vessels, including our seven newbuildings, over the next 24 months and have options to build two additional handysize newbuilding vessels for delivery by early 2016. The growth of our fleet was the primary contributor to our increasing revenues, net income and EBITDA by 65.1%, 63.7% and 60.3%, respectively, from 2011 to 2012. We expect our revenues and EBITDA to continue to grow as we take delivery of the additional vessels, and we believe that the expertise of our management team will allow us to capitalize on further growth opportunities in the future.

■

We have the financial flexibility to selectively pursue expansion opportunities. We believe that our liquidity and moderate leverage following this offering will give us the financial flexibility to pursue further newbuildings, including the 2015 newbuildings and, if the options are exercised, the option newbuildings, potential future acquisitions and complementary investment opportunities as we deem prudent based on prevailing market conditions. We have already fully financed through a combination of debt and equity the acquisition of the A.P. Møller vessel we have contracted to acquire by the end of 2013 and the construction of the 2014 newbuildings. As of June 30, 2013, after giving effect to this offering and the anticipated use of proceeds, we would have $         million of cash and $         million principal amount of outstanding indebtedness. See “Capitalization.”

Our Business Strategies

Our objective is to enhance shareholder value by executing the following business strategies:

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Capitalize on the increasing demand for seaborne transportation of LPG and petrochemicals. We own and operate the world’s largest handysize liquefied gas carrier fleet, in both the number as well as capacity of semi-refrigerated vessels within the handysize segment. We intend to use our vessels to further pursue the anticipated increases in liquefied gas transportation opportunities globally, and in particular, those that we expect to result directly and indirectly from the growth in U.S. shale oil and gas and associated liquids. We believe we were the first liquefied gas carrier operator to export propane from the U.S. East Coast and presently have six vessels dedicated to transporting products derived from U.S. shale oil and gas, including the vessels operating under a COA with Sunoco Logistics through the first quarter of 2014. We believe that we are strongly positioned to increase our presence in this emerging market.

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Maintain a flexible, customer-driven chartering strategy. We will seek to enhance our returns through a flexible vessel employment strategy that combines a base of time charters and COAs with more opportunistic, high-rate voyage charters. In addition, we will seek to further strengthen our relationships with existing customers and expand our client base by providing companies with liquefied gas transportation solutions in the form and duration they require. We believe that our customer-driven employment strategy and high-quality operations position us to be the transportation partner of choice for our customers. In addition, by employing a portion of our fleet in the spot market, we maintain a regular dialogue with charterers and brokers that help us identify higher rate opportunities as well as longer-term trends that may benefit us. We believe that this flexible chartering strategy will enable us to maintain a base of relatively stable and predictable revenues, position us to capitalize on favorable market opportunities and allow us to proactively respond to our customers’ needs.

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Capitalize on backhaul and triangulation opportunities in the petrochemical market. We believe that the versatility of our fleet, in particular our ethylene-capable and semi-refrigerated vessels, enhances our ability to pursue current and emerging backhaul and triangulation opportunities as new trade routes develop, thereby maximizing utilization and enhancing profitability. To further capitalize on such opportunities, we are seeking to expand our leading ethylene-capable liquefied gas carrier position through the acquisition of our seven semi-refrigerated newbuildings, five of which will be ethylene-capable. We intend to seek opportunities to improve our financial results and maximize the utilization of our vessels by transporting both LPG and petrochemicals during vessel repositioning voyages and between time charters.

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Maintain reputation for operational excellence. We believe that we have established a track record in the industry of operational excellence based on our significant experience in the operation and ownership of high-specification liquefied gas carriers. We will endeavor to adhere to the highest standards with regard to reliability, safety and operational excellence as we execute our growth plans. We intend to continue outsourcing the technical and crewing management of our fleet in the near term to our technical managers. We believe outsourcing our technical and crewing management to our technical managers has historically allowed us to consistently maintain high-quality and skilled, professional crews while at the same time growing our substantive in-house expertise in these areas. As our fleet grows, we will regularly evaluate opportunities to enhance the quality and cost efficiency of managing our vessels.

■

Selectively grow and expand our operations. We intend to maintain our market position by growing our fleet through newbuildings and selective acquisitions of modern, high-quality vessels, as well as opportunistically to expand our business through the investment in complementary assets should such opportunities arise. In addition, we will seek to leverage the experience of our operating team to selectively tailor the capabilities of our existing and/or future vessels and related investments to provide our partners and customers with integrated liquefied gas transportation solutions in new and evolving markets. Furthermore, although we currently operate vessels in the handysize segment, we will opportunistically evaluate acquisitions of vessels in other capacity ranges.

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Maintain a strong balance sheet with moderate leverage. We have a strong balance sheet and, after this offering, expect to have a debt to capitalization ratio of     % and ample liquidity with cash on hand of $         million. We will seek to maintain modest leverage in the future by prudently financing our growth with a balanced mix of cash from operations, debt financings and proceeds from future equity offerings. We believe that maintaining a strong balance sheet will continue to provide us with the flexibility to capitalize on vessel purchases and related investment opportunities. Notwithstanding the foregoing, based on prevailing conditions and our outlook for the liquefied gas carrier market, we might consider incurring further indebtedness in the future to enhance returns to our shareholders.

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, the capital-intensive nature of our business; the cyclical nature of charter rates for liquefied gas carriers; partial dependence on spot charters; political, governmental and economic instability; expanding customer relationships; and the availability of financing on favorable terms, if at all.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in shares of our common stock. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 16.

Implications of Being an Emerging Growth Company

We had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the “JOBS Act.” An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of its initial public offering;

■	exemption from the auditor attestation requirement in the assessment of the company’s internal control over financial reporting;

■	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

■

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the “PCAOB,” requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different than information provided by other public companies. We have elected to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

Our Relationship with WL Ross & Co. LLC

Following the closing of this offering, over     % of our common stock will be owned by investment funds affiliated with WLR. WLR has restructured more than $300 billion of liabilities in North America and other parts of the world. The firm maintains offices in New York City and has become the sponsor of more than $9.0 billion of alternative investment partnerships on behalf of major U.S., European and Japanese institutional investors.

Corporate Information

We were formed in 1997 as an Isle of Man public limited company and subsequently redomiciled in 2008 in the Republic of the Marshall Islands. Our representative offices are located at 21 Palmer Street, London SW1H 0AD, United Kingdom, Tel +44 (0)20 7340 4850 and 399 Park Avenue, New York, NY 10022, United States, Tel +1 (212) 355-5893. Our website is located at http://www.navigatorgas.com.

We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. Please read “Where You Can Find Additional Information” for an explanation of our reporting requirements as a foreign private issuer.

THE OFFERING

Shares of common stock offered by us	shares, or shares if the underwriters exercise their option to purchase additional shares of common stock in full.

Shares of common stock offered by the selling shareholders	shares.

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock.

Shares of common stock to be outstanding after this offering	shares, or shares if the underwriters exercise their option to purchase additional shares of common stock in full.

Ownership after offering	Upon completion of this offering, the WLR Group, our executive officers, directors and affiliated entities will own approximately % of our outstanding common stock, or % if the underwriters exercise their option to purchase additional shares in full, and will as a result have significant control over our affairs.

Use of proceeds	We estimate that we will receive net proceeds from the sale of our common stock in this offering of $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $ per share, the mid-point of the range set forth on the cover of this prospectus. We intend to use the net proceeds from this offering to fund the equity portion, or approximately $55 million, due under our purchase obligations for the 2015 newbuildings and the remainder for general corporate purposes, including if the newbuilding options are exercised, to fund $35 million of the approximately $88 million required to purchase the option newbuildings. We currently expect the remaining $82 million and $53 million of the purchase prices for the 2015 newbuildings and option newbuildings, respectively, to be financed under future credit facilities. The actual amount of the equity portion and debt portion under our purchase obligations could be impacted by the availability of debt financing on favorable terms.

We will not receive any of the proceeds from the sale of our common stock by the selling shareholders. See “Use of Proceeds” and “Principal and Selling Shareholders.”

Dividends	We do not anticipate paying any cash dividends on our common stock in the near term. In addition, the agreements governing our indebtedness place certain restrictions on our ability to pay cash dividends. See “Dividend Policy.”

Exchange listing	We have applied to list our common stock on the New York Stock Exchange, or “NYSE,” under the symbol “NVGS.”

Risk factors	Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus before investing in our common stock.

The number of shares of common stock to be outstanding after our initial public offering gives effect to a 3-for-1 stock split that will be effected immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering and includes: (i) 46,296,762 shares of our common stock outstanding as of July 2, 2013, and (ii) the              shares of common stock offered by us in connection with this offering (assuming no exercise of the underwriters’ option to purchase additional shares), and excludes (on a post-stock split basis):

■	69,198 shares of restricted stock outstanding as of July 2, 2013 under our 2008 Restricted Stock Plan;

■	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of shares of common stock reserved for issuance under our 2013 Long-Term Incentive Plan.

Unless expressly indicated or the context requires otherwise, all information in this prospectus assumes:

■

the consummation of the 3-for-1 stock split to be effected immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering in the form of a share dividend;

■	no exercise by the underwriters of their option to purchase an additional shares of common stock from us; and

■	the effectiveness of our second restated articles of incorporation in connection with the closing of our initial public offering.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents historical information as follows:

■

The summary historical financial data as of and for the years ended December 31, 2011 and 2012, have been derived from our audited consolidated financial statements included elsewhere in this prospectus, and should be read together with and qualified in its entirety by reference to such audited consolidated financial statements.

■

The summary historical financial data as of and for the six months ended June 30, 2012, and 2013, have been derived from our unaudited consolidated financial statements and the notes thereto and, in our opinion, except as described below, have been prepared on a basis consistent with the audited financial statements and include all adjustments consisting of normal recurring adjustments, necessary for a fair presentation of this information.

The following table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary historical financial data reflects the earnings per share and dividends per share impact of our 3-for-1 stock split that we will effect immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering.

	NAVIGATOR HOLDINGS
	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands, except per share data, fleet data and average daily results)
Income Statement Data:
Operating revenue	$88,875	$146,716	$66,917	$102,816
Operating expenses:
Address and brokerage commissions	2,664	4,234	2,023	2,575
Voyage expenses	17,661	27,791	14,162	22,260
Charter-in costs	344	11,288	3,600	3,175
Vessel operating expenses	22,939	32,826	15,104	22,933
Depreciation and amortization	18,678	24,180	11,506	15,683
General and administrative costs	4,232	5,273	2,536	3,195
Other corporate expenses	1,166	1,402	850	999

Total operating expenses	67,684	106,994	49,782	70,819

Operating income	$21,191	$39,722	$17,135	$31,997

Net interest expense	2,433	8,671	3,552	12,693

Income before income taxes	$18,758	$31,051	$13,583	$19,304
Income taxes	108	515	246	224

Net income	$18,650	$30,536	$13,338	$19,080

Earnings per share:
Basic and diluted	$0.60	$0.82	$0.37	$0.43
Dividends per share:
Basic and diluted	$0.31	$0.06	$0.07	$—
EBITDA (1)	$39,869	$63,902	$28,642	$47,680

	NAVIGATOR HOLDINGS
	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands, except per share data, fleet data and average daily results)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$26,734	$140,870	$41,783	$86,913
Total assets	524,793	832,254	669,084	1,062,793
Total liabilities	152,765	384,431	238,928	520,616
Total shareholders’ equity	372,028	447,823	430,156	542,177

Fleet Data:
Weighted average number of vessels (2)	8.3	12.7	11.6	16.6
Ownership days (3)	3,033	4,663	2,114	3,016
Available days (4)	3,033	4,663	2,114	2,921
Operating days (5)	2,955	4,641	2,103	2,802
Fleet utilization (6)	97.4%	99.5%	99.5%	95.9%

Average Daily Results:
Time charter equivalent rate (7)	$23,983	$26,305	$25,085	$28,750
Daily vessel operating expenses (8)	$7,632	$7,916	$7,819	$7,877

(1)

EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

■	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

■	EBITDA does not recognize the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

■	EBITDA ignores changes in, or cash requirements for, our working capital needs; and

■	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of net income to EBITDA (unaudited) for the periods presented:

	NAVIGATOR HOLDINGS
	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2011	2012	2012	2013
	(In thousands)
Net income	$18,650	$30,536	$13,338	$19,080
Net interest expense	2,433	8,671	3,552	12,693
Income taxes	108	515	246	224
Depreciation and amortization	18,678	24,180	11,506	15,683
EBITDA	$39,869	$63,902	$28,642	$47,680

(2)	We calculate the weighted average number of vessels during a period by dividing the number of total ownership days during that period by the number of calendar days during that period.
(3)

We define ownership days as the aggregate number of days in a period that each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expenses that we record during a period.

(4)

We define available days as ownership days less aggregate off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.

(5)

We define operating days as available days less the aggregate number of days that our vessels are off-hire for any reason other than scheduled maintenance. We use operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

(6)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non-scheduled off-hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.

(7)

Time charter equivalent rate, or “TCE rate,” is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., time charters, voyage charters and COAs) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide operating revenue (net of voyage expenses) by operating days for the relevant time period.

(8)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days (excluding ownership days for chartered-in vessels) for the relevant time period.

RISK FACTORS

You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common stock. If any of the following risks were actually to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Charter rates for liquefied gas carriers are cyclical in nature.

The international liquefied gas carrier market is cyclical with attendant volatility in terms of profitability, charter rates and vessel values. The degree of charter rate volatility among different types of liquefied gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international liquefied gas carrier market are also unpredictable.

Future growth in the demand for our services will depend on changes in supply and demand, economic growth in the world economy and demand for liquefied gas product transportation relative to changes in worldwide fleet capacity. Adverse economic, political, social or other developments, including the return of the turmoil in the global financial system and economic crisis, could have a material adverse effect on world economic growth and thus on our business and results of operations.

The charter rates we receive will be dependent upon, among other things:

■	changes in the supply of vessel capacity for the seaborne transportation of liquefied gases, which is influenced by the following factors:

■	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;

■	the scrapping rate of older vessels;

■	port and canal congestion; and

■	the number of vessels that are out of service, including due to vessel casualties.

■	changes in the level of demand for seaborne transportation of liquefied gases, which is influenced by the following factors:

■	the level of production of liquefied gases in net export regions such as Russia, North America, the Middle East and Africa;

■	the level of demand for liquefied gases in net import regions such as Asia, Europe, Latin America and India;

■	the level of internal demand for petrochemicals to supply integrated petrochemical facilities in net export regions;

■	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

■	the prices of alternative fuels;

■	increases in the cost of petroleum and natural gas from which liquefied gases are derived;

■	prevailing global and regional economic conditions;

■

political changes and armed conflicts in the regions traveled by our vessels and the regions where the cargoes we carry are produced or consumed that interrupt production, trade routes or consumption of liquefied gases and the products made therefrom;

■	developments in international trade;

■	the distances between exporting and importing regions over which liquefied gases are to be moved by sea;

■	infrastructure to support seaborne liquefied gases, including pipelines, railways and terminals;

■	the availability of alternative transportation means;

■	changes in seaborne and other transportation patterns;

■	changes in liquefied gas carrier prices; and

■	changes in environmental and other regulations that may limit the production or consumption of liquefied gases or the useful lives of vessels.

Adverse changes in any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

We are partially dependent on voyage charters in the spot market, and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently operate a fleet of 23 vessels, including one chartered-in vessel. Of those, eight vessels are employed in the spot market, exposing us to fluctuations in spot market charter rates.

We may employ additional vessels that we may acquire or charter-in the future in the spot market, including the remaining secondhand vessel that we have contracted to acquire for delivery in 2013 and the seven newbuildings to be acquired for delivery by August 2015. Although spot chartering is common in our industry, the spot market may fluctuate significantly. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast and to pick up cargo. The spot market is very volatile, and there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We may be unable to charter our vessels at attractive rates, which would have an adverse impact on our business, financial condition and operating results.

Payments under our charters represent substantially all of our operating cash flow. Our time charters expire on a regular basis. Furthermore, we anticipate receiving at least eight new vessels by August 2015 as a result of our acquisition of the remaining A.P. Møller vessel and our newbuildings, none of which are currently subject to charters. If demand for liquefied gas carriers has declined at the time that our charters expire or vessels are received, we may not be able to charter our vessels at favorable rates or at all. In addition, while longer-term charters would become more attractive to us at a time when charter rates are declining, our customers may not want to enter into longer-term charters in such an environment. As a result, if our charters expire or vessels are received at a time when charter rates are declining, we may have to accept charters with lower rates or shorter terms than would be desirable. Furthermore, we may be unable to charter our vessels immediately after the expiration of their charters or after their receipt, resulting in periods of non-utilization for our vessels. Our inability to charter our vessels at favorable rates or terms or at all would adversely impact our business, financial condition and operating results. Please read “Business—Our Fleet.”

If the demand for liquefied gases and the seaborne transportation of liquefied gases does not continue to grow, our business, financial condition and operating results could be adversely affected.

Our growth depends on continued growth in world and regional demand for liquefied gases and the seaborne transportation of liquefied gases, each of which could be adversely affected by a number of factors, such as:

■

increases in the demand for industrial and residential natural gas in areas linked by pipelines to producing areas, or the conversion of existing non-gas pipelines to natural gas pipelines in those markets;

■	increases in demand for chemical feedstocks in net exporting regions;

■	decreases in the consumption of petrochemical gases;

■	decreases in the consumption of LPG due to increases in its price relative to other energy sources or other factors making consumption of liquefied gas less attractive;

■	the availability of competing, alternative energy sources, transportation fuels or propulsion systems;

■	decreases in demand for liquefied gases resulting from changes in feedstock capabilities of petrochemical plants in net importing regions;

■	changes in the relative values of hydrocarbon and liquefied gases;

■	a reduction in global industrial activity, especially in the plastics and petrochemical industries, particularly in regions with high demand growth for liquefied gas, such as Asia;

■	adverse global or regional economic or political conditions, particularly in liquefied gas exporting or importing regions, which could reduce liquefied gas shipping or energy consumption;

■	changes in governmental regulations, such as the elimination of economic incentives or initiatives designed to encourage the use of liquefied gases over other fuel sources; or

■	decreases in the capacity of petrochemical plants and crude oil refineries worldwide or the failure of anticipated new capacity to come online.

Reduced demand for liquefied gases and the seaborne transportation of liquefied gases would have a material adverse effect on our future growth and could adversely affect our business, financial condition and operating results.

The expected growth in the supply of petrochemical gases, including ethylene, available for seaborne transport may not materialize, which would deprive us of the opportunity to obtain premium charters for petrochemical cargoes.

Charter rates for petrochemical gas cargoes are often higher than those for LPG, with charter rates for ethylene historically commanding an additional premium. While we believe that growth in production at petrochemical production facilities and regional supply and pricing imbalances will create opportunities for us to transport petrochemical gas cargoes, including ethylene, factors that are beyond our control may cause the supply of petrochemical gases available for seaborne transport to remain constant or even decline. For example, a significant portion of any increased production of petrochemicals in export regions may be used to supply local facilities that use petrochemicals as a feedstock rather than exported via seaborne trade. If the supply of petrochemical gases available for seaborne transport does not increase, we will not have the opportunity to obtain the premium charter rates associated with petrochemical gas cargoes, including ethylene, and our expectations regarding the growth of our business may not be met.

The market values of our vessels may fluctuate significantly. This could cause us to incur a loss, which could adversely affect our business, financial condition and operating results.

The market value of liquefied gas carriers fluctuates. While the market values of our vessels have increased since the recent economic slowdown, they still remain below the historic high levels prior to the economic slowdown. In addition, they are subject to the potential significant fluctuations depending on a number of factors including: general economic and market conditions affecting the shipping industry, prevailing charter rates, competition from other shipping companies, other modes of transportation, other types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings.

In addition, when vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the supply of vessel capacity, satisfying demand sooner and potentially suppressing charter rates.

Also, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could have a material adverse effect on our business, financial condition and operating results. Please read “The International Liquefied Gas Shipping Industry” for information concerning historical prices of liquefied gas carriers.

Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.

We must make substantial capital expenditures over the long term to maintain the operating capacity and expansion of our fleet in order to preserve our capital base.

We estimate that drydocking expenditures can cost up to $2.0 million per vessel per drydocking, although these expenditures could vary significantly from quarter to quarter and year to year and could increase as a result of changes in:

■	the location and required repositioning of the vessel;

■	the cost of labor and materials;

■	customer requirements;

■	the size of our fleet;

■	the cost of replacement vessels;

■	length of charters;

■	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

■	competitive standards.

Furthermore, we intend to make substantial capital expenditures to increase the size of our fleet. Pursuant to our purchase and sale agreements with A.P. Møller, we are required to remit payment of $38.7 million to A.P. Møller at the time of delivery of the remaining secondhand vessel we are to acquire during the fourth quarter of 2013. As of June 30, 2013, such remaining payment, together with payments to be remitted for three A.P. Møller vessels received prior to the date hereof but subsequent to June 30, 2013, totaled approximately $151.7 million. In addition, we have agreed to purchase the four 2014 newbuildings from Jiangnan for $50.0 million per vessel and the three 2015 newbuildings from Jiangnan for an average of $46.0 million per vessel, for an aggregate of $337.9 million. As of June 30, 2013, we have made aggregate payments to Jiangnan of $29.9 million. We also have options to build the two additional newbuildings for delivery from Jiangnan in late 2015 and early 2016 at $44.0 million per vessel.

We have fully financed the acquisition of the remaining A.P. Møller vessel and the construction of the 2014 newbuildings through a combination of debt and equity financings. We plan to use a portion of the net proceeds from this offering together with future credit facilities to fund the construction of the 2015 newbuildings and, if the options are exercised, the option newbuildings.

Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings in order to finance the expansion of our fleet may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could limit our ability to expand our fleet. Even if we are successful in obtaining necessary funds, the terms of such financings may significantly increase our interest expense and financial leverage and issuing additional equity securities may result in significant shareholder dilution. Please read “Management’s Discussion and Analysis of Financial Conditional Results of Operations—Liquidity and Capital Resources—Liquidity and Cash Needs.”

We may be unable to make, or realize the expected benefits from, acquisitions and the failure to successfully implement our growth strategy through acquisitions could adversely affect our business, financial condition and operating results.

Our growth strategy includes selectively acquiring existing liquefied gas carriers or newbuildings and investing in complimentary assets. Factors such as competition from other companies, many of which have significantly greater financial resources than we do, could reduce our acquisition and investment opportunities or cause us to pay higher prices.

Any existing vessel or newbuilding we acquire (including the A.P. Møller vessels, the 2014 newbuildings, the 2015 newbuildings and, if exercised, the option newbuildings) may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to cover the cost of acquisition. Market conditions at the time of delivery of any newbuildings or vessels acquired free of charter may be such that charter rates are not favorable and the revenue generated by such vessels is not sufficient to cover their purchase prices.

In addition, our acquisition and investment growth strategy exposes us to risks that could adversely affect our business, financial condition and operating results, including risks that we may:

■	fail to realize anticipated benefits of acquisitions, such as new customer relationships, cost savings or increased cash flow;

■	not be able to obtain charters at favorable rates or at all;

■	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet or engage a third-party technical manager to do the same;

■	fail to integrate investments of complementary assets or vessels in capacity ranges outside our current operations in a profitable manner;

■	not have adequate operating and financial systems in place as we implement our expansion plan;

■	decrease our liquidity through the use of a significant portion of available cash or borrowing capacity to finance acquisitions;

■	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

■	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

■	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Operations outside the United States expose us to political, governmental and economic instability, which could adversely affect our business, financial condition and operating results.

Because our operations are primarily conducted outside of the United States, we may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these conditions could adversely affect our business, financial condition and operating results. We derive some of our revenues from transporting gas cargoes from, to and within politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. In addition, vessels operating in some of these regions have been subject to piracy. Hostilities or other political instability in regions where we operate or may operate could have a material adverse effect on our business, financial condition and operating results. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where we engage in business as a result of terrorist attacks, hostilities or other events may limit trading activities with those countries, which could also harm our business. Finally, a government could requisition one or more of our vessels, which is most likely during a war or national emergency. Any such requisition would cause a loss of the vessel and would harm our business, financial condition and operating results.

The geopolitical risks associated with chartering vessels to Indonesian and Venezuelan state-owned corporations are significant and could have an adverse impact on our business, financial condition and operating results.

PT Pertamina (Persero), or “Pertamina,” is a state-owned corporation of the Republic of Indonesia. Pertamina currently employs three of our vessels. Petróleos de Venezuela S.A., or “PDVSA,” is a state-owned corporation of the Bolivarian Republic of Venezuela. PDVSA currently employs two of our vessels. Collectively, our charters with Pertamina and PDVSA generated approximately 10.9% of our revenues for the year ended December 31, 2012. Our vessels that are chartered to Pertamina and PDVSA are subject to various risks, including (i) loss of revenue, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks, (ii) being subject to foreign laws and legal systems and the exclusive jurisdiction of Indonesian or Venezuelan courts or tribunals and (iii) the unilateral renegotiation of contracts and changes in laws and policies governing the operations of foreign companies in Indonesia or Venezuela. In addition, if a contract dispute arises it may be difficult for us to enforce our contractual rights against either Pertamina or PDVSA, as it may claim sovereign immunity against judgments from foreign courts. As a result, we are subject to significant economic uncertainty associated with doing business with state-owned corporations. We cannot predict how government policies may change under the current or any future Indonesian or Venezuelan administration, and future government policies could have a substantial adverse impact on our business, financial condition and operating results.

We depend to a significant degree upon third-party managers to provide technical management services for our fleet.

We subcontract the majority of the technical management of our fleet, including crewing, maintenance and repair, to third-party technical managers, BSSM and NMM. Our technical managers, in turn, contract with one or more manning agents for the provision of crews for our vessels. Although we have subcontracted the technical management of portions of our fleet to BSSM since 2001 and NMM since 2009, our agreements with them are subject to annual renewal and may be terminated by us or our technical managers with three months’ notice. The loss of services of one or both of our technical managers or a failure to perform their obligations could have an adverse effect on our business, financial condition and operating results. Although we may have rights against our technical managers if they were to default on their obligations, shareholders will have no recourse against our technical managers. In addition, if we were to lose the services of one or both of our technical managers, we may not be able to find replacement technical managers on terms as favorable as those currently in place.

The ability of our technical managers to continue providing services for our benefit will depend in part on their financial strength. Circumstances beyond our control could impair our technical managers’ financial strength. Because our technical managers are privately held, it is unlikely that information about their financial strength will be available. As a result, we might have little advance warning of problems that affect our technical managers, even though those problems could have a material adverse effect on us. Our inability to replace our technical managers or to successfully take over and perform the technical management of the vessels being managed by our technical managers would materially and adversely affect our business, financial condition and operating results.

An increase in fuel prices may adversely affect our charter rates for time charters and our cost structure for voyage charters and COAs.

The price and supply of bunker fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. The price of bunker fuel has increased substantially, primarily as a result of increases in the price of crude oil and changing refinery industry dynamics. A significant portion of our revenues are generated by time charters, the terms of which require our customers to incur the cost of bunker fuel. However, our customers may be less willing to enter into charters under which they bear the full risk of bunker fuel price increases or may shorten the periods for which they are willing to make such commitments. Under voyage charters and COAs, we bear the cost of bunker fuel used to power our vessels. A substantial increase in bunker fuel prices would correspondingly increase our voyage expenses under any of our voyages charters or COAs, which may adversely affect our profitability. A substantial increase in the cost of bunker fuel may adversely affect our business, financial condition and operating results.

The required drydocking of our vessels could have a more significant adverse impact on our revenues than we anticipate, which would adversely affect our business, financial condition and operating results.

The drydocking of our vessels requires significant capital expenditures and results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our financial condition. Although we do not anticipate that more than one vessel will be out of service at any given time, we may underestimate the time required to drydock our vessels, or unanticipated problems may arise.

Our operating costs are likely to increase in the future as our vessels age, which would adversely affect our business, financial condition and operating results.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age, we will incur increased costs. Older vessels are typically less fuel-efficient and more costly to maintain than newer vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental, safety or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels to comply. These laws or regulations may also restrict the type of activities in which our vessels may engage or limit their operation in certain geographic regions. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their expected useful lives.

The loss or inability to operate any of our vessels would result in a significant loss of revenues and cash flow which would adversely affect our business, financial condition and operating results.

We do not carry loss of hire insurance. If, at any time, we cannot operate any of our vessels due to loss of the vessel, mechanical problems, lack of seafarers to crew a vessel, prolonged drydocking periods, loss of certification, the loss of any charter or otherwise, our business, financial condition and operating results will be materially adversely affected. In the worst case, we may not receive any revenues from any loss vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.

An economic downturn could have a material adverse effect on our business, financial condition and operating results.

Future adverse economic conditions may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and demand for energy, including liquefied gases. The world economy is currently facing a number of challenges. As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the “EFSF,” and the European Financial Stability Mechanism, or the “EFSM,” to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the “ESM,” which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for liquefied gases and have a negative impact on our customers. These potential developments, or market perceptions concerning these and related issues, could affect our business, financial condition and operating results.

Furthermore, a future economic slowdown could have an impact on our customers and/or suppliers including, among other things, causing them to fail to meet their obligations to us. Similarly, a future economic slowdown could affect lenders participating in our secured term loan facilities, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial condition and operating results.

Due to our lack of diversification, adverse developments in the seaborne liquefied gas transportation business could adversely affect our business, financial condition and operating results.

We rely exclusively on the cash flow generated from vessels that operate in the seaborne liquefied gas transportation business. Unlike many other shipping companies, which have vessels that can carry drybulk, crude oil and oil products, we depend exclusively on the transport of LPG, petrochemicals and ammonia. Due to our lack of diversification, an adverse development in the international liquefied gas shipping industry would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained more diverse assets or lines of business.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against all of the vessels in our fleet for claims relating to only one of our ships. The arrest of any of our vessels would adversely affect our business, financial condition and operating results.

We may experience operational problems with vessels that reduce revenue and increase costs.

Liquefied gas carriers are complex vessels and their operation is technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could adversely affect our business, financial condition and operating results.

A shortage of qualified officers makes it more difficult to crew our vessels and increases our operating costs. If a shortage were to develop, it could impair our ability to operate and have an adverse effect on our business, financial condition and operating results.

Our liquefied gas carriers require a technically skilled officer staff with specialized training. As the world liquefied gas carrier fleet and the LNG carrier fleet continue to grow, the demand for such technically skilled officers has increased and could lead to a shortage of such personnel. If our technical managers were to be unable to employ such technically skilled officers, they would not be able to adequately staff our vessels and effectively train crews. The development of a deficit in the supply of technically skilled officers or an inability of our technical managers to attract and retain such qualified officers could impair our ability to operate and increase the cost of crewing our vessels and, thus, materially adversely affect our business, financial condition and operating results. Please read “Business—Crewing and Staff.”

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and could adversely affect our business, financial condition and operating results.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with Germanischer Lloyd, Lloyd’s Register or Det Norske Veritas. All of our vessels have been awarded International Safety Management, or the “ISM Code,” certification.

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Twelve of the vessels in our existing fleet are on a planned maintenance system, or “PMS,” approval, and as such the classification society attends on-board once every year to verify that the maintenance of the on-board equipment is done correctly. The remaining ships are operating continuous management surveys. All of the vessels in our fleet have been qualified within its respective classification society for drydocking once every five years, subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society. When gas carriers reach an age of 15 years, they must undergo hull / bottom surveys twice in each five-year cycle, with a maximum of 30 months between each underwater survey.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. This would adversely affect our business, financial condition and operating results.

Our fleet includes sets of sister ships, which have identical specifications. As a result, any latent design or equipment defect discovered in one of our sister ships will likely affect all of the other vessels.

Our owned vessels consist of five sets of sister ships, ranging from two vessels to six vessels, and our newbuildings will be sister ships. The vessels in each set of sister ships were or will be built based on standard designs and are uniform in all material respects. Any latent design defects in one of the sister ships would likely affect all of its respective sister ships. We cannot assure you that latent defects will not be discovered in any of these vessels. In addition, all vessels that are sister ships have the same or similar equipment as all other such vessels. As a result, any equipment defect discovered in one vessel may affect one or all of the vessels that are sister ships with that vessel. Any disruptions in the operation of the vessels in our fleet, resulting from any such defects could adversely affect our business, financial condition and operating results.

Delays in deliveries of newbuildings or acquired vessels, or deliveries of vessels with significant defects, could harm our operating results and lead to the termination of any related charters that may be entered into prior to their delivery.

The delivery of any of the newbuildings we have ordered or may order or of any vessels we agree to acquire in the future could be delayed, which would delay our receipt of revenues under any future charters we enter into for the vessels. In addition, under some of the charters we may enter into for these newbuildings, if our delivery of a vessel to the customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time charter, resulting in loss of revenues. The delivery of any newbuilding with substantial defects could have similar consequences.

Our receipt of newbuildings could be delayed because of many factors, including:

■	quality or engineering problems;

■	changes in governmental regulations or maritime self-regulatory organization standards;

■	work stoppages or other labor disturbances at the shipyard;

■	bankruptcy or other financial crisis of the shipbuilder;

■	a backlog of orders at the shipyard;

■	political or economic disturbances in the locations where the vessels are being built;

■	weather interference or catastrophic event, such as a major earthquake or fire;

■	our requests for changes to the original vessel specifications;

■	shortages of, or delays in the receipt of necessary construction materials, such as steel;

■	our inability to finance the purchase of the vessels; or

■	our inability to obtain requisite permits or approvals.

We do not carry delay of delivery insurance to cover any losses that are not covered by delay penalties in our construction contracts. As a result, if delivery of a vessel is materially delayed, it could adversely affect our business, financial condition and operating results.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

The process of obtaining new charters is highly competitive, generally involves an intensive screening process and competitive bids, and often extends for several months. Contracts are awarded based upon a variety of factors, including:

■	the operator’s industry relationships, experience and reputation for customer service, quality operations and safety;

■	the quality, experience and technical capability of the crew;

■	the operator’s relationships with shipyards and the ability to get suitable berths;

■	the operator’s construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

■	the operator’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

■	the competitiveness of the bid in terms of overall price.

Our ability to obtain new customers will depend upon a number of factors, including our ability to:

■	successfully manage our liquidity and obtain the necessary financing to fund our growth;

■	attract, hire, train and retain qualified personnel and ship management companies to manage and operate our fleet;

■	identify and consummate desirable acquisitions, joint ventures or strategic alliances; and

■	identify and capitalize on opportunities in new markets.

We expect substantial competition for providing transportation services from a number of experienced companies. As a result, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, financial condition and operating results.

The marine transportation industry is subject to substantial environmental and other regulations, which may limit our operations and increase our expenses.

Our operations are affected by extensive and changing environmental protection laws and other regulations and international treaties and conventions, including those relating to equipping and operating vessels and vessel safety. These regulations include the U.S. Oil Pollution Act of 1990, or “OPA 90,” the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002 and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as the CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1975, as from time to time amended and generally referred to as MARPOL, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended, and the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the “ISM Code.” We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase costs, which could harm our business. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. We may become subject to additional laws and regulations if we enter into new markets or trades.

In addition, we believe that the heightened environmental, quality and security concerns of the public, regulators, insurance underwriters and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements on all vessels in the marine transportation markets and possibly restrictions on the emissions of greenhouse gases from the operation of vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate.

Please read “Business—Environmental and Other Regulations” for a more detailed discussion on these topics.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Additionally, a treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Marine transportation is inherently risky. An incident involving significant loss of product or environmental contamination by any of our vessels could adversely affect our reputation, business, financial condition and operating results.

Our vessels and their cargoes and the LPG and petrochemical production and terminal facilities that we service are at risk of being damaged or lost because of events such as:

■	marine disasters;

■	bad weather;

■	mechanical failures;

■	grounding, capsizing, fire, explosions and collisions;

■	piracy;

■	human error; and

■	war and terrorism.

An accident involving any of our vessels could result in any of the following:

■	death or injury to persons, loss of property or damage to the environment and natural resources;

■	delays in the delivery of cargo;

■	loss of revenues from time charters;

■	liabilities or costs to recover any spilled cargo and to restore the ecosystem where the spill occurred;

■	governmental fines, penalties or restrictions on conducting business;

■	higher insurance rates; and

■	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results.

Our operating results are subject to seasonal fluctuations.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. The liquefied gas carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months in the Northern Hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. While our time charters typically provide a uniform monthly fee over the term of the charter, to the extent any of our time charters expires during the relatively weaker fiscal quarters ending June 30 and September 30, we may have difficultly re-chartering those vessels at similar rates or at all.

Competition from more technologically advanced liquefied gas carriers could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes fuel economy, speed and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter ports, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new liquefied gas carriers are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced liquefied gas carriers could adversely affect the charter rates we receive for our vessels once their current charters are terminated and the resale value of our vessels. As a result, our business, financial condition and operating results could be adversely affected.

Acts of piracy on any of our vessels or on ocean going vessels could adversely affect our business, financial condition and results of operations.

Acts of piracy have historically affected ocean going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. If such piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war-risk insurance premiums payable for such coverage could increase significantly and such insurance coverage might become more difficult to obtain. In addition, crew costs, including costs that may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Terrorist attacks, increased hostilities, piracy or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of production and distribution of LPG, petrochemical gases and ammonia, which could result in reduced demand for our services.

Terrorist attacks on vessels, such as the October 2002 attack on the m.v. Limburg and the July 2010 attack allegedly by Al-Qaeda on the m. Star, both very large crude carriers not related to us, may in the future adversely affect our business, financial condition and results of operation. In addition, petrochemical production and terminal facilities and vessels that transport petrochemical products could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport gases to or from certain locations. Terrorist attacks, piracy, war or other events beyond our control that adversely affect the distribution, production or transportation of gases to be shipped by us could entitle customers to terminate our charters, which would harm our cash flow and business. In addition, the loss of a vessel as a result of terrorism or piracy would have a material adverse effect on our business, financial condition and operating results.

Our insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.

The operation of liquefied gas carriers is inherently risky. We may not be able to adequately insure against all risks, and any particular claim may not be paid by insurance. None of our vessels are insured against loss of revenues resulting from vessel off-hire time. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if the member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. The costs arising from a catastrophic spill or marine disaster could exceed the insurance coverage. Changes in the insurance markets attributable to terrorist attacks or piracy may also make certain types of insurance more expensive or more difficult to obtain. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations. Any uninsured or underinsured loss could have a material adverse effect on our business, financial condition and operating results.

Restrictive covenants in our secured term loan facilities, and any future debt facilities will impose, financial and other restrictions on us.

The secured term loan facilities impose, and any future debt facility will impose, operating and financial restrictions on us. The restrictions in the existing secured term loan facilities may limit our ability to, among other things:

■

pay dividends out of operating revenues generated by the vessels securing indebtedness under the facility, redeem any shares or make any other payment to our equity holders, if there is a default any secured term loan facility;

■	incur additional indebtedness, including through the issuance of guarantees;

■	create liens on our assets;

■	sell our vessels;

■	merge or consolidate with, or transfer all or substantially all our assets to, another person;

■	change the flag, class or management of our vessels; and

■	enter into a new line of business.

The secured term loan facilities require us to maintain various financial ratios. These include requirements that we maintain specified maximum ratios of net debt to total capitalization, that we maintain specified minimum levels of cash and cash equivalents (including undrawn lines of credit with maturities greater than 12 months), that we maintain specified minimum ratios of consolidated earnings before interest, taxes, depreciation and amortization (consolidated EBITDA), to consolidated interest expense and that we maintain specified minimum levels of collateral coverage. If at any time the aggregate fair market value of (i) the vessels subject to a mortgage in favor of our lenders and (ii) the value of any additional collateral we grant to the lenders is less than 135% of the outstanding principal amount under the secured term loan facilities and any commitments to borrow additional funds, our lenders may require us to provide additional collateral. Upon notice from our lenders that additional collateral is required, we will have 30 days to either provide collateral that is acceptable to the lenders, cancel remaining commitments to lend and/or prepay outstanding debt in an amount to maintain the minimum collateral coverage ratio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Secured Term Loan Facilities—Financial

Covenants.” The failure to comply with such covenants would cause an event of default that could materially adversely affect our business, financial condition and operating results. We expect to be in compliance with these covenants after giving effect to the offering and the application of the proceeds thereof, although we cannot assure you that we will be.

Because of these covenants, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to finance our future operations and make acquisitions or pursue business opportunities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Secured Term Loan Facilities.”

The secured term loan facilities are reducing facilities. The required repayments under the secured term loan facilities may adversely affect our business, financial condition and operating results.

Loans under the secured term loan facilities are subject to quarterly repayments beginning three months after the initial borrowing date or delivery dates of the newbuildings, as applicable. If at such time we have not made alternative financing arrangements or generate substantial cash flows, any such repayments and our declining borrowing availability could have a material adverse effect on our business, financial condition and operating results.

We may not be able to borrow further amounts under the secured term loan facilities, which we may need to fund the acquisition of the remaining newbuildings that we have agreed to purchase.

Our ability to borrow further amounts under the secured term loan facilities will be subject to satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may be required to repay a portion of our existing debt or provide additional collateral and we may not be able to borrow further amounts under the secured term loan facilities. If we are unable to borrow further amounts under the secured term loan facilities, we may be unable to fund the acquisition of the newbuildings or vessel acquisitions that we have agreed to purchase, which would adversely affect our business, financial condition and operating results.

The derivative contracts we may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our shareholders’ equity, as well as charges against our income.

We may enter into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our secured term loan facilities which were advanced at floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

To the extent our future derivative contracts may not qualify for treatment as hedges for accounting purposes, we will recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of future derivative contracts, even those that qualify for treatment as hedges, will be recognized in “Other Comprehensive Income” on our balance sheet, and can affect compliance with the net worth covenant requirements in our secured term loan facilities. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Our business depends upon certain key employees.

Our future success depends to a significant extent upon our chairman, president and chief executive officer, David J. Butters, and certain members of our senior management. Mr. Butters has substantial experience in the shipping industry and he and others are crucial to the development of our business strategy and to the growth and development of our business. The loss of any of these individuals could adversely affect our business, financial condition and operating results.

Our major shareholder may exert considerable influence on the outcome of matters on which our shareholders will be entitled to vote, and its interests may be different from yours.

After giving effect to this offering, the WLR Group, our principal shareholder, will own approximately     % of our common stock. The WLR Group may exert considerable influence on the outcome of matters on which our shareholders are entitled to vote, including the election of our directors to our board of directors and other significant corporate actions. The interests of the WLR Group may be different from your interests.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the Republic of the Marshall Islands law, which regulates the payment of dividends by companies. In addition, under the secured term loan facilities, Navigator Gas L.L.C., our wholly-owned subsidiary, and our vessel-owning subsidiaries that are parties to the secured term loan facilities may not make distributions to us out of operating revenues from vessels securing indebtedness thereunder, redeem any shares or make any other payment to our shareholders if an event of default has occurred and is continuing. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Secured Term Loan Facilities.” The inability of our subsidiaries to make distributions to us would have an adverse effect on our business, financial condition and operating results.

Risks Relating to Our Common Stock

You will experience immediate and substantial dilution of $         per share.

The assumed initial public offering price of $         per share (the mid-point of the price range set forth on the front cover of this prospectus) exceeds our pro forma net tangible book value of $         per share. Based on the assumed initial public offering price, you will incur immediate and substantial dilution of $         per share. Shareholders may experience additional dilution if we issue common stock in the future. As a result of this dilution, shareholders may receive significantly less than the full purchase price they paid for the shares in the event of a liquidation. Please read “Dilution.”

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may issue additional shares of common stock or other equity or equity-linked securities without the approval of our shareholders, subject to certain limited approval requirements of the NYSE. In particular, we may finance all or a portion of the acquisition price of future vessels, including newbuildings, that we agree to purchase through the issuance of additional shares of common stock. Our amended and restated articles of incorporation authorize us to issue 100,000,000 shares of common stock, of which             shares will be outstanding immediately after giving effect to this offering and the 3-for-1 stock split that we will effect immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering. The issuance by us of additional shares of common stock or other equity or equity-linked securities of equal or senior rank will have the following effects:

■	our shareholders’ proportionate ownership interest in us will decrease;

■	the relative voting strength of each previously outstanding share may be diminished; and

■	the market price of the common stock may decline.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of our shares of common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. At the closing of this offering, the WLR Group, our principal shareholder, will own approximately     % of our common stock. In the future, the WLR Group may elect to sell large numbers of shares from time to time. The number of shares available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that the WLR Group, we and our executive officers and directors have entered or will enter into with the underwriters of this offering. Subject to certain exceptions, these agreements generally restrict the WLR Group, us and our executive officers and directors from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus, subject to extension, without the prior written consent of Jefferies LLC. However, Jefferies LLC may, in its sole discretion and at any time or from time to time before the expiration of the lock-up period, release all or any portion of the securities subject to these agreements.

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common stock. While we understand that transactions in our securities have been reported in the pink sheets, we do not know the extent to which investor interest will lead to the development of a trading market in our common stock or how liquid that market might be. You may not be able to resell your shares of common stock at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common stock and limit the number of investors who are able to buy our common stock.

We have no current plans to pay dividends on our common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We have no current plans to declare dividends on our common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your shares of common stock at a price greater than you paid for it. There is no guarantee that the market price of our common stock will ever exceed the price that you pay in this offering.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” as described under “Prospectus Summary—Implications of Being an Emerging Growth Company.” We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The obligations associated with being a public company will require significant resources and management attention.

As a public company in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the Sarbanes-Oxley Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative costs and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

For as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. See “Prospectus Summary—Implications of Being an Emerging Growth Company.” Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, or the “Securities Act,” and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on December 31, 2013.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, or the “SEC,” which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the “BCA.” The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the Republic of the Marshall Islands law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Because we are a Marshall Islands corporation, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are a Marshall Islands corporation, and substantially all of our assets are located outside of the United States. A majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers.

Watson, Farley & Williams LLP, our counsel as to the Republic of the Marshall Islands law, has advised us that there is substantial doubt that the courts of the Republic of the Marshall Islands would (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws; or (2) recognize or enforce against us or any of our officers, directors or experts, judgments of courts of the United States predicated on U.S. federal or state securities laws. For more information regarding the relevant laws of the Republic of the Marshall Islands, please read “Enforceability of Civil Liabilities” immediately following the table of contents.

We are a Marshall Islands corporation, have limited operations in the United States and maintain limited assets in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us, bankruptcy laws other than those of the United States could apply. The Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our shareholders to receive any recovery following our bankruptcy.

Provisions of our articles of incorporation and bylaws may have anti-takeover effects.

Several provisions of our articles of incorporation, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could also discourage, delay or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and the removal of incumbent officers and directors.

Blank Check Preferred Stock. Under the terms of our articles of incorporation, our board of directors will have authority, without any further vote or action by our shareholders, to issue up to 10,000,000 shares of “blank check” preferred stock. Our board could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us or the removal of our management and may harm the market price of our common stock.

Election of Directors. Our articles of incorporation provide that directors will be elected at each annual meeting of shareholders to serve until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our articles of incorporation do not provide for cumulative voting in the election of directors. Our bylaws require shareholders to provide advance written notice of nominations for the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that, with a few exceptions, shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede a shareholder’s ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Limited Actions by Shareholders. Our bylaws provide that only the board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Tax Risks

In addition to the following risk factors, please read “Business—Taxation of the Company,” “Material U.S. Federal Income Tax Considerations” and “Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common stock.

We will be subject to taxes.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. Upon review of these positions the applicable authorities may disagree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of “passive income” or at least 50.0% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, and an opinion of our U.S. counsel, Vinson & Elkins L.L.P., we believe that we will not be a PFIC for our current taxable year, and we expect that we will not be treated as a PFIC for any future taxable year. We have received an opinion of our U.S. counsel in support of this position that concludes that the income our subsidiaries earn from our present time-chartering and voyage-chartering activities and COAs should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such activities or other income that our U.S. counsel has opined does not constitute passive income, and more than 50.0% of the average value of our assets for each such year will be held for the production of such non-passive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or IRS, stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities, and the opinion of our counsel is not binding on the IRS or any court. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. shareholders would face adverse U.S. federal income tax consequences. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this prospectus. These risks and uncertainties include, but are not limited to:

■	future operating or financial results;

■	pending acquisitions, business strategy and expected capital spending;

■	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

■	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

■	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

■	estimated future capital expenditures needed to preserve our capital base;

■	our expectations about the receipt of the remaining A.P. Møller vessel, our seven newbuildings and, if exercised, our two option newbuildings, and the timing of the receipt thereof;

■	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

■	our continued ability to enter into long-term, fixed-rate time charters with our customers;

■	changes in governmental rules and regulations or actions taken by regulatory authorities;

■	potential liability from future litigation;

■	our expectations relating to the payment of dividends; and

■	other factors discussed in the section titled “Risk Factors.”

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the near term. We currently intend to retain future earnings, if any, to finance the growth of our business. We may, however, adopt in the future a policy to make cash dividends. Our future dividend policy is within the discretion of our board of directors. Any determination to pay or not pay cash dividends will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory and contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of our common stock in this offering of $         million, or $         million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $         per share, the mid-point of the range set forth on the cover of this prospectus. We intend to use the net proceeds from this offering to fund the equity portion, or approximately $55 million, due under our purchase obligations for the 2015 newbuildings and the remainder for general corporate purposes, including if the newbuilding options are exercised, to fund $35 million of the approximately $88 million required to purchase the option newbuildings. We currently expect the remaining $82 million and $53 million of the purchase prices for the 2015 newbuildings and option newbuildings, respectively, to be financed under future credit facilities. The actual amount of the equity portion and debt portion under our purchase obligations could be impacted by the availability of debt financing on favorable terms.

We will not receive any proceeds from the sale of common stock by the selling shareholders. We have agreed to pay certain expenses incurred by the selling shareholders related to this offering, which we estimate to be approximately $        .

CAPITALIZATION

The following table shows our cash and cash equivalents and our capitalization as of June 30, 2013, on an:

■	actual basis; and

■	as adjusted basis giving effect to this offering at an assumed initial public offering price of $ per share, the mid-point of the range set forth on the cover page of this prospectus,

each giving effect to the 3-for-1 stock split that we will effect as a stock dividend immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering.

This table is derived from, and should be read together with, the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	AS OF JUNE 30, 2013
	ACTUAL	AS ADJUSTED
	(Dollars in thousands)
Cash and cash equivalents	$86,913		$(1)

Long-term debt:
Secured term loan facilities, current portion	47,798
Secured term loan facilities, net of current portion	329,166
9% Senior unsecured bond issue	125,000

Total debt	$501,964	$

Shareholders’ equity:
Common stock at $0.01 par value per share, actual—100,000,000 shares authorized, 46,296,762 shares issued and outstanding; as adjusted—100,000,000 shares authorized, shares issued and outstanding	463
Additional paid-in capital	427,673		(1)
Accumulated other comprehensive income	(211)
Retained earnings	114,252

Total shareholders’ equity	$542,177	$

Total capitalization	$1,044,141	$

(1)	Cash and cash equivalents and additional paid-in capital on an as adjusted basis reflect $ million of estimated expenses associated with this offering.

DILUTION

After giving effect to the 3-for-1 stock split that we will effect as a stock dividend immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering and the sale of              shares of common stock in this offering at an assumed offering price of $         per share, our pro forma net tangible book value at June 30, 2013, would have been $         million, or $         per share. This represents an immediate dilution of net tangible book value of $         per share to investors in this offering. The following table illustrates the pro forma as adjusted per share dilution to new investors who purchase common stock in this offering:

Initial public offering price per share		$
Pro forma net tangible book value per share at June 30, 2013	$	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

Net tangible book value per share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares outstanding. Dilution is determined by subtracting the net tangible book value per share after this offering from the assumed initial public offering price per share.

The following table summarizes, as of June 30, 2013, on the basis described above, the differences between the number of shares issued as a result of this offering, the total amount paid by existing shareholders and the average price per share to be paid by investors in this offering, based upon an assumed initial public offering price of $         per share.

	SHARES			TOTAL CONSIDERATION			AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing shareholders			%			%	$
New investors			%			%	$

Total		100%		$	$100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would not affect our net tangible book value, would increase (decrease) the pro forma net tangible book value per share as adjusted by $         per share and would decrease (increase) the dilution per share to new investors in this offering by $         per share, assuming no exercise of the underwriters’ option to purchase              additional shares of our common stock and no other change to the number of shares offered by us as set forth on the cover page of this prospectus.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents historical information as follows:

■

The selected historical financial data for the years ended December 31, 2011 and 2012, have been derived from our audited consolidated financial statements included elsewhere in this prospectus, and should be read together with and qualified in its entirety by reference to such audited consolidated financial statements.

■

The selected historical financial data as of and for the six months ended June 30, 2012 and 2013, have been derived from our unaudited consolidated financial statements and the notes thereto and, in our opinion, except as described below, have been prepared on a basis consistent with the audited financial statements and include all adjustments consisting of normal recurring adjustments, necessary for a fair presentation of this information.

The following table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected historical financial data reflects the earnings per share and dividends per share impact of our 3-for-1 stock split that we will effect in the form of a stock dividend immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering.

	NAVIGATOR HOLDINGS
	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands, except per share data, fleet data and average daily results)
Income Statement Data:
Operating revenue	$88,875	$146,716	$66,917	$102,816
Operating expenses:
Address and brokerage commissions	2,664	4,234	2,023	2,575
Voyage expenses	17,661	27,791	14,162	22,260
Charter-in costs	344	11,288	3,600	3,175
Vessel operating expenses	22,939	32,826	15,104	22,933
Depreciation and amortization	18,678	24,180	11,506	15,683
General and administrative costs	4,232	5,273	2,536	3,195
Other corporate expenses	1,166	1,402	850	999

Total operating expenses	67,684	106,994	49,782	70,819

Operating income	$21,191	$39,722	$17,135	$31,997

Net interest expense	2,433	8,671	3,552	12,693

Income before income taxes	$18,758	$31,051	$13,583	$19,304
Income taxes	108	515	246	224

Net income	$18,650	$30,536	$13,338	$19,080

Earnings per share:
Basic and diluted	$0.60	$0.82	$0.37	0.43
Dividends per share:
Basic and diluted	$0.31	$0.06	$0.07	$—
EBITDA (1)	$39,869	$63,902	$28,642	$47,680

	NAVIGATOR HOLDINGS
	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands, except per share data, fleet data and average daily results)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$26,734	$140,870	$41,783	$86,913
Total assets	524,793	832,254	669,084	1,062,793
Total liabilities	152,765	384,431	238,928	520,616
Total shareholders’ equity	372,028	447,823	430,156	542,177

Fleet Data:
Weighted average number of vessels (2)	8.3	12.7	11.6	16.6
Ownership days (3)	3,033	4,663	2,114	3,016
Available days (4)	3,033	4,663	2,114	2,921
Operating days (5)	2,955	4,641	2,103	2,802
Fleet utilization (6)	97.4%	99.5%	99.5%	95.9%

Average Daily Results:
Time charter equivalent rate (7)	$23,983	$26,305	$25,085	$28,750
Daily vessel operating expenses (8)	$7,632	$7,916	$7,819	$7,877

(1)

EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

■	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

■	EBITDA does not recognize the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

■	EBITDA ignores changes in, or cash requirements for, our working capital needs; and

■	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of net income to EBITDA (unaudited) for the periods presented:

	NAVIGATOR HOLDINGS
	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2011	2012	2012	2013
	(In thousands)
Net income	$18,650	$30,536	$13,338	$19,080
Net interest expense	2,433	8,671	3,552	12,693
Income taxes	108	515	246	224
Depreciation and amortization	18,678	24,180	11,506	15,683
EBITDA	$39,869	$63,902	$28,642	$47,680

(2)	We calculate the weighted average number of vessels during a period by dividing the number of total ownership days during that period by the number of calendar days during that period.
(3)

We define ownership days as the aggregate number of days in a period that each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expenses that we record during a period.

(4)

We define available days as ownership days less aggregate off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.

(5)

We define operating days as available days less the aggregate number of days that our vessels are off-hire for any reason other than scheduled maintenance. We use operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

(6)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non-scheduled off-hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.

(7)

TCE rate is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., time charters, voyage charters and COAs) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide operating revenue (net of voyage expenses) by operating days for the relevant time period.

(8)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days (excluding ownership days for chartered-in vessels) for the relevant time period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP,” and are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this prospectus were converted at the rate applicable at the relevant date, or the average rate during the applicable period.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical.

We employ our vessels through a combination of time charters, voyage charters and contracts of affreightment, or “COAs.” Our fleet consists of 30 semi- or fully-refrigerated handysize liquefied gas carriers, which we define as liquefied gas carriers between 15,000 and 24,999 cbm, including one secondhand vessel that we have contracted to acquire for delivery in 2013 and seven newbuilding vessels scheduled for delivery by August 2015. In addition, we have options to build two further handysize newbuilding vessels for delivery by early 2016 and currently operate an additional semi-refrigerated handysize liquefied gas carrier under a time charter-in through December 2014. As of June 30, 2013, we operated 20 vessels, including our chartered-in vessel, of which 11 were employed under time charters and nine were employed in the spot market. We have since taken delivery of an additional three vessels, two of which we have employed in the spot market and one of which is under time charter, and entered into time charters for two vessels previously operating in the spot market. Our operated vessels earned an average time charter equivalent rate of approximately $874,500 per vessel per calendar month ($28,750 per day) during the six months ended June 30, 2013, compared to approximately $800,000 per vessel per calendar month ($26,305 per day) for the year ended December 31, 2012.

Our largest customers by revenue for the year ended December 31, 2012, include three companies that currently time charter a total of six of our 23 operated vessels: PT Pertamina (Persero), the Indonesian state-owned producer of hydrocarbons; Tomza Group, a Mexican LPG distribution company that distributes LPG to the Mexican and Central American markets; and Petróleos de Venezuela S.A., the Venezuelan state-owned integrated oil and petrochemical company. For the year ended December 31, 2012, these customers accounted for approximately 36.6% of our revenue in the aggregate. In the past, we have chartered vessels to a range of trading, shipping and other customers on both time charter and voyage charter bases, including Kolmar Group AG, a petroleum and petrochemicals trading company; Trafigura Limited, an international commodities trading and logistics company; the Vitol Group, an independent energy trading company; Marubeni Corporation, an international general trading company; Mitsubishi Corporation, a leading global chemical company; and Petredec Ltd., a leading LPG trading company.

The trends and changing dynamics in global supply and trade of LPG and certain petrochemicals described in “The International Liquified Gas Shipping Industry” have resulted in an increase in demand for our transportation services. This increase in demand is among the primary motivating factors for the significant increase in our fleet size and resulting increase in total revenue. We expect additional changes in global supply and trade of LPG and certain petrochemicals will continue to increase the demand for our transportation services. For example, the increase in LPG produced in the United States, particularly from shale gas, has resulted in increased seaborne LPG transportation from the United States. We currently have nine vessels transporting U.S. LPG, compared to none two years ago. We expect continued worldwide LPG production growth and market developments, including continuing changes in seaborne trade routes, to support increased growth of our fleet and increased revenue. Similarly, regional imbalances in petrochemical supply and consumption have resulted in our increased petrochemical voyages. We expect these regional imbalances will increase and change as producers react to changing supply of feedstock. For example, we expect increased ethylene production in the U.S. Gulf Coast in response to relatively inexpensive ethane prices driven by U.S. shale gas to result in increased demand for ethylene export to other regions.

We expect our largest shareholder, the WLR Group, will own         % of our outstanding shares of common stock after the completion of this offering. Based on the WLR Group’s significant ownership interest in us it may be able to exert considerable influence on the outcome of matters on which our shareholders are entitled to vote, including the election of directors to our board of directors and other significant corporate actions.

Vessel Contracts

We generate revenue by providing seaborne transportation services to customers pursuant to the following three types of contractual relationships:

Time Charters. A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, generally with a term of twelve months. However, four of our 13 current time charters were for terms exceeding twelve months, with two having initial terms of five years and two having initial terms of ten years. For the year ended December 31, 2012, approximately 61.4% of our revenue was generated pursuant to time charters.

Voyage Charters. A voyage charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Petrochemical gases have typically been transported pursuant to voyage charters, as the seaborne transportation requirements of petrochemical product traders have historically resulted from a particular product arbitrage at a point in time. For the year ended December 31, 2012, approximately 16.1% of our revenue was generated pursuant to voyage charters.

Contracts of Affreightment. A contract of affreightment, or “COA,” is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, at a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. As such, a COA essentially consists of a number of voyage charters to carry a specified amount of cargo over a specified time period (i.e., the term of the COA), which can span for months to potentially years. Similar to a voyage charter, we are typically responsible for all voyage expenses in addition to providing all crewing and other vessel operating services when trading under a COA. For the year ended December 31, 2012, approximately 22.5% of our revenue was generated pursuant to COAs.

Vessels operating on time charters and longer-term COAs provide more predictable cash flows, but can potentially yield lower profit margins than vessels operating in the spot charter market during periods of favorable market conditions. Accordingly, as a result of a portion of our fleet being committed on time charters and COAs, we will be unable to take full advantage of improving charter rates to the same extent as we would if our liquefied gas carriers were employed only on spot charters. Conversely, vessels operating in the spot charter market generate revenue that is less predictable, but they may enable us to capture increased profit margins during periods of improving charter rates. However, operating in the spot charter market exposes us to the risks of declining liquefied gas carrier charter rates and relatively lower utilization rates as compared to time charters and certain COAs, which may have a materially adverse impact on our financial performance. Notwithstanding these risks, we believe that providing liquefied gas transportation services in the spot charter market is important to us, as it provides us with greater insight into market trends and opportunities.

We believe that the size and versatility of our fleet, which enables us to carry the broadest set of liquefied gases subject to seaborne transportation across a diverse range of conditions and geographies, together with our track record of operational excellence, positions us as the partner of choice for many companies requiring handysize liquefied gas transportation and distribution solutions. In addition, we believe that the versatility of our fleet affords us with backhaul and triangulation opportunities not available to many of our competitors, thereby providing us with opportunities to increase utilization and profitability. We seek to enhance our returns through a flexible, customer-driven chartering strategy that combines a base of time charters and COAs with more opportunistic, higher-rate voyage charters.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts in the evaluation of our business and operations. These include the following:

Operating Revenue. Our operating revenue includes revenue from time charters, voyage charters and COAs. Operating revenue is affected by charter rates and the number of days a vessel operates. Rates for voyage charters are more volatile as they are typically tied to prevailing market rates at the time of the voyage. Historically, voyage charters have usually represented a minority of our annual operating revenue, which is consistent with our vessel employment strategy for the near future.

Address and Brokerage Commissions. Address and brokerage commissions are costs remitted to either the shipping brokers or charterers for placing business with our vessels and are calculated as a percentage of chartering income.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel consumption, port expenses and canal tolls. Voyage expenses are typically paid by the shipowner under voyage charters and COAs and by the charterer under time charters. Accordingly, we generally only incur voyage expenses when performing voyage charters and COAs or during repositioning voyages between time charters for which no cargo is available. The gross revenue received by the shipowner under voyage charters and COAs are generally higher than those received under comparable time charters so as to compensate the shipowner for bearing all voyage expenses. As a result, our operating revenue and voyage expenses may vary significantly depending on our mix of time charters, voyage charters and COAs.

Charter-in Costs. Charter-in costs represent charter hire costs incurred by us for non-owned vessels that we charter into our fleet. While it is not a focus of our operational strategy, we may opportunistically charter-in vessels if we either have a need for a vessel to perform a specific undertaking or consider the charter rate requested by a vessel owner to be sufficiently attractive.

Vessel Operating Expenses. Vessel operating expenses are expenses that are not unique to a specific voyage. Vessel operating expenses are typically paid by the shipowner under each of our charter types. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses will increase with the expansion of our fleet. Other factors that are beyond our control may also cause these expenses to increase, including developments relating to market prices for insurance and crewing costs.

In connection with providing us with technical management for our fleet, NMM and BSSM currently receive crewing and technical management fees of approximately $200,000 per vessel per year in the aggregate, which fees are considered to be vessel operating expenses. Our technical and crew management agreements have terms through December 31, 2013, and thereafter continue until terminated on at least three months’ notice by either party, subject to certain exceptions. See “Business—Technical Management of Fleet.”

Depreciation and Amortization. Depreciation and amortization expense consists of:

■

charges related to the depreciation of the historical cost of our fleet (or the revalued amount), less the estimated residual value of our vessels, calculated on a straight-line basis over their useful life, which is estimated to be 30 years; and

■	charges related to the amortization of capitalized drydocking expenditures relating to our fleet over the period between drydockings.

General Administration Costs. General administration costs principally consist of the costs incurred in operating our London representative office, which manages our chartering, operations, accounting and administrative functions and oversees the technical management of our vessels; our New York representative office; and certain costs and expenses attributable to our board of directors. Please read “Business—Commercial Management of the Fleet.” Following this offering, we will incur additional expenses as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us, which may result in an increase in expenses. Please read “Management—2013 Long-Term Incentive Plan.”

Other Corporation Expenses. Other corporation expenses consist of our advisors’ services, including ongoing audit, taxation, legal and corporate services.

Drydocking. We must periodically drydock each of our vessels for any major repairs and maintenance, for inspection of the underwater parts of the vessel, that cannot be performed while the vessels are operating and for any modifications to comply with industry certification or governmental requirements. We are required to drydock a vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years.

We capitalize costs associated with the drydockings as “built in overhauls” in accordance with U.S. GAAP and amortize these costs on a straight-line basis over the period between drydockings. Costs incurred during the drydocking period which relate to routine repairs and maintenance are expensed as incurred. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Ownership Days. We define ownership days as the aggregate number of days in a period that each vessel in our fleet has been owned by us. Ownership days include the number of days in a period in which we have possession of a chartered-in vessel. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expenses that we record during a period.

Available Days. We define available days as ownership days less aggregate off-hire days associated with major scheduled maintenance, which principally include drydockings, special or intermediate surveys, vessel upgrades or major repairs. We use available days to measure the number of days in a period that our operated vessels should be capable of generating revenues.

Operating Days. We define operating days as available days less the aggregate number of days that our operated vessels are not generating revenue, which include idle days and off-hire days for any reason other than major scheduled maintenance. We use operating days to measure the aggregate number of days in a period that our operated vessels actually generate revenues.

Fleet Utilization. We define fleet utilization as the total number of operating days in a period divided by the total number of available days during that period.

Time Charter Equivalent Rate. Time charter equivalent rate, or “TCE rate,” is a measure which converts voyage charter and COA revenues to a time charter comparable, by deducting voyage expenses (which are incurred by the charterer in the case of time charters) from voyage revenue. TCE rate is a standard shipping industry performance measure used primarily to compare the performance of different charter types (i.e., time charters, voyage charters and COAs) and to enable a period-to-period comparison in performance despite changes in the mix of charter types under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide operating revenue for a voyage charter or COA (net of voyage expenses) by the relevant time period of that charter.

Daily Vessel Operating Expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days (excluding ownership days attributable to chartered-in vessels) for the relevant time period.

Results of Operations

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

■

We have been and are significantly increasing our fleet size. Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet.

■

Historical Fleet Size. Our historical financial statements for the year ended December 31, 2011, reflect the results of operations of a weighted average fleet size of 8.3 vessels, with nine vessels owned at year end. During 2012, we took delivery of Navigator Libra, Navigator Pegasus and Navigator Phoenix and chartered-in two additional vessels, the Maple 3 and the Artic Gas (a chartered-in vessel from July 2012 through January 2013), bringing our total fleet size to 14 by year end and resulting in a weighted average fleet size of 12.7 vessels for the year. In addition, in November 2012, we entered into sales and purchase agreements with affiliates of A.P. Møller pursuant to which it agreed to sell to us its entire fleet of 11 handysize liquefied gas carriers. We took delivery of seven of the A.P. Møller vessels in the first six months of 2013.

■

Future Fleet Size. We have taken delivery of 10 of the A.P. Møller vessels as of the date hereof and anticipate taking delivery of the remaining vessel later this year. In addition, we have entered into agreements to acquire seven newbuilding handysize liquefied gas carriers, with four to be delivered in 2014 and three in 2015, and have options for two handysize newbuilding vessels. Furthermore, the time charter relating to our chartered-in vessel currently terminates in December 2014, after which such vessel will no longer contribute to our results of operations unless we extend the charter-in relationship.

Given the variability in operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

■

We will incur additional general administration costs and other corporation expenses. We will incur additional costs as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us, which may result in an increase in expenses. Please read “Management—2013 Long-Term Incentive Plan.”

■

We will have different financing arrangements. We have entered into secured term loan facilities and issued senior unsecured notes to finance the acquisitions of vessels and the construction of newbuildings. Please read “—Secured Term Loan Facilities” and “—Senior Unsecured Bond Offering.”

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

The following table compares our operating results for the six months ended June 30, 2012 and 2013:

	SIX MONTHS ENDED JUNE 30, 2012	SIX MONTHS ENDED JUNE 30, 2013	PERCENTAGE CHANGE
	(In thousands, except percentages)
Operating revenue	$66,917	$102,816	53.6%
Operating expenses:
Address and brokerage commissions	2,023	2,575	27.3%
Voyage expenses	14,162	22,260	57.2%
Charter-in costs	3,600	3,175	(11.8)%
Vessel operating expenses	15,104	22,933	51.8%
Depreciation and amortization	11,506	15,683	36.3%
General administration costs	2,536	3,195	26.0%
Other corporate expenses	850	999	17.5%

Total operating expenses	$49,782	$70,819	42.3%

Operating income	$17,135	$33,997	98.4%
Interest expense	(3,561)	(12,739)	257.7%
Interest income	9	46	411.1%

Income before income taxes	$13,583	$19,304	42.1%
Income taxes	(246)	(224)	(8.9)%

Net income	$13,338	$19,080	43.0%

Operating Revenue. Operating revenue increased by 53.6% to $102.8 million for the six months ended June 30, 2013, from $66.9 million for the six months ended June 30, 2012. This increase was primarily due to:

■

an increase in operating revenue of approximately $20.1 million attributable to an increase in the weighted average number of vessels by 5.0, or 43.1%, and a corresponding increase in vessel ownership days by 902 days, or 42.7%, for the six months ended June 30, 2013, as compared to the six months ended June 30, 2012;

■

an increase in operating revenue of approximately $10.3 million attributable to an improved monthly charter rate, which rose to an average of approximately $874,500 per vessel per calendar month ($28,750 per day) for the six months ended June 30, 2013, as compared to an average of approximately $763,000 per vessel per calendar month ($25,085 per day) for the six months ended June 30, 2012;

■

a decrease in operating revenue of approximately $2.6 million attributable to a reduction in fleet utilization from 99.5% during the first six months of 2012 to 95.9% during the first six months of 2013 primarily as a result of repositioning the additional vessels entering our fleet in the six months ended June 30, 2013; and

■	an increase in operating revenue of approximately $8.1 million relating to a relative increase in the proportion of voyage charters to time charters during an increasing spot market rate environment.

The following table presents selected operating data for the six months ended June 30, 2013, and 2012, which we believe are useful in understanding our operating revenue:

	SIX MONTHS ENDED JUNE 30, 2012	SIX MONTHS ENDED JUNE 30, 2013
Fleet Data:
Weighted average number of vessels	11.6	16.6
Ownership days	2,114	3,016
Available days	2,114	2,921
Operating days	2,103	2,802
Fleet utilization	99.5%	95.9%
Average daily time charter equivalent rate	$25,085	$28,750

As a result of acquisitions between June 30, 2012 and June 30, 2013, we increased our weighted average number of vessels from 11.6 to 16.6 during the six months ended June 30, 2013, as compared to the comparable period in 2012. As a result, during the six months ended June 30, 2013, we had 2,802 operating days, an increase of 699 days when compared to the six months ended June 30, 2012. Our fleet utilization for the six months ended June 30, 2013, decreased by 3.6% to 95.9% from our fleet utilization of 99.5% for the six months ended June 30, 2012, primarily as a result of repositioning the additional vessels entering our fleet in the six months ended June 30, 2013.

The average TCE rate for the six months ended June 30, 2013, was approximately $874,500 per vessel per calendar month or $28,750 per vessel per day, $3,665 per vessel per day higher than the average TCE rate of $25,085 per vessel per day ($763,000 per vessel per calendar month) in the six months ended June 30, 2012. This was primarily due to higher demand for the handysize vessels during the six months ended June 30, 2013, as compared to the six months ended June 30, 2012.

Address and Brokerage Commissions. Address and brokerage commissions were $2.6 million for the six months ended June 30, 2013, compared to $2.0 million for the six months ended June 30, 2012.

Voyage Expenses. Voyage expenses increased by 57.2% to $22.3 million for the six months ended June 30, 2013, from $14.2 million for the six months ended June 30, 2012. This increase was primarily due to the increase in our fleet size and a relative increase in the proportion of voyage charters to time charters.

Charter-in Costs. Charter-in costs decreased by 11.8% to $3.2 million for the six months ended June 30, 2013, from $3.6 million for the six months ended June 30, 2012. This decrease is primarily related to the drydocking of the chartered-in vessel in 2013 by its owner, during which time we do not incur charter-in costs.

Vessel Operating Expenses. Vessel operating expenses increased by 51.8% to $22.9 million for the six months ended June 30, 2013, from $15.1 million for the six months ended June 30, 2012. Vessel operating expenses increased by $55 per day, or 0.7%, to $7,877 per vessel per day for the six months ended June 30, 2013, compared to $7,819 per vessel per day for the six months ended June 30, 2012. These increases were primarily due to our increased fleet size and minor inflationary increases.

Depreciation and Amortization. Depreciation and amortization expense increased by 36.3% to $15.7 million for the six months ended June 30, 2013, from $11.5 million for the six months ended June 30, 2012. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $1.4 million for the six months ended June 30, 2013, and $1.0 million for the six months ended June 30, 2012.

Other Operating Results

General and Administration Costs. General and administration costs increased by 26.0% to $3.2 million for the six months ended June 30, 2013, from $2.5 million for the six months ended June 30, 2012, primarily due to additional costs attributable to enlarged operations associated with fleet expansion.

Interest Expense. Interest expense increased to $12.7 million for the six months ended June 30, 2013, from $3.6 million for the six months ended June 30, 2012. This increase was primarily due to:

■

$8.5 million of increased interest expense attributable to our issuance of $125.0 million of 9.0% senior unsecured bonds in December 2012 and our entry into additional secured term loan facilities in April 2012 and February 2013; and

■	$0.6 million of increased interest expense attributable to refinancing a previous revolving credit facility at an increased interest rate.

Interest Income. Interest income increased to $46,179 for the six months ended June 30, 2013, from $9,192 for the six months ended June 30, 2012. The increase in interest income for the six months ended June 30, 2013, was primarily due to interest generated on unapplied proceeds of our senior unsecured bond issuance, maintaining an increased working capital cash balance associated with a larger fleet size and as required to comply with minimum liquidity covenants under our debt instruments.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom and Singapore. Our United Kingdom subsidiary earns management and other fees from fellow subsidiary companies, and our Singaporean subsidiary earned interest payments from Indonesia, where the main corporate tax rates are 24% and 17%, respectively. For the six months ended June 30, 2013, we incurred taxes of $223,918 as compared to taxes for the six months ended June 30, 2012 of $245,611.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table compares our operating results for the years ended December 31, 2011 and 2012:

	YEAR ENDED DECEMBER 31, 2011	YEAR ENDED DECEMBER 31, 2012	PERCENTAGE CHANGE
	(In thousands, except percents)
Operating revenue	$88,875	$146,716	65.1%
Operating expenses:
Address and brokerage commissions	2,664	4,234	58.9%
Voyage expenses	17,661	27,791	57.4%
Charter-in costs	344	11,288	3181.4%
Vessel operating expenses	22,939	32,826	43.1%
Depreciation and amortization	18,678	24,180	29.5%
General and administrative costs	4,232	5,273	24.6%
Other corporate expenses	1,166	1,402	20.2%

Total operating expenses	$67,684	$106,994	58.1%

Operating income	$21,191	$39,722	87.4%
Interest expense	(2,442)	(8,736)	257.7%
Interest income	9	65	622.2%

Income before income taxes	$18,758	$31,051	65.5%
Income taxes	108	515	376.9%

Net income	$18,650	$30,536	63.7%

Operating Revenue. Operating revenue increased by 65.1% to $146.7 million for the year ended December 31, 2012 from $88.9 million for the year ended December 31, 2011, primarily due to:

■

an increase in operating revenue of approximately $38.1 million attributable to an increase in the weighted average number of vessels by 4.4, or 53.0%, and a corresponding increase in ownership days by 1,630 days, or 53.7%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011;

■

an increase in operating revenue of approximately $6.9 million attributable to an improved monthly charter rate, which rose to a weighted average of approximately $800,000 per vessel per calendar month ($26,305 per day) for the year ended December 31, 2012, as compared to an average of approximately $730,000 per vessel per calendar month ($23,983 per day) for the year ended December 31, 2011;

■	an increase in operating revenue of approximately $2.7 million attributable to an increase in the fleet utilization from 97.4% during 2011, to 99.5% during 2012; and

■	an increase in operating revenue of approximately $10.1 million relating to a relative increase in the proportion of voyage charters to time charters during an increasing spot market rate environment.

The following table presents selected operating data for the years ended December 31, 2011 and 2012, which we believe are useful in understanding our operating revenue:

	YEAR ENDED DECEMBER 31, 2011	YEAR ENDED DECEMBER 31, 2012
Fleet Data:
Weighted average number of vessels	8.3	12.7
Ownership days	3,033	4,663
Available days	3,033	4,663
Operating days	2,955	4,641
Fleet utilization	97.4%	99.5%
Average daily time charter equivalent rate	$23,983	$26,305

As a result of vessel acquisitions, newbuilding deliveries and chartered-in vessels, we increased our weighted average number of vessels from 8.3 to 12.7 during the years ended December 31, 2012, as compared to 2011. During the year ended December 31, 2012, we had 4,663 available days, an increase of 1,630 days when compared to the year ended December 31, 2011. This was due to the additional vessels joining the fleet, both throughout 2012 and the second half of 2011. Our fleet utilization for the year ended December 31, 2012, increased by 2.1% to 99.5% from our fleet utilization of 97.4% for the year ended December 31, 2011.

The average TCE rate for the year ended December 31, 2012, was approximately $800,000 per vessel per calendar month ($26,305 per vessel per day), $2,322 per vessel per day higher than the average TCE rate of approximately $680,000 per vessel per calendar month ($23,983 per vessel per day) achieved in the year ended December 31, 2011. This was primarily due to an increased demand for the transportation of LPG, particularly due to the continued development of U.S. shale gas.

Address and Brokerage Commissions. Address and brokerage commissions were $4.2 million for the year ended December 31, 2012, compared to $2.6 million for the year ended December 31, 2011. Commission costs increased as a result of increased charter revenue due to the increased size of our fleet.

Voyage Expenses. Voyage expenses increased by 57.4% to $27.8 million for the year ended December 31, 2012, from $17.7 million for the year ended December 31, 2011. This increase was primarily due to the increase in our fleet size and a relative increase in the proportion of voyage charters to time charters.

Charter-in Costs. Charter-in costs increased to $11.3 million for the year ended December 31, 2012, as compared to approximately $0.3 million for the year ended December 31, 2011, as a result of our entry into our charter-in arrangements in December 2011 and July 2012.

Vessel Operating Expenses. Vessel operating expenses increased by 43.1% to $32.8 million for the year ended December 31, 2012, from $22.9 million for the year ended December 31, 2011. Vessel operating expenses increased by $284 per day, or 3.7%, to $7,916 per day for the year ended December 31, 2012, compared to $7,632 per day for the year ended December 31, 2011. These increases were primarily due to our increased fleet size and rising costs for crew, as well as greater costs for repair and maintenance due to the increased age of certain of our vessels.

Depreciation and Amortization. Depreciation and amortization expense increased 29.5% to $24.2 million for the year ended December 31, 2012, from $18.7 million for the year ended December 31, 2011. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $2.1 million for the year ended December 31, 2012, and $1.8 million for the year ended December 31, 2011.

Other Operating Results

General and Administration Costs. General and administration costs increased by 24.6% to $5.3 million for the year ended December 31, 2012, from $4.2 million for the year ended December 31, 2011, primarily due to increasing the operational capacity of our representative office in London necessitated by fleet expansion.

Interest Expense. Interest expense increased to $8.7 million for the year ended December 31, 2012, from $2.4 million for the year ended December 31, 2011. This increase was primarily due to:

■	$7.5 million of increased interest expense attributable to additional debt incurred to finance our newbuildings and secondhand vessel purchases; and

■	$1.2 million of increased interest expense attributable to the refinancing of $90 million of a previous revolving credit facility that had an interest cost of U.S. LIBOR plus 3.25%.

Interest Income. Interest income increased to $64,590 for the year ended December 31, 2012, from $8,978 for the year ended December 31, 2011. The increase in interest income for the year ended December 31, 2012, was primarily due to maintaining an increased working capital cash balance associated with a larger fleet size and to comply with minimum liquidity covenants under our debt instruments.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom and Singapore and withholding tax from charter hire in Indonesia. Our United Kingdom subsidiary earns management and other fees from fellow subsidiary companies, and our Singapore subsidiary receives interest payments from Indonesia, where the main corporate tax rates are 24% and 17%, respectively. For the year ended December 31, 2012, we incurred taxes of $515,123 as compared to taxes for the year ended December 31, 2011 of $107,501.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the acquisition and construction of vessels, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. Our primary sources of funds have been cash from operations, equity investments from existing shareholders, bank borrowings and a bond placement. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities.”

In addition to operating expenses, our medium-term and long-term liquidity needs primarily relate to potential future acquisitions. Pursuant to our purchase and sale agreements with A.P. Møller, in addition to the 10% deposit that we put into escrow at the signing of the purchase and sale agreements, we are required to remit payment to A.P. Møller at the time of delivery of each of the 11 vessels we are to acquire by the fourth quarter of 2013, resulting in an aggregate payment of $470 million. As of June 30, 2013, we had made payments to A.P. Møller in an aggregate amount of $359.3 million. In addition, we have agreed to purchase the four 2014 newbuildings from Jiangnan for $50.0 million per vessel and the three 2015 newbuildings from Jiangnan for an average of $46.0 million per vessel, for an aggregate of $337.3 million. As of June 30, 2013, we had made additional payments to Jiangnan of $29.9 million. We also have options to build the option newbuildings from Jiangnan in late 2015 and early 2016 for $44.0 million per vessel.

We expect to finance the remaining purchase prices of the A.P. Møller vessels and 2014 newbuildings through previously issued equity and borrowings under our current senior term loan facilities. We expect to finance the purchase price of the 2015 newbuildings, option newbuildings and any additional future acquisitions either through the net proceeds from this offering, internally generated funds, debt financings, the issuance of additional equity securities or a combination of these forms of financing. We anticipate that our primary sources of funds for our long-

term liquidity needs will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Ongoing Capital Expenditures. Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We are required to drydock a vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time.

We spend significant amounts for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $650,000, the ten-year drydocking cost is approximately $1.2 million and the 15-year drydocking cost is approximately $1.5 million. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and classification society survey costs, with a balance included as a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we expect to have a material impact on our current or future results of operations. Please see “Risk Factors—Risks Related to Our Business—Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity and expansion of our fleet.”

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2011	2012	2012	2013
Net cash provided by operating activities	$44,989	$54,962	$26,437	$29,098
Net cash used in investing activities	(85,584)	(202,789)	(135,422)	(285,069)
Net cash provided by financing activities	51,086	261,963	124,033	202,014
Net increase (decrease) in cash and cash equivalents	10,491	114,136	15,048	53,957

Operating Cash Flows. Net cash provided by operating activities for the year ended December 31, 2012, increased to $55.0 million from $45.0 million for the year ended December 31, 2011, an increase of 22.2%. This $10.0 million increase in net cash provided by operating activities for the year ended December 31, 2012, was primarily due to increased net revenue as a result of fleet growth, offset by adverse movements in working capital.

Net cash provided by operating activities for the six months ended June 30, 2013, increased to $29.1 million, from $26.4 million for the six months ended June 30, 2012, an increase of 10.1%. This $2.7 million increase in net cash provided by operating activities for the six months ended June 30, 2013, was primarily due to increases in net revenue referred to above, partially offset by movements in working capital.

Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, acquisitions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market charter rates.

Investing Cash Flows. Net cash used in investing activities of $(202.8) million for the year ended December 31, 2012, primarily consists of $100.5 million for the acquisition of Navigator Pegasus and Navigator Phoenix, $24.9 million for the final installment payments on Navigator Libra, $47.0 million as a deposit to A.P. Møller for the acquisition of their 11 handysize vessels, $20 million installment payment for the four 2014 newbuildings and the placement of $10.0 million on a six-month deposit with a large financial institution in order to generate interest on cash withheld from operations to comply with the minimum liquidity requirements under our debt instruments. Net cash used in investing activities of $(85.6) million for the year ended December 31, 2011, primarily consists of payments to the shipyard relating to the construction of Navigator Leo, which was delivered in September 2011, and Navigator Libra, which was delivered in February 2012.

Net cash used in investing activities of $(285.1) million for the six months ended June 30, 2013, primarily represents $273.1 million for the acquisition of seven of the 11 A.P. Møller vessels, a further $10.6 million installment payment on two of the four 2014 newbuildings and $1.4 million for the cost of drydocking Navigator Aries and Navigator Pluto. Net cash used in investing activities of $(135.4) million for the six months ended June 30, 2012, primarily consists of $100.5 million for the acquisition of Navigator Pegasus and Navigator Phoenix, $24.7 million for the final installment payments on Navigator Libra and $10.0 million initial installment payments for two of the four 2014 newbuildings.

Financing Cash Flows. Net cash provided by financing activities was $262.0 million for the year ended December 31, 2012, consisting of $206.5 million in proceeds from secured term loan facilities, $125.0 million from proceeds of a bond placement and $46.9 million from the issuance of common stock to the WLR Group, offset by $107.6 million in loan repayments, financing costs of $6.4 million and a dividend payment of $2.4 million. Net cash provided by financing activities was $51.1 million for the year ended December 31, 2011, consisting of $52.6 million of borrowings under a secured term loan facility and $15.3 million from the issuance of common stock, partially offset by $7.1 million in loan repayments and a dividend payment of $9.6 million.

Net cash provided by financing activities was $202.0 million for the six months ended June 30, 2013, consisting of $147.2 million from the acquisition secured loan facility, $75.0 million from the issuance of common stock to the WLR Group, partially offset by $13.4 million in loan repayments and $6.7 million in costs associated with the acquisition and newbuilding secured loan facilities. Net cash provided by financing activities was $124.0 million for the six months ended June 30, 2012, consisting of $46.9 million from the issuance of common stock and $176.5 million in proceeds from secured term loan facilities, partially offset by $94.2 million in loan refinancing and repayments and a dividend payment of $2.4 million.

Secured Term Loan Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities beginning in April 2011, or the “April 2011 secured term loan facility,” in April 2012, or the “April 2012 secured term loan facility,” in February 2013, or the “February 2013 secured term loan facility,” and in April 2013, or the “April 2013 secured term loan facility.” Collectively, we refer to the debt thereunder as our “secured term loan facilities.” Proceeds of the loans under our secured term loan facilities may be used to finance newbuildings, acquisitions and for general corporate purposes. The full commitment amounts have been drawn under both the April 2011 secured term loan facility and the April 2012 secured term loan facility. As of June 30, 2013, we had available a total of $122.9 million to be drawn under the February 2013 secured term loan facility. The full $120 million remained available under the April 2013 secured term loan facility is available to be drawn and fund the 2014 newbuilding vessels. We are the guarantor under each of the secured term loan facilities.

Fees and Interest. We paid arrangement and agency fees at the time of the closing of our secured term loan facilities. Agency fees are due annually. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus a bank margin, for interest periods of one, three or six months or longer if agreed by all lenders.

Term and Facility Limits

April 2011 Secured Term Loan Facility. The April 2011 secured term loan facility has a term of six years with a maximum principal amount of $80.0 million. The April 2011 secured term loan facility is a delayed draw facility with an availability period that ended December 27, 2012. The aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 300 basis points per annum.

April 2012 Secured Term Loan Facility. The April 2012 secured term loan facility has a term of five years with a maximum principal amount of up to $180.0 million. The April 2012 secured term loan facility is a delayed draw facility with an availability period that ended December 31, 2012. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 337.5 basis points per annum.

February 2013 Secured Term Loan Facility. The February 2013 secured term loan facility has a term of five years with a maximum principal amount of up to the lesser of (i) $270.0 million and (ii) 60% of the fair market value of the collateral vessels. The February 2013 secured term loan facility is a delayed draw facility with an availability period ending December 31, 2013. Advances under the February 2013 secured term loan facility are upon the delivery of the A.P. Møller vessels, provided that no advance may occur after the end of the availability period. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 350 basis points per annum.

April 2013 Secured Term Loan Facility. The April 2013 secured term loan facility has a term of six years from the loan drawdown date with a maximum principal amount of up to $120.0 million. The April 2013 secured term loan facility is a delayed draw facility with the last availability period ending June 8, 2015. Proceeds of the loans under the April 2013 secured term loan facility will be used to finance our four newbuilding vessels, scheduled for delivery in 2014. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 350 basis points per annum.

Prepayments/Repayments. The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. The borrowers may not reborrow any amount that has been so prepaid.

The loans will be subject to quarterly amortization repayments beginning three months after the initial borrowing date or delivery dates of the newbuildings, as applicable. Any remaining outstanding principal amount must be repaid on the expiration date of the facilities.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 130% of the outstanding indebtedness under the April 2011 facility or 135% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 130% or 135% of the market value of the collateral vessels.

Financial Covenants. The secured term loan facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

■	the ratio of Net Debt to Total Capitalization (each as defined in the applicable secured term loan facility) is no greater than 0.60 to 1.00;

■

the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) between $10.0 million and $25 million, as applicable, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

■	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility), on a trailing four quarter basis, is no less than 3.00 to 1.00;

■	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%; and

■	the current assets of the borrower must exceed the current liabilities (excluding current liabilities attributable to the senior unsecured bonds or the senior term loans) at all times.

Restrictive Covenants. The secured term loan facilities provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured term loan facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

As of December 31, 2012 and June 30, 2013, we were in compliance with all covenants under the secured term loan facilities, including with respect to the aggregate fair market value of our collateral vessels.

Senior Unsecured Bonds

General. On December 18, 2012, we issued senior unsecured bonds in an aggregate principal amount of $125.0 million with Norsk Tillitsmann ASA as the bond trustee. The proceeds of the senior unsecured bonds were used (i) in part to finance the acquisition of the A.P. Møller vessels and (ii) for general corporate purposes. The senior unsecured bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the senior unsecured bonds is payable at a fixed rate of 9.0% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on June 18 and December 18 of each year.

Maturity. The senior unsecured bonds mature in full on December 18, 2017.

Optional Redemption. We may redeem the senior unsecured bonds, in whole or in part, beginning December 18, 2015. Senior unsecured bonds redeemed from December 18, 2015 to December 17, 2016, shall be redeemed at 104% of par, senior unsecured bonds redeemed from December 18, 2016 to June 17, 2017, shall be redeemed at 102% of par and senior unsecured bonds redeemed from June 18, 2017, to the day prior to the maturity date, shall be redeemed at 101% of par.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the senior unsecured bond agreement), the holders of senior unsecured bonds have an option to force the issuer to repay such holder’s outstanding bonds at 101% of par.

Financial Covenants. The senior unsecured bond agreement contains financial covenants requiring us, among other things, to ensure that:

■	we and our subsidiaries maintain a minimum liquidity of no less than the greater of (i) $12.5 million and (ii) 5% of Total Interest-Bearing Debt (as defined in the senior unsecured bond agreement);

■	we and our subsidiaries maintain a positive working capital amount;

■	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the senior unsecured bond agreement) of not less than 3.0;

■	we and our subsidiaries maintain an Equity Ratio (as defined in the senior unsecured bond agreement) of at least 30%; and

■

on and after June 30, 2013, we and our subsidiaries ensure that the sum of the market value of (i) our vessels plus (ii) any amounts in any escrow account in favor of the bond trustee are at least 120% of the Total Interest-Bearing Debt.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter, except for the final ratio, which is measured semi-annually beginning on June 30, 2013.

Restrictive Covenants. The senior unsecured bond agreement provides that we may not declare any dividends or other distributions to our equity holders until after December 31, 2013, except for payments in respect of services rendered or transactions in the ordinary course in an amount not to exceed $2.0 million. Following December 31, 2013, we may declare dividends so long as such dividends do not exceed 50% of our consolidated net profits after taxes and we have an Equity Ratio of 35% after giving pro forma effect to such distribution. The senior unsecured bond agreement also limits us and our subsidiaries from, among other things, incurring additional indebtedness, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens. In addition, the senior unsecured bond agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

As of June 30, 2013, we were in compliance with all covenants under our senior unsecured bond agreement.

Contractual Obligations and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2012.

	2013		2014	2015	2016	THEREAFTER	TOTAL
	(In thousands)
Vessels to be acquired from A.P. Møller	$423,000	(1)	$—	$—	$—	$—	$423,000	(1)
Vessels under construction	33,726		173,306	110,288	—	—	317,320
Charter-in vessels	7,200		8,400	—	—	—	15,600
Secured term loan facilities and 9% senior unsecured bond issue	26,843		26,843	26,843	26,843	260,864	368,236
Office leases	747		747	747	747	2,820	5,808

Total contractual obligations	$491,516		$209,296	$137,878	$27,590	$263,684	$1,129,964

(1)	As of June 30, 2013, remaining payments owed to A.P. Møller were $110.7 million.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and the issuance of additional shares of common stock.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to the audited historical consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition. We employ our vessels under time charters, voyage charters or COAs. With time charters, we receive a fixed charter rate per on-hire day and revenue is recognized on an accrual basis and is recorded over the term of the charter as service is provided. In the case of voyage charters, the vessel is contracted for a voyage between two or several ports, and we are paid for the cargo transported. Revenue from COAs is recognized on the same basis as revenue from voyage charters, as they are essentially a series of consecutive voyage charters.

On April 1, 2013, we changed our method of accounting for revenue recognition on voyage charters. Previously, we determined that a voyage commenced with loading and completed at the point of discharge. We now recognize revenue on a discharge-to-discharge basis in determining percentage of completion for all voyage charters, but do not begin recognizing revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage.

We adopted this new policy as we consider the decision to undertake a specific voyage is highly dependent on the vessel’s prior discharge port and the part of the voyage to the load port is a necessary part of the overall profitability of that voyage. We believe that given the significant increase in the number of vessels in operation and consequently the number of voyage charters undertaken, our results could be materially distorted by excluding the proportion of the revenue in sailing to the next load port.

Vessels in Operation. The cost of our vessels (excluding the estimated initial built-in overhaul cost) less their estimated residual value is depreciated on a straight-line basis over the vessels’ estimated useful lives. We estimate the useful life of each of our vessels to be 30 years from the date the vessel was originally delivered from the shipyard. The actual life of a vessel, however, may be different, with a life less than 30 years resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated residual value is based on the steel value of the tonnage for each vessel.

Impairment of Vessels. We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. We may recognize an impairment loss when the sum of the expected future cash flows (undiscounted and without interest) of a vessel over its estimated remaining useful life is less than its carrying amount. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. The new lower cost basis would result in a lower annual depreciation than before the impairment.

Considerations in making such an impairment evaluation include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations and other relevant factors. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairment nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

As of December 31, 2012, the aggregate carrying value of our 12 vessels in operation at that date was $587 million. We determined the aggregate undiscounted cash flows of our 12 vessels in operation as of December 31, 2012, to be $1,611 million. The undiscounted future cash flows used to establish value were determined by applying various assumptions regarding future revenues, operating expenses and scrap values. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management took into consideration estimated daily TCE rates for each vessel class over the estimated remaining lives of each of the vessels. The estimated daily TCE rates used were based on the trailing 10-year historical average one-year time charter rates. Recognizing that rates tend to be cyclical, and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable. Estimated outflows for operating expenses are based on historical costs. Estimates of a residual value are consistent with scrap rates used in management’s evaluation of scrap value.

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. A 10% reduction in the estimated vessel TCE rate used in connection with our calculations would result in a $218 million decrease in the aggregate undiscounted cash flows of our 12 vessels in operation as of December 31, 2012. The realized rates applicable to our vessels for the period ended December 31, 2012 and the six months ended June 30, 2013 exceeded the estimated vessel TCE rate by 8.9% and 19.0%, respectively. A 10% increase in estimated vessel operating expenses used in connection with our calculations would result in $60 million decrease in the aggregate undiscounted cash flows of our 12 vessels in operation as of December 31, 2012.

Vessel Market Values. In “—Impairment of Vessels,” we discuss our policy for assessing impairment of the carrying values of our vessels. The charter-free market value (i.e., disregarding the charter contracts attached to each of the vessels) of certain vessels in many segments of the worldwide oceangoing vessel fleet have experienced volatility over the past several years. Therefore, there is a risk that the sale value of certain of our vessels could decline below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

However, with respect to the class of vessels we own, we believe that relative to the worldwide oceangoing vessel fleet, the market for the sale of our vessels is particularly illiquid, difficult to observe and, therefore, speculative, given the extremely limited secondary sales data. We obtain shipbroker appraisals of our vessels principally for the purposes of covenant compliance (e.g., loan to value ratio). These appraisals are generally performed without examination of the vessel and without an attempt to market a vessel, and no consideration is given to whether a group of vessels could be sold for higher valuation than on an individual basis. Given the lack of secondary sales data available for our vessels, these appraisals have been used by us as an approximation of our vessels’ market values. However, because these appraisals are primarily prepared for the purposes of valuing collateral and the lack of comparable market transactions, they are prepared on a charter-free basis predominantly based on depreciated replacement cost, which, we believe significantly discounts the value of our vessels. As a result, we believe that the ultimate value that could be obtained from the sale of any one of our vessels to a willing third party would likely, and in many cases meaningfully, exceed the vessel’s appraised value, especially if we were given adequate time to market the vessel.

In order to provide an illustration of the estimated charter-free market values of our vessels relative to their respective carrying values, the table set forth below indicates whether the estimated market value (based on the most recent broker appraisals we had received relating to such vessels) of each of our owned vessel, as of June 30, 2013, was above or below its carrying value.

OPERATING VESSEL	YEAR BUILT	VESSEL SIZE (cbm)	CARRYING VALUE (in millions)	APPRAISED VALUE RELATIVE TO CARRYING VALUE
Navigator Mars	2000	22,085	$42.6	Below
Navigator Neptune	2000	22,085	42.7	Below
Navigator Pluto	2000	22,085	43.2	Below
Navigator Saturn	2000	22,085	42.7	Below
Navigator Venus	2000	22,085	42.6	Below
Navigator Magellan	1998	20,700	29.1	Below
Navigator Aries	2008	20,750	53.7	Below
Navigator Gemini	2009	20,750	53.0	Below
Navigator Pegasus	2009	22,200	48.0	Below
Navigator Phoenix	2009	22,200	48.2	Below
Navigator Scorpio	2009	20,750	47.6	Below
Navigator Taurus	2009	20,750	54.1	Below
Navigator Leo	2011	20,600	52.1	Below
Navigator Libra	2012	20,600	52.5	Below
Navigator Grace	2010	22,500	42.9	Above
Navigator Galaxy	2011	22,500	45.1	Above
Navigator Genesis	2011	22,500	45.2	Above
Navigator Global	2011	22,500	45.4	Above
Navigator Gusto	2011	22,500	45.2	Above

The appraised value of our 14 vessels for which appraised value was below carrying value as of June 30, 2013 was $572.0 million and the aggregate carrying value of those 14 vessels was $651.9 million, resulting in those vessels having an aggregate appraised value of $79.9 million below their aggregate carrying value. We did not impair any vessels as of June 30, 2013 due to U.S. GAAP impairment accounting standards as future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed these vessels’ carrying amounts.

Drydocking Costs and Vessel Damage. Each of our vessels is required to be drydocked every five years until it reaches 15 years of age, after which each vessel is required to be drydocked every two and one-half to three years for any major repairs and maintenance and for inspection of the underwater parts of the vessel, which cannot be performed while the vessel is operating. We capitalize costs associated with the drydockings as “built in overhauls” in accordance with U.S. GAAP and amortize these costs on a straight-line basis over the period between drydockings.

We expense estimated costs to repair vessel damage that exists at the balance sheet date.

Amortization of capitalized drydocking expenditures requires us to estimate the period until the next drydocking. While we typically drydock each vessel every two and one-half to five years, we may drydock the vessels on a more frequent basis. If we change our estimate of the next drydock date, we will adjust our annual amortization of drydocking expenditures. Amortization of drydockings is included in our depreciation and amortization expense.

Share-based Compensation. Certain employees receive grants of our restricted stock in accordance with the 2008 Restricted Stock Plan (see Note 11 for more details regarding the plan and amounts of grants awarded). The fair value of our restricted stock is calculated by multiplying the number of shares by the fair value per share at the grant date.

The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. An independent valuation firm was consulted to determine an appropriate methodology for valuing the Company’s restricted stock at the plan’s inception in 2008. Prior to the March 2013 and April 2013 grants described below, the Company exclusively used this established methodology and monitored its appropriateness at each grant date. This methodology calculated the fair value of the restricted stock, by utilizing a weighted average combination of an income approach, a market approach and a cost approach, by using assumptions which were based on our management’s significant judgment.

Significant assumptions made during the valuation processes of grants prior to March 2013 were the illiquidity discounts applied in our cost and income approaches and the EBITDA multiples used in our income approach. Our cost method also utilized the estimated value of our fleet, which was determined by external broker assessments at or close to the restricted stock valuation date. Although there is a very low volume of transactions of our shares on the over-the-counter market, our market approach took into account actual then-recent trades of our shares in the open market. The valuations were prepared by us on a contemporaneous basis.

In February 2013, we issued 7,500,000 shares on a post-split basis to affiliates of WL Ross & Co. LLC and others in a negotiated transaction for $10.00 per share on a post-split basis. Given the growth of our Company between 2008 and March 2013 and the contemporaneous nature of the transaction with WL Ross & Co. LLC and others, we believe it is appropriate that the price per share at which grants were made in March 2013 and April 2013 should equal the negotiated price per share with WL Ross & Co. LLC. Due to the existence of this transaction, we did not believe it to be necessary or cost effective to engage an independent valuation specialist to provide a valuation in connection with such grants.

We have granted restricted shares at the following grant date fair values since June 30, 2012:

GRANT DATE	NUMBER OF RESTRICTED SHARES GRANTED	FAIR VALUE PER SHARE AT GRANT DATE	AGGREGATE FAIR VALUE OF SHARES GRANTED
March 2013	60,000	$10.00	$600,000
April 2013	42,117	$10.00	$421,170

Although we believe that the price used in the contemporaneous issuance to WL Ross & Co. LLC and others of $10.00 per share was the best evidence to support the $10.00 per share values of our March 2013 and April 2013 restricted share grants, in order to support this determination at the time of grant, we also applied our 2008 valuation methodology. In using such methodology, we applied an illiquidity discount of 20.0% and an EBITDA multiple of 8.5x, which resulted in a fair value per share of $10.01 on a post-split basis. If we had applied an illiquidity discount of 15% in using such methodology, the resulting fair value per share would have been approximately $10.63 on a post-split basis. Because the number of restricted shares granted in March and April 2013 was in the aggregate less than 0.25% of the shares outstanding prior to such grants, if we underestimated the fair market value per share by $0.63, the added compensation expense would be less than $65,000. The effect on compensation expense for each $1.00 of hypothetical estimation of fair market value would be approximately $100,000.

The difference between the fair values of the March 2013 and April 2013 grants (each of which vest in 2016) and the assumed initial public offering price per share (based on the midpoint of the range set forth on the cover of this prospectus) is primarily attributable to three factors: (i) the absence of any plan to proceed with an initial public offering at the time of the March 2013 and April 2013 grants, (ii) the changes in the financial condition, results of operation and prospects of our company resulting in large part from the financing and successful operational implementation of the A.P. Møller transaction and (iii) favorable changes in the condition of the equity capital markets.

In March and April of 2013, we were not planning to pursue in the near term an initial public offering. The lack of such a plan was in part based on the fact that we were in the midst of implementing what we perceived would be, and what has been, a transformative event in our history, namely the A.P. Møller transaction. By nearly doubling the number of vessels in our fleet, the A.P. Møller transaction has provided us with enhanced fleet diversity, economies of scale and greater optionality. As of March and April 2013, only three and four of the A.P. Møller vessels, respectively, had been received by us and deployed under charter. Since April 2013, an additional seven A.P. Møller vessels have been received and deployed under charter by us. Accordingly, in March and April 2013, our ability to integrate the A.P. Møller vessels into our operations and realize the benefits we expected from the transaction had not been established. We expect to continue to benefit from the A.P. Møller transaction as we receive the remaining vessel and have results of operations reflecting the full period of A.P. Møller vessel results.

Foreign Currency Transactions. Substantially all of our cash receipts are in U.S. Dollars. Our disbursements, however, are in the currency invoiced by the supplier. We remit funds in the various currencies invoiced. We convert the non-U.S. Dollar invoices received and their subsequent payments into U.S. Dollars when the transactions occur. The movement in exchange rates between these two dates is transferred to an exchange difference account and is expensed each month.

Our payments due to our technical managers pursuant to our crewing management agreements are denominated in U.S. Dollars, subject to adjustment based on the U.S. Dollar/Euro exchange rate. A significant portion of the payments we make to our technical managers are used by them to pay the officers on-board our vessels.

Compliance with New Accounting Standards

We have elected to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards under the JOBS Act and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board, or “FASB,” issued Accounting Standards Update, or “ASU,” No. 2013-02 Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013). The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. These amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition the entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross reference to other disclosures required under U.S. GAAP that provide additional details about those amounts.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities that bear interest at an interest rate of LIBOR plus 300 to 350 basis points. A variation in LIBOR of 100 basis points would result in a variation of $10,000 in annual interest paid on each $1.0 million of indebtedness outstanding under the secured term loan facilities. See “—Secured Term Loan Facilities.”

We invest our cash and marketable securities in financial instruments with original maturities of no more than six months within the parameters of our investment policy and guidelines.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies. During the fiscal years ended December 31, 2011 and 2012, approximately $2.9 million, or 12%, and $4.4 million, or 13%, respectively, of vessel operating costs and general and administrative costs were denominated in non-U.S. Dollar currency, principally the British Pound Sterling and the Euro. A hypothetical 10% decrease in the value of the U.S. Dollar relative to the values of the British Pound Sterling and the Euro realized during the year ended December 31, 2012, would have increased our vessel operating costs during the fiscal year ended December 31, 2012, by approximately $0.4 million, and our general and administrative costs by $0.3 million. We have not entered into any hedging transactions to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Crewing costs in particular have risen over the past number of years as a result of a shortage of trained crews. Please read “Risk Factors—A shortage of qualified officers makes it more difficult to crew our vessels and is increasing our operating costs. If this shortage were to continue or worsen, it may impair out ability to operate and could have an adverse effect on our business, financial condition and operating results” and “Business—Crewing and Staff.” Inflationary pressures on bunker (fuel and oil) costs could have a material effect on our future operations if the number of vessel employment contracts for voyage charters or COAs increases. In the case of the 12 of our 21 vessels that are time-chartered to third parties, it is the charterers who pay for the fuel. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level. Please read “Risk Factors—Rising bunker fuel prices may adversely affect our business, financial condition and operating results to the extent that we enter into voyage charters and COAs.”

Seasonality

Liquefied gases are primarily used for industrial and domestic heating, as a chemical and refinery feedstock, as a transportation fuel and in agriculture. The liquefied gas carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and the supply of certain commodities. As a result, demand for our vessels may be stronger in our fiscal quarters ending December 31 and March 31 and relatively weaker during our fiscal quarters ending June 30 and September 30, although 12-month time charter rates tend to smooth these short-term fluctuations. To the extent any of our time charters expire during the relatively weaker fiscal quarters ending June 30 and September 30, it may not be possible to re-charter our vessels at similar rates. As a result, we may have to accept lesser rates or experience off-hire time for our vessels, which may adversely impact our business, financial condition and operating results. Please read “Business—Our Fleet.”

THE INTERNATIONAL LIQUEFIED GAS SHIPPING INDUSTRY

All the information and data presented in this section, including the analysis of the various sectors of the international liquefied gas shipping industry has been provided by Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (c) while Drewry has taken care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that, notwithstanding any such qualification by Drewry, the industry data provided by Drewry is accurate in all material respects.

Summary

A liquefied gas carrier is a generic term used to describe a vessel that can carry:

■	LPG, such as propane and butane;

■	petrochemical gases, such as ethylene, propylene, butadiene and vinyl chloride monomer, or VCM; or

■	ammonia.

LPG is a clean and efficient source of energy and is a viable alternative to other less environmentally friendly carbon fuels. Petrochemical gases are a building block for a large range of plastic-based products, while ammonia is an important part of the fertilizer chain, which supports agricultural development and sustains world population growth.

In normal ambient temperatures, LPG, petrochemical gases and ammonia are in a gaseous state. These gases are transported in liquefied form, under cooling temperatures and/or pressure, which can reduce volume by up to 900 times depending on the cargo, making transportation more efficient and economical.

In 2012, approximately 63 million tons of LPG, 18 million tons of petrochemical gases and 18 million tons of ammonia were transported by sea. Seaborne transportation of LPG and petrochemicals, the two product classes principally transported by Navigator Holdings, has increased at compound annual growth rates, or CAGRs, of 2.9% and 4.4%, respectively, from 2002 through 2012, and 7.3% and 3.3% from 2009 through 2012. The recent growth in seaborne LPG transportation has resulted primarily from the advent of shale gas in the United States. The demand for seaborne transportation of these liquefied gases is expected to continue to grow due to evolving energy and petrochemical market dynamics, particularly as a result of increasing U.S. shale oil and gas development, as seaborne transportation is often the only, or the most cost effective, way to transport liquefied gases between major exporting and importing markets. Over the last 18 months, the expansion of existing LNG facilities and the construction of new LNG production facilities around the world have added to LPG production and trade volumes, following a period of project delays and stalled start-ups due to the global economic downturn.

LPG has historically been a supply-driven industry, as LPG is a by-product of gas processing, LNG production and crude oil refining. From 2002 through 2012, worldwide production of LPG increased at a CAGR of 2.6%. Over this same period seaborne trade in LPG increased at a CAGR of 2.9%, with the slightly higher growth rate relative to total production growth being the result of geographical shifts in the location of production and strong demand among key importers.

Petrochemical gases are derived from the cracking of petroleum feedstocks, such as ethane, LPG or naphtha or their derivatives. The major petrochemical gases transported by sea are ethylene, butadiene, propylene and VCM. These products are key building blocks for a wide range of materials used in industrial and consumer applications. Ammonia is an inorganic chemical, and up to 90% of all production is currently used in the manufacture of fertilizers. The supply and consumption of ammonia are influenced by production costs and pricing levels of both feedstocks and finished products.

The dynamics of global supply and trade of LPG and certain petrochemicals such as ethylene are being altered by the advent of shale gas in the United States. Rapid exploitation of U.S. shale gas reserves has boosted LPG production, which, in conjunction with competitive gas prices, has paved the way for increased U.S. LPG and petrochemical exports and rising demand for shipping capacity. For example, in 2012, the United States became a net exporter of LPG, and in early 2013 total exports were nearly 10 million barrels a month, more than double the average from 2002 through 2012.

Charter rates and vessel values are influenced by the supply and demand for seaborne gas cargo carrying capacity and are consequently volatile. The supply of gas carrier capacity is primarily a function of the size of the existing world fleet, the number of newbuildings being delivered and the scrapping of older vessels. As of June 30, 2013, there were 1,259 liquefied gas carriers with an aggregate capacity of 20.6 million cbm. An additional 32 and 60 carriers of 0.8 million cbm and 2.2 million cbm, respectively, are on order for delivery by the end of 2013 and between 2014 and 2016, respectively. The orderbook for liquefied gas carriers as of June 2013 was equivalent to 14.4% of the existing fleet in capacity terms, which is well below its 32% peak seen in late 2007 and early 2008. In contrast to oil tankers and drybulk carriers, the number of shipyards with liquefied gas carrier experience is quite limited, and as such, a sudden influx of supply beyond what is already on order before 2015 is unlikely. In the 15,000–24,999 cbm size range in which Navigator Holdings currently operates, known as the handysize sector, as of June 2013, there were 87 vessels in the world fleet and 10 vessels on order for delivery by 2015. As of June 2013, almost 25% of the fleet capacity in the handysize sector was more than 20 years old.

There are three basic types of liquefied gas carriers, though only a subset of ships can carry each of LPG, petrochemical gases and ammonia. In general, the operating flexibility of a liquefied gas carrier is restricted at the lower and upper ends of the vessel-size spectrum by a combination of technical and commercial features. The most flexible ships are those in the handysize sector. Ships of this type have access to all three markets—LPG, petrochemical gases and ammonia—and hence possess the greatest trading versatility.

Liquefied gas carriers operate under time charters, contracts of affreightment and on the spot market. Time charter rates for most sizes of liquefied gas carriers peaked during the period from 2006 through 2008 and then declined from 2009 through 2011. Since 2011, there has been a gradual and sustained recovery in charter rates, as rising vessel demand has led to a much tighter market balance. In June 2013, one-year time charter rates for Very Large Liquefied Gas carriers averaged approximately $1,035,000 per month, while rates for handysize semi-refrigerated ships averaged approximately $905,000 per month.

Secondhand values for modern, semi-refrigerated ships have held up well, even when the market was at its weakest from 2009 through 2011, in part because newbuilding prices have been steady since 2010 and freight rates have improved. While there is limited liquidity in the secondhand market, modern semi-refrigerated ships have attracted a premium due to their trading flexibility.

Products and Uses

LPG. LPG cargoes are typically propane and butane (including n-Butane and i-Butane). The primary uses of LPG are in residential and commercial heating and cooking applications, as a feedstock for the production of petrochemicals, industrial use and as fuel for transportation. Global production of LPG in 2012 was 275 million tons, of which 63 million tons was transported by sea in liquefied gas carriers.

Main Uses of LPG (1)

(1)	Based on 2011 consumption data

Petrochemical Gases. Ethylene, propylene and butadiene are significant members of the olefins family used in the manufacture of a large number of intermediate chemicals and finished products. Ethylene is polymerised into high density polyethylene, or HDPE, low density polyethylene, or LDPE, and linear density polyethylene, or LLDPE, which in turn are used to make plastic packaging, bottles, containers and household hardware. Ethylene can also be turned into ethylene glycol for use in anti-freeze. Ethylene is also used with benzene in the manufacturing of polystyrene. Propylene is polymerised into polypropylene used in the manufacturing of moulded components for cars and domestic appliances, carpet fibers, cable sheathing, piping, coatings and containers. Butadiene is combined with styrene to produce styrene butadiene rubber, or SBR, used in tire manufacturing. It is also used in making acrylonitrile-butadiene-styrene, or ABS, resin, which has applications in car fittings, packaging and sports equipment. VCM is a chlorinated gas, which is used principally in the manufacturing of plastics. VCM is used to produce polyvinyl chloride, or PVC, which is formed into a wide variety of plastic products. Global production of petrochemical gases was approximately 300 million tons in 2012, of which 18 million tons were moved by sea.

Ammonia. Ammonia is produced by the synthesis of gas and a hydrocarbon. Production is heavily influenced by the availability of natural gas, and up to 90% of ammonia is currently used in fertilizer production, with the principal end products being ammonium sulphate, ammonium nitrate, urea (dry) and ammonium nitrate solution. It can also be used for nitric acid, explosives, nylon fibre, acrylic and urethane plastics. Demand for ammonia is driven by population growth and food consumption. Global production was approximately 170 million tons in 2012, of which approximately 18 million tons were moved by sea.

The Liquefied Gas Industry

LPG is found naturally in oil and gas fields and is extracted from wells and shale deposits along with other hydrocarbon products. It is extracted from crude oil at oil refineries and from natural gas at gas processing facilities. Approximately two-thirds of global LPG supply comes from crude oil and natural gas streams (including the production of LNG) with the balance coming from the refining of crude oil. Once produced, LPG must be consumed locally, exported, flared or vented, although flaring has been reduced globally by a number of government initiatives designed to reduce greenhouse gas emissions.

The LPG and Petrochemical Gas Supply Chain

Petrochemicals such as ethylene and propylene are by-products of the cracking of petroleum feedstocks such as ethane, LPG or naphtha and their derivatives. Typical yields for cracker feedstocks are shown below.

Indicative Yields of Cracker Feedstocks

	H2 & FUEL GAS	ETHYLENE	PROPYLENE	BUTADIENE	BENZENE	TOLUENE	OTHERS
Ethane	17%	78%	3%	2%	—	—	1%
Propane	32%	40%	26%	1%	—	—	1%
Normal Butane	22%	40%	34%	2%	—	—	2%
Natural Gasoline	20%	32%	24%	4%	4%	4%	13%
Heavy Naphtha	18%	24%	20%	4%	2%	2%	31%

The LPG Industry

LPG Production. Worldwide production of LPG grew at a CAGR of 2.6% from 2002 through 2012, increasing from 217 million tons in 2002 to 280 million tons in 2012. Historically, the Middle East has been the dominant global supplier of LPG. Production in the Middle East has increased over the last decade, primarily as result of the development of the Qatari North Gas Field. In 2012, total Middle Eastern LPG production amounted to just over 65 million tons, equivalent to 23% of global output.

World LPG Production

(Million Tons)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012*	CAGR 02-12	CAGR 09-12
North America	64.6	62.8	64.5	61.4	61.8	62.9	63.0	58.1	59.7	61.5	64.6	0.0%	3.6%
South America	22.8	23.2	24.0	24.7	24.3	23.9	23.9	23.2	23.2	24.6	24.8	0.8%	2.2%
Europe (Including FSU)	36.7	40.0	40.3	41.0	40.5	40.5	42.9	42.5	46.1	44.2	45.1	2.1%	2.0%
Middle East	36.0	37.0	38.3	39.7	45.0	44.1	49.5	45.9	55.4	63.8	65.4	6.2%	12.5%
Africa	15.4	15.1	15.1	15.6	15.7	16.4	16.1	17.0	17.2	18.6	19.1	2.2%	4.0%
Asia Pacific	41.8	43.5	45.2	48.2	50.7	53.7	52.9	53.3	58.3	58.9	60.7	3.8%	4.4%

Total	217.3	221.6	227.4	230.6	238.0	241.5	248.3	240.0	260.0	271.5	279.8	2.6%	5.2%

*Provisional

However, the supremacy of the Middle East is now being challenged by the United States, where development of shale gas deposits has led to a steady increase in natural gas production and LPG supplies. U.S. production of LPG has recovered from a recent market low in 2009 of 41.9 million tons to a provisional 48.2 million tons in 2012, an increase of 15%.

Principal LPG Producers

(Million Tons)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012*	CAGR 02-12	CAGR 09-12
China	11.6	12.6	14.0	15.3	17.5	19.4	18.6	19.1	20.2	21.8	22.0	6.6%	4.8%
Qatar	1.6	1.8	1.9	2.2	2.9	3.2	5.7	6.0	6.6	13.6	14.3	24.7%	33.7%
Russia	7.0	8.6	8.8	9.4	10.4	10.9	10.9	11.7	12.0	12.8	13.3	6.7%	4.5%
Saudi Arabia	17.6	17.9	18.6	19.0	21.9	21.0	23.3	24.6	26.4	27.2	27.9	4.7%	4.2%
USA	46.8	44.5	45.9	43.7	43.9	45.6	46.8	41.9	43.4	44.9	48.2	0.3%	4.8%
Others	132.7	136.2	138.2	141.1	141.6	141.5	143.1	136.7	151.4	151.2	154.0	1.5%	4.1%

Total	217.3	221.6	227.4	230.6	238.0	241.5	248.3	240.0	260.0	271.5	279.8	2.6%	5.2%

*Provisional

LPG is a by-product of oil and gas extraction, the availability of which has historically been limited by the flaring of natural gas at the wellhead. However, increasing restrictions across the globe on flaring natural gas have resulted in, and are anticipated to continue to result in, the increased transportation or storage of by-products such as LPG. The expanding development of U.S. shale oil and gas resources has resulted in an abundance of LPG that exceeds current U.S. domestic needs and, given the scarcity and cost of storage infrastructure, is expected to be increasingly exported. This LPG available for export from the United States, together with LPG associated with large LNG export projects in international oil and gas producing regions, is expected to create supply-driven growth of LPG seaborne transportation and arbitrage opportunities due to regional price differentials.

LPG Consumption. Historically, consumption of LPG has been largely supply-driven. However, LPG, which produces virtually no sulphur emissions, is a relatively clean source of energy when compared with other carbon fuels. As such, demand side variables are beginning to have a positive impact on the market, leading to increased consumption of LPG in residential and commercial applications, especially in regions such as Asia.

World LPG Consumption

(Million Tons)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012*	CAGR 02-12	CAGR 09-12
North America	57.4	56.1	58.2	56.9	58.4	59.6	61.8	61.2	54.1	57.6	58.7	0.2%	-1.4%
South America	20.5	20.6	21.5	21.3	21.9	22.0	21.7	21.5	29.5	28.8	29.6	3.8%	11.3%
Europe (Including FSU)	37.7	38.9	39.8	41.7	41.6	43.6	43.6	43.2	41.8	43.2	44.5	1.7%	1.0%
Middle East	30.0	30.3	30.1	31.3	30.4	31.7	31.8	32.0	29.5	28.8	29.6	-0.1%	-2.5%
Africa	14.3	13.6	14.0	14.5	15.0	15.6	16.3	16.4	14.8	14.4	14.9	0.4%	-3.1%
Asia Pacific	59.5	58.2	60.3	59.0	60.5	61.6	63.9	64.2	83.7	86.3	89.8	4.2%	11.8%

Total	208.9	210.0	216.8	220.4	228.0	234.3	240.4	238.4	253.4	259.0	267.1	2.5%	3.9%

*Provisional

Asian countries (especially emerging economies) represent the fastest growing market for LPG, in part because the penetration of LPG use in a large number of these countries remains relatively low. Indian consumption of LPG grew at a CAGR of 6.7% from 2002 through 2012, while Chinese consumption over the same period grew at a CAGR of 3.9%. An expanding domestic consumer base and rising commercial use are the main factors driving demand in these markets. In some Asian markets, such as Indonesia, government initiatives to encourage the use of LPG has increased consumption. In contrast to natural gas, LPG requires little or no permanent infrastructure for distribution and this is one of the reasons why it is attractive for many developing markets.

In contrast, LPG consumption in developed economies such as the United States and Japan has contracted over the last decade. Increased domestic use of natural gas in the United States and Japan and in particular shale gas in the United States has decreased local consumption of LPG. In the industrial and petrochemical markets, demand remains sensitive to price, although rising crude oil prices relative to other feedstocks helped to underpin increased demand for LPG from the petrochemical sector.

Principal LPG Consumers

(Million Tons)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012*	CAGR 02-12	CAGR 09-12
China	16.4	18.0	20.2	21.0	21.6	21.8	21.5	23.2	22.4	24.0	24.0	3.9%	1.2%
India	8.2	9.0	9.9	10.0	10.5	11.3	11.8	12.7	14.0	15.1	15.6	6.7%	7.0%
Japan	18.5	18.2	17.7	18.6	18.2	18.2	17.7	16.4	16.1	16.8	16.9	-0.9%	1.0%
Saudi Arabia	15.8	14.9	6.2	5.9	8.5	9.2	11.1	12.1	17.5	19.6	20.0	2.4%	18.4%
USA	52.3	50.8	52.7	51.3	52.2	53.5	55.6	54.1	50.2	49.5	50.0	-0.4%	-2.6%
Others	97.7	99.1	110.1	113.7	117.0	120.3	122.7	119.9	133.1	134.0	140.7	3.7%	5.5%

Total	208.9	210.0	216.8	220.4	228.0	234.3	240.4	238.4	253.4	259.0	267.1	2.5%	3.9%

*Provisional

Petrochemicals

Trends in the production and consumption of petrochemical gases are driven by changes in world GDP and industrial production and patterns of consumer spending. Petrochemical gas production is also affected by the cost of feedstocks and the location of new refinery and cracking capacity. In 2012, total worldwide consumption of petrochemical gases amounted to 240 million tons, of which 18 million tons, or 7.5%, was transported by sea. From 2002 through 2012, worldwide consumption of petrochemical gases increased at a CAGR of 2.5%.

World Consumption of Petrochemical Gases

(Million Tons)

*Provisional

Seaborne trade volumes in petrochemical gases have increased for much of the last decade in part because of the growth in refining and cracking capacity in the Middle East and Asia. Generally, the growth of capacity ahead of downstream production has underpinned the growth in exports, creating additional demand for shipping capacity. The majority of this capacity has been in the handysize sector.

In the United States, the growth in gas and liquids from shale has not only increased the availability of feedstocks, but also made U.S. domestic feedstocks more competitively priced. As a result, U.S. production of petrochemical gases has increased, idle capacity has been reactivated and development plans for new capacity have emerged. As with LPG, price differentials between the United States and other markets have opened up the possibility of arbitrage trades.

The demand for seaborne transportation of petrochemical gases is expected to increase due to industrial users seeking alternative feedstocks given the rise in crude oil prices, expanding global manufacturing and cracking capacity, particularly in the Middle East and Asia, and shifting regional supply imbalances in certain petrochemicals.

Ammonia

Worldwide production of ammonia in 2012 is provisionally estimated at close to 165 million tons, with seaborne trade at just over 18 million tons, equivalent to 11% of production. In the last decade, international seaborne trade in ammonia has grown faster than production due to the growth in supply from regions with more competitively priced feedstock. Production of ammonia is gravitating to areas that have large supplies of low cost natural gas such as the Middle East.

Shale Gas and the LPG Market

Shale gas is natural gas extracted from shale formations which are found in various locations throughout the world. When extracted it consists of on average approximately 60% dry natural gas and 40% natural gas liquids.

U.S. Shale Gas Composition

In the United States, shale plays have become an increasingly important source of natural gas and have led to significant increases in domestic gas production. In 2005, U.S. gas production was equivalent to 511 billion cbm, but by 2012 it had risen to 717 billion cbm, an increase of 40%.

U.S. Daily Oil and Annual Gas Production

Rising domestic production of natural gas has also resulted in increased supplies of LPG and ethane. U.S. natural gas production is now approximately 2.5 million barrels per day as compared to approximately 1.5 million barrels per day in 2005.

U.S. Natural Gas Plant Field Production

(Thousands of Barrels per Day)

U.S. LPG production has been on an upward trend since 2008. In early 2013, the United States was producing approximately 2.7 million barrels of LPG per day as compared to approximately 2.0 million barrels per day in 2008.

U.S. LPG Production

(Thousands of Barrels per Day)

This production growth has resulted in U.S. LPG import volumes decreasing and export volumes increasing. As a result, the United States has transitioned from being a net importer to a net exporter of LPG, something which has arisen directly as a consequence of the development of domestic shale gas reserves.

U.S. LPG Exports and Imports

(Thousands of Barrels)

Incremental U.S. production of LPG and other natural gas liquids from shale gas have the potential to push U.S. exports of LPG higher, in part because competitive pricing opens up the potential for arbitrage trades. Future export potential is also being supported by the growth of domestic terminal capacity and based on current development activities shown in the next two tables, U.S. LPG export terminal capacity will more than triple between 2012-2014.

U.S. LPG Export Terminal Projects

LOCATION	OWNER	PROJECT DESCRIPTION	TIMING	EXPORT CAPACITY
				CURRENT CAPACITY (BPD)	EXPECTED CAPACITY BY 2014 (BPD)
Marcus Hook, Pennsylvania	MarkWest/ Sunoco Logistics	Capacity to export ethane and propane	Operational in 2014		70,000
Houston Ship Channel, Texas	Enterprise	Propane export terminal	4Q12	115,000	240,000
Houston Ship Channel, Texas	Targa	Additional capacity to ship in refrigerated vessels and increase propane export capacity	3Q13, expanded by 2014	35,000	130,000
Beaumont, Texas	Coastal Caverns (Vitol)	New export facility	Operational in 2013		100,000
Corpus Christi, Texas	OxyChem	Capability to load Very Large Gas Carriers	Operational in 2014		Not announced

In addition, increasing LPG supplies in the United States have reduced domestic gas prices to the point that they are now highly competitive with the prices offered by other major LPG exporters.

LPG Prices

(U.S. $ per Ton, fob)

U.S. Feedstock Costs

The increased production of natural gas liquids from U.S. shale plays has also resulted in the pricing of natural gas liquids such as ethane and propane being driven towards a pricing structure more heavily influenced by natural gas prices as opposed to a more crude oil-based pricing experienced in most other regions. For example, the average spot price for ethane in the U.S. Gulf coast has dropped from approximately $526 per metric ton for the year ended December 31, 2008 to approximately $166 per metric ton for the six months ended June 30, 2013, a decrease of approximately 68%. Accordingly, U.S. ethylene production costs have fallen to levels where the United States can now compete with Middle Eastern suppliers , resulting in new projects to expand U.S. ethylene cracking capacity. These developments have adversely impacted high cost naphtha-based ethylene producers in Europe and Asia and are expected to result in additional seaborne transportation of ethylene from the United States as U.S. cracking capacity increases. Furthermore, given the price disparity in feedstocks, European petrochemical producers are finding it increasingly attractive to source U.S. LPG and ethane, which in turn has created new arbitrage opportunities.

Additionally, the expansion of LNG projects around the world has and will continue to increase LPG production and trade. Large scale LNG projects are underway around the world, although these projects often require long lead times and are subject to delay. Increased production of LNG will lead to further growth in LPG supplies, as LPG is a produced in association with LNG.

Seaborne Trade in LPG, Petrochemical Gases & Ammonia

World seaborne trade in LPG, petrochemical gases and ammonia, on a combined basis, grew at a CAGR of 3.2% from 2002 through 2012, from 72.6 to 99.5 million tons. Over this period, the growth in trade was slightly higher than the growth in production due to:

■	strong demand growth in key importing regions;

■	reduced flaring;

■	changes in production regions; and

■	limitations of alternative modes of transportation.

World Seaborne Trade in LPG, Petrochemical Gases & Ammonia

(Million Tons)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012*	CAGR 02-12	CAGR 09-12
LPG	47.6	51.5	53.6	54.5	55.4	53.8	52.5	51.4	53.2	61.8	63.4	2.9%	7.3%
Ammonia	13.5	14.6	14.9	16.4	16.8	17.6	16.6	15.4	17.0	17.6	18.4	3.1%	6.2%
Ethylene	4.1	4.6	5.0	5.3	4.9	6.0	5.8	5.5	5.7	5.9	6.0	3.8%	2.9%
Butadiene	1.0	1.1	1.3	1.4	1.4	1.5	1.5	1.7	1.8	2.0	2.1	7.4%	7.5%
Proplyene	3.8	4.6	4.8	4.5	4.8	5.4	4.9	5.5	6.0	5.9	6.1	4.7%	3.6%
VCM	2.5	2.9	3.3	3.2	3.2	3.0	3.2	3.4	3.6	3.4	3.5	3.5%	1.3%

Total Petchem Gas	11.5	13.2	14.5	14.3	14.3	16.0	15.4	16.0	17.1	17.2	17.7	4.4%	3.3%

Total Liquefied Gases	72.6	79.3	83.0	85.2	86.5	87.4	84.5	82.8	87.3	96.6	99.5	3.2%	6.3%

% Change (Year-over-Year)		9.2%	4.6%	2.7%	1.5%	1.0%	-3.3%	-2.0%	5.4%	10.7%	3.0%

*Provisional

Seaborne trade in LPG grew at a CAGR of 3.2% from 2002 through 2012, although as the above figures indicate a large portion of that growth has occurred since 2009.

The Middle East is the largest exporter of LPG, and Asia is the largest destination for Middle Eastern exports. Japan, South Korea and India are the main importers in Asia, with Europe being the other major importer.

Major Seaborne Importers of LPG

(Million Tons)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012*	CAGR 02-12	CAGR 09-12
Japan	14.0	14.1	13.9	13.7	14.5	13.8	13.6	12.2	12.1	12.5	13.2	-0.6%	2.5%
EU27	6.2	5.9	7.2	8.0	9.6	9.6	8.6	8.4	9.6	11.2	10.1	5.0%	6.5%
South Korea	4.7	4.3	4.0	4.2	4.6	5.0	5.5	5.7	6.0	6.9	6.1	2.5%	2.0%
India	0.6	1.5	1.9	2.4	2.2	2.5	2.6	2.2	2.7	4.5	5.3	24.7%	33.4%
China	6.3	6.4	6.4	6.1	5.4	4.1	2.7	3.6	3.6	3.7	2.6	-8.5%	-10.6%
Others	15.9	19.3	20.1	20.0	19.1	18.8	19.5	19.2	19.1	23.1	24.1	4.3%	7.8%

Total	47.6	51.5	53.6	54.5	55.4	53.8	52.5	51.4	53.2	61.8	61.3	2.6%	6.1%

*Provisional

Major Seaborne Exporters of LPG

(Million Tons)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	CAGR 02-12%	CAGR 09-12%
Qatar	0.8	1.3	1.6	1.6	2.3	3.3	4.4	5.3	7.2	9.0	9.1	26.9%	19.7%
USA	2.7	2.3	1.6	1.9	2.3	2.7	2.8	4.8	5.9	6.5	8.9	12.7%	22.9%
UAE	5.6	6.0	6.0	6.1	6.7	5.7	5.1	5.4	5.5	7.4	8.6	4.5%	17.0%
Algeria	5.7	5.9	4.7	5.4	5.0	5.6	5.0	4.4	3.9	4.4	5.9	0.4%	10.2%
Saudi Arabia	8.1	9.2	12.7	11.2	10.2	9.1	8.5	6.7	5.6	6.0	5.8	-3.2%	-4.6%
Kuwait	2.7	2.6	3.1	2.9	3.5	3.2	3.4	3.2	3.0	4.0	4.4	4.9%	11.3%
Canada	5.9	5.4	4.7	4.5	4.2	3.9	4.0	3.5	3.1	3.0	3.0	-6.5%	-5.1%
Norway	2.3	2.9	2.4	3.6	3.7	3.7	2.9	2.4	2.4	3.2	3.0	2.9%	7.3%
Iran	1.0	1.4	1.3	1.3	2.4	2.7	2.2	2.5	3.1	3.4	2.5	9.6%	0.3%
Australia	1.7	1.6	1.9	2.3	2.4	2.4	2.0	2.3	2.2	2.0	1.2	-3.2%	-19.2%
Others	11.3	12.8	13.4	13.7	12.6	11.4	12.1	10.9	11.2	12.8	11.0	-0.3%	0.3%

Total	47.6	51.5	53.6	54.5	55.4	53.8	52.5	51.4	53.2	61.8	63.4	2.9%	7.3%

Currently, the main exporters of LPG are the producers in the Middle East - Qatar, the U.A.E., Saudi Arabia and Kuwait -, the United States and Algeria. The United States is now the second largest exporter of LPG in the world, and in 2013 is expected to be the largest exporter in the world. U.S. exports of LPG have largely been exported to Atlantic basin markets. However, the completion of the Panama Canal expansion could result in decreased shipping costs for exports to Asia. From 2009 through 2012, U.S. exports of LPG grew at a CAGR of approximately 22.9%,providing further evidence of the positive impact of shale gas on the U.S. LPG export market.

Exports of petrochemical gases from 2002 through 2012 have grown at a CAGR of 4.4% to 17.7 million tons. The volume of product moved by sea remains relatively small in relation to global petrochemical gas production. However, changes in the location of major petrochemical production in the last decade have generally had a beneficial impact on trade volumes. Equally, differences in feedstock costs have opened up arbitrage opportunities.

Increases in seaborne trade have led to rising demand for liquefied gas carrier capacity. When measured in ton-miles, liquefied gas carrier demand grew at a CAGR of 2.8% from 2002 through 2012, to 307.3 billion ton-miles. The growth in demand was slightly less than the growth in trade as changes in geographical pattern of trade reduced average voyage lengths by a small amount.

World Seaborne Trade in LPG, Petrochemical Gases & Ammonia

(Billion Ton-miles)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012*	CAGR 02-12	CAGR 09-12
LPG	183.3	196.2	211.3	203.1	212.6	200.7	198.2	201.0	205.8	225.6	229.2	2.3%	4.5%
Ammonia	33.3	39.0	40.0	43.9	44.3	48.5	45.7	39.8	42.9	47.6	50.0	4.1%	7.9%
Ethylene	5.5	5.1	5.7	5.8	4.6	7.0	8.6	7.6	7.6	9.2	9.3	5.3%	7.0%
Butadiene	2.4	2.7	3.8	3.5	3.4	2.9	3.6	4.6	5.3	5.8	6.2	10.2%	10.5%
Proplyene	4.9	6.5	6.1	6.4	5.4	6.9	5.3	6.3	7.0	7.4	7.6	4.5%	6.6%
VCM	3.8	4.4	5.3	3.9	4.0	4.2	4.3	4.8	5.5	5.0	5.0	2.7%	1.5%
Total Petchem Gas	16.6	18.7	20.9	19.6	17.4	20.9	21.8	23.3	25.5	27.3	28.1	5.4%	6.5%
Total Liquefied Gases	233.2	253.9	272.2	266.6	274.2	270.1	265.7	264.0	274.1	300.6	307.3	2.8%	5.2%
% Change (Year-over-Year)		8.9%	7.2%	-2.1%	2.9%	-1.5%	-1.6%	-0.7%	3.8%	9.7%	2.2%

*Provisional

By sector, from 2002 through 2012, ton-mile demand in LPG, petrochemical gases and ammonia grew by CAGRs of 2.3%, 5.4% and 4.1%, respectively. Ammonia demand grew strongly because ammonia production has shifted to locations with low cost natural gas, while petrochemicals have benefited from the development of new export capacity.

Liquefied Gas Carrier Supply

Ship Types

There are three basic types of liquefied gas carriers:

■

Fully-pressurised (pr) vessels, which rely solely on pressure (up to 18 bar to liquefy cargoes at ambient temperatures. These are the smallest liquefied gas carriers and range in size up to 11,500 cbm.

■

Semi-refrigerated (s/r) vessels, which liquefy their cargoes under a combination of pressure and refrigeration to temperatures down to minus 48° Celsius and pressure up to 9 bar. Certain semi-refrigerated carriers are able to cool cargoes further to minus 104° Celsius and are designated as ethylene carriers. Ships of this type range in size from 5,000 to 25,000 cbm.

■	Fully-refrigerated (f/r) vessels carry liquefied cargoes at their boiling temperatures, which is minus 48° Celsius for propane. Ships in this category range in size from 15,000 to 80,000+ cbm.

Types of Liquefied Gas Carriers

Not all liquefied gas carriers can carry all types of liquefied gases for a combination of technical and commercial reasons. For example, some charters will not allow shipment of LPG on vessels that have shipped ammonia on their prior journey. Additionally, carriage of VCM and ethylene requires specific design and containment features. The table below illustrates vessel types and cargo carrying requirements.

Liquefied Gas Carriers—Cargo Carrying Requirements

(1)	Not propylene

Amid the technicalities, the general observations are:

■	LPG and ammonia are transported in large volumes in fully-refrigerated ships operating on long haul routes;

■

Petrochemical gases are carried mainly in semi-refrigerated or fully-pressurised vessels, with a subset of specialized semi-refrigerated vessels carrying ethylene, which requires a cooling temperature of minus 104° Celsius, and ethane, which requires minus 82° Celsius; and

■	Smaller vessels transport LPG, petrochemical gases and, to a lesser extent, ammonia over short-haul routes.

Generally, operating flexibility is reduced at the lower and upper ends of the vessel size spectrum, and semi-refrigerated ships with the ability to both cool and sustain pressure have access to all cargo types (including, in certain instances, ethylene and ethane) and therefore the greatest operating versatility.

Fleet Categories

Within the liquefied gas carrier fleet there are six main vessel size categories.

Liquefied Gas Carrier Fleet Categories

CLASS	SIZE	TYPE	CARGO CARRYING CAPABILITY
			LPG	PETROCHEMICAL	AMMONIA
GASES
Very Large	60,000+ cbm	Fully-Refrigerated	Yes
Large	40,000-59,999 cbm	Fully-Refrigerated	Yes		Yes
Medium	25,000-39,999 cbm	Fully-Refrigerated	Yes		Yes
Handysize	15,000-24,999 cbm	Semi-Refrigerated	Yes	Yes	Yes
		Fully-Refrigerated	Yes		Yes
Small	5,000-14,999 cbm	Semi-Refigerated	Yes	Yes
		Pressurised	Yes
Very Small	<4,999 cbm	Pressurised	Yes

60,000+ cbm

Ships in this category are all fully-refrigerated and are employed on long-haul LPG trade routes from the Middle East and the United States to Asia and, to a lesser extent Europe, and from West and North Africa to Atlantic destinations.

40,000-59,999 cbm

Ships in this category are all fully-refrigerated and carry both LPG and ammonia. Key LPG routes are from West Africa to Europe and the United States and from North Africa to Europe. The main ammonia long-haul routes are from the Black Sea to the United States and Asia.

25,000-39,999 cbm

Most ships in this size range are fully-refrigerated and operate on LPG routes from the Middle East to India and the Mediterranean, some intra-North European trades and from North Africa. These ships also carry ammonia from the Middle East and within Asia and the U.S./Caribbean region.

15,000-24,999 cbm

The ships within this sector (the handysize sector) are predominantly semi-refrigerated, and carry either LPG, petrochemical gases or ammonia. Of all the size classes, ships within this sector have the widest trading profile by cargo type. The main routes for LPG include intra-Europe, intra Caribbean, intra Mediterranean, United States to Latin America and from the Middle East to India. The main routes for petrochemicals include Mediterranean to US Gulf and Asia, Europe to US Gulf and Asia, as well as Middle East to Europe and Asia. U.S. exports of ethylene are expected to increase as a result of the availability of cheaper ethane (and, accordingly, ethylene) and as ethane cracking capacity increases.

5,000-14,999 cbm

The majority of ships in this category operate in the LPG and petrochemical gas trades. The key LPG routes are within Europe and from Europe to Africa, while the key petrochemical gas routes are from the Middle East to Asia, within Asia and intra-European routes.

< 4,999 cbm

The ships in this sector are predominantly pressurised and are primarily employed on short-haul and intra-regional trades. Key areas of employment include Europe, the Caribbean, the Mediterranean and Asia.

The Liquefied Gas Carrier Fleet

As of June 30, 2013, the total liquefied gas carrier fleet consisted of 1,259 ships with a combined capacity of 20.6 million cbm.

The Liquefied Gas Carrier Fleet—June 2013

SIZE RANGE CBM	NO.	000 CBM
<4,999	666	1,558
5,000-14,999	277	2,024
15,000-24,999	87	1,763
25,000-39,999	59	2,068
40,000-59,999	19	1,107
60,000+	151	12,095

Total	1,259	20,614

The steady increases in seaborne trade and ship demand in the last decade have led to growth in the overall fleet size. From 2002 through June 2013, fleet capacity increased by approximately 66%, while the average size of vessel in the fleet has grown from 13,100 cbm in 2002 to 16,370 cbm in June 2013.

Liquefied Gas Carrier Fleet Development

Included within the total liquefied gas carrier fleet are a limited number of ships that can carry ethylene. In total, in June 2013, the ethylene-capable fleet consisted of 146 ships with a combined capacity of 1.16 million cbm. The average vessel size in this fleet is 7,900 cbm. The current orderbook consists of 24 ships with a combined capacity of 290,000 cbm, equivalent to 25.1% of the existing ethylene capable fleet.

The Ethylene Capable Fleet and Orderbook—June 2013

	EXISTING FLEET		ORDERBOOK		ORDERBOOK-% OF FLEET
SIZE RANGE CBM	NO.	000 CBM	NO	000 CBM	NO	CBM
<4,999	37	117	2	9	5.4	7.7
5,000-14,999	94	760	18	197	19.1	25.9
15,000-24,999	15	279	4	84	26.7	30.1

Total	146	1,155	24	290	16.4	25.1

Liquefied Gas Carrier Fleet Age Profile

As of June 30, 2013, the average age of the liquefied gas carrier fleet was 16.1 years. However, this is skewed by the fact that the average age of the fleet in the under 4,999 cbm class is 20.9 years. In other sectors the fleet is younger—in the handysize sector for example, it is 11.7 years.

Liquefied Gas Carrier Fleet—Average Age by Sector—June 2013

SIZE RANGE CBM	AVERAGE AGE (YRS)
<4,999	20.5
5,000-14,999	11.3
15,000-24,999	11.7
25,000-39,999	10.3
40,000-59,999	11.5
60,000+	10.4
Average Age—Total Fleet	16.1

The age profile of the liquefied gas fleet is mixed, with fleet categories having a combination of both old and new tonnage. Vessels in excess of 25 years of age are approaching the end of their useful trading lives.

Age Profile of the Liquefied Gas Carrier Fleet—June 2013

(% of Capacity)

SIZE RANGE CBM	<5 YRS	5-9 YRS	10-14 YRS	15-19 YRS	20-24 YRS	25-29 YRS	30 YRS +	TOTAL	% OF FLEET 20 YRS +
<4,999	16.8	12.0	9.5	17.0	21.3	6.1	17.1	100.0	44.6
5,000-14,999	26.7	20.2	18.9	13.9	6.9	6.7	6.7	100.0	20.3
15,000-24,999	35.1	17.0	13.4	9.8	14.3	1.4	9.0	100.0	24.6
25,000-39,999	27.1	33.3	8.8	15.3	14.3	1.2	–	100.0	15.5
40,000-59,999	16.3	37.7	21.4	–	20.7	–	3.9	100.0	24.6
60,000+	22.2	34.7	17.3	5.2	16.7	2.0	1.9	100.0	20.6

Liquefied Gas Carrier Fleet—New Orders and the Orderbook

Changes in fleet supply are a function of deliveries of new ships from the orderbook and the removal of existing vessels through scrapping and, in limited cases, by total losses.

The volume of liquefied gas carrier new orders in the last decade have, to some extent, mirrored the trend in freight rates and vessel earnings. Hence, high levels of new ordering were seen between 2005-2008, but thereafter new orders dropped significantly in 2009-2010 due to weak market conditions. New ordering picked up in 2011 and 2012, but has been relatively slow in the first half of 2013.

Liquefied Gas Carrier Fleet—New Orders Placed

(Thousands of cbm)

(1)	January to June 2013

Given that new orders are placed and ships are delivered on a regular basis, the size of the total orderbook is subject to continuous change. The chart below shows how the total orderbook has changed from 2002 through 2012. In June 2013, the total LPG fleet orderbook was 92 vessels with a combined capacity of just under 2.97 million cbm.

Liquefied Gas Carrier Fleet Total Orderbook

(As of Period End)

All vessels on order have a scheduled delivery date, and a further 32 liquefied gas carriers with a combined capacity of 0.8 million cbm are scheduled to be delivered in the remainder of 2013. In 2014, total deliveries are scheduled to be 47 ships with a combined capacity of 1.46 million cbm. However, thereafter the volume of new deliveries will drop quite significantly, assuming that new ordering remains at the low level experienced in early 2013. The liquefied gas carrier fleet orderbook by scheduled date of delivery, as of June 2013, is shown in the table below.

Liquefied Gas Carrier Fleet Orderbook by Delivery Schedule—June 2013

	2013		2014		2015		2016		TOTAL
SIZE RANGE CBM	NO.	000 CBM	NO.	000 CBM	NO.	000 CBM	NO.	000 CBM	NO.	000 CBM
<4,999	8	25	4	15	–	–	–	–	12	40
5,000-14,999	13	126	19	177	2	13	–	–	34	316
15,000-24,999	2	41	8	172	–	–	–	–	10	213
25,000-39,999	3	111	5	184	4	154	1	39	13	487
40,000-59,999	–	–	–	–	–	–	–	–	–	–
60,000+	6	498	11	914	6	500	–	–	23	1,912

Total	32	801	47	1,463	12	667	1	39	92	2,969

A useful measure of future supply is the relationship between the size of the orderbook and the size of the fleet at any given point in time. The chart below shows how this relationship has changed from 2002 through 2012 for the liquefied gas carrier fleet as a whole and for the handysize sector specifically. As can be seen, at their peak in 2007 and 2008, the orderbook for both the total fleet and the handysize sector was in excess of 30% of existing supply, indicating pending over-supply. However, due to a combination of lower levels of new orders and deliveries, the orderbook to existing fleet ratio has since declined to just under 15% for the total fleet and 12% for the handysize sector in June 2013, indicating that liquefied gas carrier fleet growth will moderate in the short term.

Liquefied Gas Carrier Fleet—Orderbook to Existing Fleet

(Orderbook as % of Existing Fleet, Based on Capacity)

Liquefied Gas Carrier Fleet Demolition

Demolition or scrapping is largely a function of vessel age and the state of the freight market, as all ships have finite lives. Strong freight rates tend to encourage further trading and decrease scrapping activity. The converse applies as freight markets weaken. Accordingly, there was a marked increase in scrapping activity from 2007 through 2011, which largely coincided with the downturn in the freight market. However, demolition levels declined significantly in 2012 and have remained at low levels in 2013.

Liquefied Gas Carrier Vessel Demolition

(Thousand cbm)

(1)	January to June

There are no specific restrictions or regulations which govern the age at which vessels cease to operate, although some charterers and port authorities may have their own requirements with regard to maximum age.

Liquefied Gas Carrier Owners

There are approximately 400 owners of liquefied gas carriers, with a significant number of owners of just one or two ships. However, there is some concentration of ownership within certain sectors, as illustrated in the table below.

The Liquefied Gas Carrier Fleet (1)—June 2013

	<4,999 CBM		5,000-14,999 CBM		15,000-24,999 CBM		25,000-39,999 CBM		40,000-59,999 CBM		60,000+ CBM		TOTAL
OWNER	NO	000 CBM	NO	000 CBM	NO	000 CBM	NO	000 CBM	NO	000 CBM	NO	000 CBM	NO	000 CBM
BW Gas	–	–	–	–	1	25	–	–	5	290	13	1,064	19	1,380
Petredec S.A.M.	1	4	7	55	3	62	–	–	–	–	7	564	18	685
Skibs. Solvang	–	–	2	25	5	83	–	–	6	358	3	232	16	699
Naftomar Shpg & Trad	–	–	11	99	8	164	–	–	–	–	3	238	22	501
Navigator Holdings (2)	–	–	–	–	23	496	–	–	–	–	–	–	23	496
Iino Kaiun Kaisha	15	28	1	5	–	–	1	35	–	–	4	322	21	389
Benelux Overseas	1	3	7	69	2	37	–	–	–	–	3	232	13	341
Hartmann Schiff.	9	37	13	87	–	–	3	106	–	–	–	–	25	230
Ultragas ApS	7	28	6	45	3	62	1	37	–	–	–	–	17	172
StealthGas Inc.	13	47	19	111	–	–	–	–	–	–	–	–	32	159
Lauritzen Kosan	12	45	11	78	–	–	–	–	–	–	–	–	23	123
Schulte Group	3	11	5	41	4	74	–	–	–	–	–	–	12	126
Sloman Neptun Schiff	6	22	10	69	1	21	–	–	–	–	–	–	17	112
Anthony Veder	6	22	11	69	–	–	–	–	–	–	–	–	17	91
Nippon Gas Line	13	26	–	–	–	–	–	–	–	–	–	–	13	26
Others	580	1,285	174	1,269	37	739	54	1,890	8	459	118	9,443	971	15,085

Total	666	1,558	277	2,024	87	1,763	59	2,068	19	1,107	151	12,095	1,259	20,614

(1)	Includes ethylene ships, but excludes ships on order
(2)	Includes vessels Navigator Holdings is contracted to acquire from A.P.Møller

The Handysize Liquefied Gas Carrier Fleet (1)—June 2013

	EXISTING FLEET		ON ORDER		TOTAL
OWNER	NO	000 CBM	NO	000 CBM	NO	000 CBM
Navigator Holdings (2)	23	496	4	84	27	580
Naftomar Shpg & Trad	8	164	–	–	8	164
Ultragas ApS	3	62	4	88	7	150
Skibs. Solvang	5	83	–	–	5	83
Schulte Group	4	74	–	–	4	74
Petredec S.A.M.	3	62	–	–	3	62
Benelux Overseas	2	37	–	–	2	37
BW Gas	1	25	–	–	1	25
Sloman Neptun Schiff	1	21	–	–	1	21
Others	37	739	2	41	39	780

Total	87	1,763	10	213	97	1,976

(1)	Includes ethylene ships
(2)	Includes vessels Navigator Holdings is contracted to acquire from A.P.Møller

The ethylene capable fleet is also spread among a number of different owners, with only one company, Navigator Holdings, owning more than 100,000 cbm of capacity.

The Ethylene Capable Fleet—June 2013

	EXISTING FLEET
OWNERS	<4,999		5,000-14,999		15,000-24,999		TOTAL		ORDERBOOK		FLEET & ORDERBOOK
	NO	CBM	NO	CBM	NO	CBM	NO	CBM	NO	CBM	NO	CBM
Navigator Holdings	–	–	–	–	5	110,425	5	110,425	4	84,000	9	194,425
Skibs. Solvang	–	–	2	25,320	4	68,000	6	93,320	–	–	6	93,320
Harpain Shipping	–	–	2	20,936	4	68,536	6	89,472	–	–	6	89,472
Norgas Carriers	–	–	9	77,646	–	–	9	77,646	–	–	9	77,646
Hartmann Schiffahrts	4	16,909	8	59,020	–	–	12	75,929	–	–	12	75,929
Anthony Veder	1	4,202	10	63,385	–	–	11	67,587	2	9,000	13	76,587
Lauritzen Kosan	–	–	6	48,276	–	–	6	48,276	–	–	6	48,276
Synergas	4	16,080	4	31,285	–	–	8	47,365	–	–	8	47,365
Sloman Neptun Schiff	–	–	6	42,384	–	–	6	42,384	2	24,000	8	66,384
Daiichi Tanker	3	9,208	2	12,978	–	–	5	22,186	–	–	5	22,186
Others	25	70,249	45	378,505	2	32,000	72	480,754	16	172,702	88	653,456

Total	37	116,648	94	759,735	15	278,961	146	1,155,344	24	289,702	170	1,445,046

The Liquefied Gas Carrier Charter Market and Freight Rates

Liquefied gas carriers are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

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Time Charter. A charter under which the vessel owner is paid charter hire on a per-day basis for a specified period of time. Typically, the shipowner receives semi-monthly charter hire payments on a U.S. dollar-per-day basis and is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses, such as port, canal and fuel costs and additional voyage insurance.

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Spot Charter. A spot charter generally refers to a voyage charter or a trip charter, which generally last from 10 days to three months. Under both types of spot charters, the shipowner would pay for vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. The shipowner would also be responsible for each vessel’s intermediate and special survey costs.

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Contract of Affreightment. A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different vessels to perform the individual voyages. Essentially, it constitutes a series of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. The entire vessel’s operating expenses, voyage expenses and capital costs are borne by the shipowner. Freight normally is agreed on a U.S. dollar-per-ton basis.

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Bareboat Charter. A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case, all voyage related costs, mainly vessel fuel and port dues, as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are for the charterer’s account. The owner of the vessel receives monthly charter hire payments on a U.S. dollar per day basis and is responsible only for the payment of capital costs related to the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Charter (or hire) rates paid for liquefied gas carriers are generally a function of the underlying balance between vessel supply and demand. In practice, charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs,” which can be seen from the chart below. Generally, spot charter rates will be more volatile than time charter rates, as they reflect short-term movements in demand and market sentiment.

In the time charter market, rates vary depending on the length of the charter period as well as vessel specific factors, such as age, speed and fuel consumption. Generally, short-term time charter rates are higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel.

Liquefied Gas Carriers—One Year Time Charter Rates

(U.S.$ per Calendar Month)

Liquefied Gas Carriers—One Year Time Charter Rates

(U.S.$ per Calendar Month)

	AVERAGE	CURRENT	LOW	HIGH
	JAN 02-JUN 13	JUN-13	JAN 02-JUN 13	JAN 02-JUN 13
12,000-15,000 cbm s/r	586,000	615,000	390,000	750,000
20,000-25,000 cbm s/r	770,000	905,000	507,000	975,000
22,000-25,000 cbm f/r	641,000	700,000	440,000	950,000
52,000 cbm f/r	729,000	800,000	380,000	1,150,000
82,000 cbm f/r	805,000	1,035,000	460,000	1,325,000

Vessel Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and newbuilding demand, raw material costs, freight markets and exchange rates.

From 2003 through 2007, high levels of new ordering were recorded across all sectors of shipping, and as a result, newbuilding prices increased significantly. However, as freight markets declined in the second half of 2008, and new ordering declined rapidly, newbuilding prices started to weaken and prices remained low at the beginning of 2013. However, since then there is some evidence to suggest that newbuilding prices have bottomed out.

Newbuilding Prices

(U.S.$ in Millions)

Secondhand values for modern semi-refrigerated vessels have remained quite firm even during the market downturn in 2009-2011. Ships of this type attract a premium when compared with fully-refrigerated vessels of the same size due to their ability to carry all three types of cargo.

Secondhand Prices (1)

(U.S.$ in Millions)

(1)	Based on ten year old vessel

BUSINESS

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. The demand for seaborne transportation of these liquefied gases will continue to grow due to evolving energy and petrochemical market dynamics, particularly as a result of increasing U.S. shale oil and gas development, as seaborne transportation is often the only, or the most cost effective, manner of transporting gases between major exporting and importing markets, according to Drewry.

Our fleet consists of 30 semi- or fully-refrigerated handysize liquefied gas carriers, which we define as liquefied gas carriers between 15,000 and 24,999 cbm, including one secondhand vessel that we have contracted to acquire for delivery in 2013 and seven newbuilding vessels scheduled for delivery by August 2015. In addition, we have options to build two further handysize newbuilding vessels for delivery by early 2016 and currently operate an additional semi-refrigerated handysize liquefied gas carrier under a time charter-in through December 2014. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bars. Our handysize liquefied gas carriers can accommodate medium- and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions. In addition, five of our vessels are the largest ethylene-capable vessels in the world, meaning vessels capable of transporting and distributing ethylene and ethane cargoes, and five of our seven newbuildings will be among the largest ethylene-capable vessels in the world. Finally, each of our newbuildings will be an Eco-design vessels incorporating advanced fuel efficiency and emission-reducing technologies, including the capability of conversion to the use of liquefied natural gas, or “LNG,” as fuel. We believe that owning fuel-efficient vessels enhances our returns as it allows us to meet charterers’ increasingly stringent environmental requirements and to fully capitalize on the fuel savings under our voyage charters and contracts of affreightment, or “COAs.”

We believe that the size and versatility of our fleet, which enable us to carry the broadest set of liquefied gases subject to seaborne transportation across a diverse range of conditions and geographies, together with our track record of operational excellence, position us as the partner of choice for many companies requiring handysize liquefied gas transportation and distribution solutions. In addition, we believe that the versatility of our fleet affords us with backhaul and triangulation opportunities not available to many of our competitors, thereby providing us with opportunities to increase utilization and profitability. We seek to enhance our returns through a flexible, customer-driven chartering strategy that combines a base of time charters and COAs with more opportunistic, higher-rate voyage charters.

We carry LPG for major international energy companies, state-owned utilities and reputable commodities traders. LPG, which consists of propane and butane, is a relatively clean alternative energy source with more than 1,000 applications, including as a heating, cooking and transportation fuel and as a petrochemical and refinery feedstock. LPG is a by-product of oil refining and gas extraction, the availability of which has historically been limited by the flaring of natural gas at the wellhead. However, increasing restrictions across the globe against flaring natural gas have resulted in, and are anticipated to continue to result in, the increased transportation or storage of by-products such as LPG. The expanding development of U.S. shale oil and gas resources has resulted in an abundance of LPG that exceeds current U.S. domestic needs and, given the scarcity and cost of storage infrastructure, Drewry believes U.S. LPG will be increasingly exported. This LPG available for export from the United States, together with LPG associated with large LNG export projects in international oil and gas producing regions, is expected to create supply-driven growth of seaborne LPG transportation and to promote arbitrage opportunities due to regional price differentials, according to Drewry.

We also carry petrochemical gases for numerous industrial users. Petrochemical gases, including ethylene, propylene, butadiene and vinyl chloride monomer, are derived from the cracking of petroleum feedstocks such as ethane, LPG and naptha and are primarily used as raw materials in various industrial processes, like the manufacture of plastics and rubber, with a wide application of end uses. The demand for seaborne transportation of petrochemical gases will increase due to industrial users seeking alternative feedstocks given the rise in crude oil prices, expanding global manufacturing and cracking capacity, particularly in the Middle East and Asia, and shifting regional supply imbalances in certain petrochemicals, according to Drewry. Our vessels are also capable of carrying ammonia, which is mainly used in the agricultural industry as a fertilizer. The ability of our fleet to carry the broadest range of petrochemical cargoes among liquefied gas carrier fleets, as well as serve ports with vessel size restrictions and/or limited infrastructure, has allowed us to enhance our fleet utilization and profitability, including through greater backhaul and triangulation opportunities.

Our management team has significant experience growing leading energy, logistics and maritime companies. Since our management team joined our company in 2006, we have successfully grown our fleet from five to 22 vessels on-the-water as of the date of this prospectus, and we expect to grow to 30 vessels on-the-water by August 2015. The growth of our fleet and successful management of our operations have enabled us to establish a track record of growing revenues and improving profitability over recent years despite the volatility in the shipping industry and world economy. We intend to leverage the expertise of our management to further grow our company as we look to capitalize on existing and future opportunities in the liquefied gas transportation and complementary sectors. For the six months ended June 30, 2013, and the year ended December 31, 2012, we reported net income of $19.1 million and $30.5 million, respectively, EBITDA of $47.7 million and $63.9 million, respectively and operating revenue of $102.8 million and $146.7 million, respectively, an increase over the comparable period in the previous year of 43.0%, 63.7%, 66.5%, 60.3%, 53.6% and 65.1%, respectively. Please see “—Summary Historical Financial and Operating Data” for a reconciliation of EBITDA to net income.

We are growing our fleet to capitalize on existing and anticipated opportunities in the liquefied gas transportation and distribution market. In November 2012, we entered into sales and purchase agreements with affiliates of A.P. Møller pursuant to which A.P. Møller agreed to sell to us its entire fleet of 11 handysize liquefied gas carriers, or the “A.P. Møller vessels.” We have acquired 10 of the A.P. Møller vessels to date and anticipate acquiring the remaining vessel later this year. We have also entered into agreements with Jiangnan Shipyard (Group) Co. Ltd., or “Jiangnan,” in China to build five 21,000 cbm semi-refrigerated ethylene-capable liquefied gas carriers and two 22,000 cbm semi-refrigerated liquefied gas carriers and have options to build two additional 22,000 cbm semi-refrigerated liquefied gas carriers. Our 2014 newbuildings are scheduled for delivery between April and October of 2014, our 2015 newbuildings are scheduled for delivery between March and August of 2015, and the two option newbuildings would be delivered between late 2015 and early 2016 if the options were exercised. We have fully financed the acquisition of the remaining A.P. Møller vessel and the construction of the 2014 newbuildings through a combination of debt and equity financings. We plan to use a portion of the net proceeds from this offering together with future credit facilities to fund the construction of the 2015 newbuildings and, if the options are exercised, the option newbuildings.

Our Competitive Strengths

Our competitive strengths include the following:

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We own and operate the world’s largest handysize liquefied gas carrier fleet. With 22 owned vessels and an additional eight vessels to be delivered to us in the next 24 months, we are and expect to continue to be the owner and operator of the world’s largest handysize liquefied gas carrier fleet. Of these eight vessels to be delivered to us, five are fully financed and three are expected to be financed through the proceeds of this offering and borrowings under future credit facilities. See “Use of Proceeds.” Furthermore, we are also the owner and operator of the world’s largest fleets of both semi-refrigerated and ethylene-capable semi-refrigerated handysize vessels. We believe that our fleet’s cargo carriage flexibility and long-haul capabilities provide us with competitive advantages in pursuing emerging growth opportunities, particularly in petrochemical and ethylene transportation.

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Our highly versatile fleet allows us to enhance utilization and profitability. Our fleet is capable of cost effectively transporting a wide range of liquefied gases including, in the case of five of our current vessels and five of our newbuildings, ethylene and ethane. We believe that the diversity of our fleet, consisting of semi-refrigerated, fully-refrigerated and ethylene-capable vessels, allows us to match appropriate tonnage to a customer’s particular need. In addition, our ability to transport the broadest set of liquefied gases subject to seaborne transportation affords us greater opportunities for backhaul and triangulation, thereby enhancing our utilization and profitability. Furthermore, we believe our vessels are highly versatile in terms of cargo breadth, ease and speed of loading and discharging cargoes and adaptability for route scheduling and available port infrastructure. During the economic downturn in 2008, when demand for seaborne LPG transportation was appreciably reduced, our vessels took advantage of their ability to carry a broad range of petrochemicals, and thereby maintained an average annual utilization rate across the total fleet of more than 96%.

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We have a modern, fuel efficient fleet. Our owned vessels had an average age of 6.4 years, as compared to an average age for the world handysize liquefied gas carrier fleet of 11.7 years as of June 30, 2013. The average age, fuel efficiency and technical capabilities of our fleet will be further enhanced by the delivery of our seven newbuildings. We believe that owning a modern fleet reduces off-hire time and maintenance, operating and drydocking costs and helps to ensure safety and environmental protection. In addition, our seven newbuilding vessels have been designed to maximize their fuel efficiency by incorporating advanced Eco-design technological improvements to reduce fuel consumption, such as electronically controlled engines, more efficient hull forms, energy efficient propellers, decreased water resistance and the capability of converting the vessels to use LNG as fuel. We believe that owning fuel-efficient vessels assists us in capturing additional business opportunities and enhances our operating performance by reducing voyage costs and allowing us to adhere to increasingly stringent environmental standards required by certain customers and ports.

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We have an experienced operating team. Our vessels are some of the more complex vessel types on the water today, carrying the full range of LPG, petrochemical and ammonia cargoes. These cargoes can be loaded at significantly differing temperatures and require experience to understand the technical complexities of the vessel’s cooling capacity and pressure limitations to ensure efficient and safe handling and transportation. We believe the experience of our operating team and the network of industry relationships we have established with charterers, traders, brokers, shipyards and other constituents of the liquefied gas industry are not easily replicable by potential new entries and provide us with a sustainable competitive advantage.

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We have a track record of and visible built-in growth. Since joining our company, our management team has successfully grown our fleet from five operating vessels to the world’s largest handysize liquefied gas carrier fleet with 22 owned vessels as of the date of this prospectus. In addition, our fleet will continue to expand, as we have contracted to take delivery of eight additional vessels, including our seven newbuildings, over the next 24 months and have options to build two additional handysize newbuilding vessels for delivery by early 2016. The growth of our fleet was the primary contributor to our increasing revenues, net income and EBITDA by 65.1%, 63.7% and 60.3%, respectively, from 2011 to 2012. We expect our revenues and EBITDA to continue to grow as we take delivery of the additional vessels, and we believe that the expertise of our management team will allow us to capitalize on further growth opportunities in the future.

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We have the financial flexibility to selectively pursue expansion opportunities. We believe that our liquidity and moderate leverage following this offering will give us the financial flexibility to pursue further newbuildings, including the 2015 newbuildings and, if the options are exercised, the option newbuildings, potential future acquisitions and complementary investment opportunities as we deem prudent based on prevailing market conditions. We have already fully financed through a combination of debt and equity the acquisition of the A.P. Møller vessel we have contracted to acquire by the end of 2013 and the construction of the 2014 newbuildings. As of June 30, 2013, after giving effect to this offering and the anticipated use of proceeds, we would have $         million of cash and $         million principal amount of outstanding indebtedness. See “Capitalization.”

Our Business Strategies

Our objective is to enhance shareholder value by executing the following business strategies:

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Capitalize on the increasing demand for seaborne transportation of LPG and petrochemicals. We own and operate the world’s largest handysize liquefied gas carrier fleet, in both the number as well as capacity of semi-refrigerated vessels within the handysize segment. We intend to use our vessels to further pursue the anticipated increases in liquefied gas transportation opportunities globally, and in particular, those that we expect will result directly and indirectly from the growth in U.S. shale oil and gas and associated liquids. We believe we were the first liquefied gas carrier operator to export propane from the U.S. East Coast and presently have six vessels dedicated to transporting products derived from U.S. shale oil and gas, including the vessels operating under a COA with Sunoco Logistics through the first quarter of 2014. We believe that we are strongly positioned to increase our presence in this emerging market.

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Maintain a flexible, customer-driven chartering strategy. We will seek to enhance our returns through a flexible vessel employment strategy that combines a base of time charters and COAs with more opportunistic, high-rate voyage charters. In addition, we will seek to further strengthen our relationships with existing customers and expand our client base by providing companies with liquefied gas transportation solutions in the form and duration they require. We believe that our customer-driven employment strategy and high-quality operations position us to be the transportation partner of choice for our customers. In addition, by employing a portion of our fleet in the spot market, we maintain a regular dialogue with charterers and brokers that help us identify higher rate opportunities as well as longer-term trends that may benefit us. We believe that this flexible chartering strategy will enable us to maintain a base of relatively stable and predictable revenues, position us to capitalize on favorable market opportunities and allow us to proactively respond to our customers’ needs.

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Capitalize on backhaul and triangulation opportunities in the petrochemical market. We believe that the versatility of our fleet, in particular our ethylene-capable and semi-refrigerated vessels, enhances our ability to pursue current and emerging backhaul and triangulation opportunities as new trade routes develop, thereby maximizing utilization and enhancing profitability. To further capitalize on such opportunities, we are seeking to expand our leading ethylene-capable liquefied gas carrier position through the acquisition of our seven semi-refrigerated newbuildings, five of which will be ethylene-capable. We intend to seek opportunities to improve our financial results and maximize the utilization of our vessels by transporting both LPG and petrochemicals during vessel repositioning voyages and between time charters.

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Maintain reputation for operational excellence. We believe we have established a track record in the industry of operational excellence based on our significant experience in the operation and ownership of high-specification liquefied gas carriers. We will endeavor to adhere to the highest standards with regard to reliability, safety and operational excellence as we execute our growth plans. We intend to continue outsourcing the technical and crewing management of our fleet in the near term to our technical managers. We believe outsourcing our technical and crewing management to our technical managers has historically allowed us to consistently maintain high-quality and skilled, professional crews while at the same time growing our substantive in-house expertise in these areas. As our fleet grows, we will regularly evaluate opportunities to enhance the quality and cost efficiency of managing our vessels.

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Selectively grow and expand our operations. We intend to maintain our market position by growing our fleet through newbuildings and selective acquisitions of modern, high-quality vessels, as well as opportunistically to expand our business through the investment in complementary assets should such opportunities arise. In addition, we will seek to leverage the experience of our operating team to selectively tailor the capabilities of our existing and/or future vessels and related investments to provide our partners and customers with integrated liquefied gas transportation solutions in new and evolving markets. Furthermore, although we currently operate vessels in the handysize segment, we will opportunistically evaluate acquisitions of vessels in other capacity ranges.

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Maintain a strong balance sheet with moderate leverage. We have a strong balance sheet and, after this offering, expect to have a debt to capitalization ratio of     % and ample liquidity with cash on hand of $         million. We will seek to maintain modest leverage in the future by prudently financing our growth with a balanced mix of cash from operations, debt financings and proceeds from future equity offerings. We believe that maintaining a strong balance sheet will continue to provide us with the flexibility to capitalize on vessel purchases and related investment opportunities. Notwithstanding the foregoing, based on prevailing conditions and our outlook for the liquefied gas carrier market, we might consider incurring further indebtedness in the future to enhance returns to our shareholders.

Our History

Navigator Holdings Ltd. was formed in 1997 as an Isle of Man public limited company for the purpose of building and operating a fleet of five semi-refrigerated, ethylene-capable liquefied gas carriers. In January 2003, the previous owners and management filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On August 9, 2006, the Company emerged from bankruptcy. As part of the plan of reorganization, the bondholders received all of the equity interests in the Company. Lehman Brothers Inc. became our principal shareholder, holding an approximate 44.1% ownership interest (subsequently reduced to 33%). In October 2012, the ownership interests held by Lehman Brothers Holdings Inc. were acquired by our principal shareholder, the WLR Group, which subsequently increased its ownership to 60.6% of our common stock. Please see “Principal and Selling Shareholders” and “Certain Relationships and Related Party Transactions.”

In March 2008, we redomiciled in the Republic of the Marshall Islands.

Our Fleet

Our owned vessels had an average age of 6.4 years, as compared to an average age for the world handysize liquefied gas carrier fleet of 11.7 years as of June 30, 2013. We believe that owning a modern fleet reduces off-hire time and maintenance, operating and drydocking costs and helps ensure safety and environmental protection.

The following table sets forth our owned vessels:

OPERATING VESSEL (1)	YEAR BUILT	VESSEL SIZE (CBM)	ETHYLENE- CAPABLE	EMPLOYMENT STATUS	CHARTER EXPIRATION DATE
Semi-refrigerated
Navigator Mars	2000	22,085	✓	Spot market	—
Navigator Neptune	2000	22,085	✓	Time charter	January 2014
Navigator Pluto	2000	22,085	✓	Time charter	September 2015
Navigator Saturn	2000	22,085	✓	Spot market	—
Navigator Venus	2000	22,085	✓	Time charter	March 2014
Navigator Magellan (2)	1998	20,700		Time charter	March 2014
Navigator Aries	2008	20,750		Time charter	September 2014
Navigator Capricorn (2)	2008	20,750		Spot market	—
Navigator Gemini	2009	20,750		Time charter	December 2013
Navigator Pegasus	2009	22,200		Time charter	March 2014
Navigator Phoenix	2009	22,200		Time charter	May 2014
Navigator Scorpio (2)	2009	20,750		Spot market	—
Navigator Taurus	2009	20,750		Spot market	—
Navigator Leo (3)	2011	20,600		Spot market	—
Navigator Libra (3)	2012	20,600		Spot market	—
Navigator Virgo (2)	2009	20,750		Spot market	—
Navigator Mariner (2)	2000	20,700		Time charter	February 2014
Fully-refrigerated
Navigator Grace (2)	2010	22,500		Time charter	February 2014
Navigator Galaxy (2)	2011	22,500		Time charter	September 2014
Navigator Genesis (2)	2011	22,500		Spot market	—
Navigator Global (2)	2011	22,500		Time charter	October 2013
Navigator Gusto (2)	2011	22,500		Time charter	October 2013

(1)	Excludes the Maple 3, a semi-refrigerated vessel operated by us pursuant to a time charter-in from Maple 3 Inc. through December 2014.
(2)	Vessel acquired in connection with the A.P. Møller acquisition described below.
(3)	The Navigator Leo and Navigator Libra are under time charters through 2023 commencing in December 2013.

The following table presents certain information concerning the remaining vessel to be delivered from A.P. Møller as well as our newbuildings, excluding the two option newbuildings.

ACQUIRED / NEWBUILDING VESSEL	YEAR BUILT	VESSEL SIZE (CBM)	ETHYLENE-CAPABLE	ANTICIPATED DELIVERY
Semi-refrigerated
Navigator Atlas	2014	21,000	✓	April 2014
Navigator Europa	2014	21,000	✓	June 2014
Navigator Oberon	2014	21,000	✓	August 2014
Navigator Triton	2014	21,000	✓	October 2014
Navigator Umbrio	2015	21,000	✓	March 2015
Hull 2555 (2)	2015	22,000		June 2015
Hull 2556 (2)	2015	22,000		August 2015
Fully-refrigerated
Maersk Glory (1)(3)	2010	22,500		October 2013

(1)	Vessel to be acquired in connection with the A.P. Møller acquisition described above.
(2)	To be named upon delivery.
(3)	The Maersk Glory is currently under time charter through October 2013.

Our operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. Navigator Pluto and Navigator Aries, which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons, are owned by PT Navigator Khalulistiwa, an Indonesian limited liability company, or “PTNK.” PTNK is a joint venture of which 49% of the voting and dividend rights are owned by a subsidiary though ultimately controlled at the shareholder level by a subsidiary of Navigator Holdings, and 51% of such rights are owned by Indonesian limited liability companies. The joint venture agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of Navigator Holdings’ subsidiary, which may be withheld only on reasonable grounds and in good faith. PTNK is accounted for as a consolidated subsidiary in our financial statements.

The average monthly time charter rate for our 10 vessels operating under time charters as of June 30, 2013 was approximately $895,000 per calendar month. Our current monthly charter rates range from approximately $735,000 to approximately $1,003,750. These time charter rates are the gross monthly charter rates before payment of address and brokerage commissions to shipbrokers. Address and brokerage commissions typically range between 1.0% and 5.0% of the gross monthly charter rate. On average, we pay a 3.25% address and brokerage commission with respect to our current time charters.

Our Customers

We provide seaborne transportation and distribution services for LPG, petrochemical gases and ammonia to:

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Oil Companies, such as PT Pertamina (Persero), or “Pertamina,” the Indonesian state-owned producer of hydrocarbons and petrochemicals; Petróleos de Venezuela S.A., or “PDVSA,” the Venezuelan state-owned integrated oil and petrochemical company; Sonatrach, the national oil and gas company of Algeria; and Total SA, a leading oil and gas company.

■	Chemical Companies, such as Mitsubishi and Ineos Group, Ltd., leading global chemical companies.

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Energy Trading Companies, such as Kolmar Group AG, a petroleum and petrochemicals trading company; Tomza Group, a Mexican LPG distribution company that distributes LPG to the Mexican and Central American markets; Trafigura Limited, an international commodities trading and logistics company; the Vitol Group, an independent energy trading company; Marubeni Corporation, an international general trading company; and Petredec Ltd., a leading LPG trading company.

In 2012, an aggregate of 59.1% of our revenues were derived from voyage charters with Kolmar and time charters with Pertamina, PDVSA and Tomza Group. The following table sets forth the percentage of our total revenues derived from our customers for the years ended December 31, 2011 and 2012:

	PERCENTAGE OF TOTAL REVENUES
	YEAR ENDED DECEMBER 31,
CUSTOMER	2011	2012
Kolmar	17.3%	22.5%
Pertamina	25.3%	14.3%
Tomza Group	17.8%	11.4%
PDVSA	8.6%	10.9%
Other customers	31.0%	40.9%

Vessel Employment

Our chartering strategy is to combine a base of time charters and COAs with more opportunistic, higher-rate voyage charters. For the year ended December 31, 2012, we generated a significant portion of our revenues through time charters. As we grow our fleet, we expect a growing proportion of revenue will be derived under voyage charters and COAs. As of June 30, 2013, we operated 20 vessels, including our chartered-in vessel, of which 10 were employed under time charters and eight were employed in the spot market. We have since taken delivery of an additional vessel which we have employed in the spot market.

Our voyage charters during 2012 included significant seaborne transportation of petrochemicals. Our semi-refrigerated vessels are highly versatile in that they, unlike fully-refrigerated vessels, can accommodate LPG, petrochemicals and ammonia at ambient as well as fully-refrigerated temperatures. LPG transported on spot voyage contracts during the 12 months of 2012 amounted to 50,595 metric tons, and petrochemicals carried, including ethylene, propylene and butadiene, totaled 186,780 metric tons. Typical routes for petrochemical voyages were from the Mediterranean Sea and Northwest Europe to South Korea, China and Southeast Asia.

Time Charter

A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls.

Initial Term. The initial term for a time charter commences upon the vessel’s delivery to the customer. Under the terms of our charters, the customer may redeliver the vessel to us up to 15 to 30 days earlier or up to 15 to 30 days later than the respective charter expiration dates, upon advance notice to us.

Hire Rate. The hire rate refers to the basic payment by the customer for the use of the vessel. Under our time charters, the hire rate is payable monthly in advance, in U.S. Dollars, as specified in the charter.

Hire payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

Off-hire. Under our time charters, when the vessel is “off-hire” (or not available for service), the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

■	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, strikes, certain vessel detentions or similar problems; or

■	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Management and Maintenance. Under our time charters, we are responsible for providing for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Currently, we work together with our technical managers, BSSM and NMM, to arrange for these services to be provided for all of our vessels. Please read “—Technical Management of the Fleet” for a description of the material terms of the technical management agreements with BSSM and NMM.

Termination. Each of our time charters terminates automatically upon loss of the applicable vessel. In addition, we are generally entitled to suspend performance (but with the continuing accrual to our benefit of hire payments and default interest) under most of the time charters if the customer defaults in its payment obligations. Under most of the time charters, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel.

Voyage Charter/COA

A voyage charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. A COA essentially constitutes a number of voyage charters to carry a specified amount of cargo during a specified time period. A voyage charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services.

Term: Our voyage charters are typically for periods ranging from 10 days to three months.

Freight Rate. The freight rate refers to the basic payment by the customer for the use of the vessel or movement of cargo. Under our voyage charters, the freight rate is payable upon discharge, in U.S. Dollars, as specified in the charter.

Management, Maintenance and Voyage Expenses. Under our voyage charters, we are responsible for providing for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Currently, we work together with our technical managers, BSSM and NMM, to arrange for these services to be provided for all of our vessels. Please read “—Technical Management of the Fleet” for a description of the material terms of the technical management agreements with BSSM and NMM.

We are also responsible for all expenses unique to a particular voyage, including any bunker fuel consumption, port expenses and canal tolls.

Termination. Each of our voyage charters terminates automatically upon the completion of the voyage.

Classification and Inspections

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and inspections that are required by the regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. On vessels which are over 15 years old, substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

Commercial Management of the Fleet

We perform commercial management of our vessels in-house through our manager and wholly-owned subsidiary, Navigator Gas L.L.C., under the terms of 22 individual management contracts between Navigator Gas L.L.C. and each of our vessel-owning subsidiaries. Commercial management includes the chartering of vessels and accounting services. Navigator Gas L.L.C. in turn has appointed its wholly-owned subsidiary, NGT Services (UK) Limited, as its agent. NGT Services (UK) Limited had an in-house staff of 15 personnel as of June 30, 2013, which we believe is sufficient to manage the commercial and administrative operations of our current fleet.

Technical Management of the Fleet

General

We currently outsource the technical management of our vessels to BSSM and NMM, third-party technical management companies, under the terms of standard ship management agreements, or the “technical management agreements.” We refer to BSSM and NMM herein as our “technical managers.”

BSSM was formed in 2008 through the combination of four ship management companies owned by the Schulte Group into one integrated maritime services company. NMM is a wholly-owned subsidiary of Stena AB Gothenburg, formed in 1983 and located in Clydebank, Scotland. Each of our technical managers involved in the management of a wide range of vessels, with BSSM having over 650 vessels under management and NMM having over 70 vessels under management. Our technical managers have fully-owned crew recruitment agencies in major crew recruitment countries, are active in all aspects of technical, marine and crewing activities, and are each accredited to ISO 9001 and ISO 14001 standards. We believe our technical managers manage all of their vessels in a safe and proper manner in accordance with owners’ requirements, design parameters, flag state and class requirements, charter party requirements and the international safety management code.

We believe our vessels are operated in a manner intended to protect the safety and health of employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety and the integrity of the vessels, such as groundings, fires, collisions and petroleum spills. We are also committed to reducing emissions and waste generation.

Technical Management Services

Under the terms of our ship management agreements with our technical managers, and under our supervision, our technical managers are responsible for the day-to-day activities of our fleet and are required to, among other things:

■	provide competent personnel to supervise the maintenance and general efficiency of our vessels;

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arrange and supervise the maintenance, drydockings, repairs, alterations and upkeep of our vessels to the standards required by us and in accordance with all requirements and recommendations of our vessels’ classification society and applicable national and international regulations;

■	ensure that our vessels comply with the law of their flag state;

■	arrange the supply of necessary stores, spares and lubricating oil for our vessels;

■	appoint such surveyors and technical consultants as they may consider from time to time necessary;

■	operate the vessels in accordance with the ISM Code and the ISPS Code;

■	develop, implement and maintain a safety management system in accordance with the ISM Code;

■	arrange the sampling and testing of bunkers; and

■	install plan maintenance system software on-board our vessels.

In the event that our technical managers pay certain expenses attributable to us, we have agreed to indemnify our technical managers against such expenses. In the event that our technical managers (or any of their related companies) is sued as a result of a breach or alleged breach of an obligation of ours to a third party, we have agreed to defend our technical managers (or their related companies) and indemnify our technical managers (and their related companies) against certain expenses incurred in their defense.

Fees and Expenses

As consideration for providing us with management for our fleet, our managers currently receive a management fee of approximately $200,000 per vessel per year, payable in equal monthly installments in advance. We pay for any expenses incurred in connection with purchasing spare parts for our vessels.

We carry insurance coverage consistent with industry standards for certain matters, but we cannot assure you that our insurance will be adequate to cover all extraordinary costs and expenses. Please read “—Insurance and Risk Management.”

Notwithstanding the foregoing, if any costs and expenses are caused solely by our technical manager’s negligence or willful default, our technical managers will be responsible for them subject to certain limitations. Our technical managers are insured against claims of errors and omissions by third parties.

Term and Termination Rights

The ship management agreements automatically renew on their termination dates unless terminated by either party with three months’ prior written notice. Our technical managers may also terminate any of the ship management agreements immediately upon written termination notice to us if:

■	they do not receive amounts payable by us under the agreement within the time period specified for payment thereof, or if the vessels are repossessed by any vessel mortgagees; or

■	after notice to us of the default and a reasonable amount of time to remedy, we fail to:

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comply with our obligation to indemnify them for any expenses attributable to us or defend them (and their related companies) against any third party claims based on a breach or alleged breach of an obligation of ours to a third party; or

■	cease the employment of our vessels in the transportation of contraband, blockage running, or in an unlawful trade, or on a voyage that in their reasonable opinion is unduly hazardous or improper.

If, for any reason under our technical managers’ control, our technical managers fail to provide the services agreed upon under the terms of the management agreements or they fail to provide for the satisfaction of all requirements of the law of the vessels’ flag state or the ISM Code, we may terminate the agreements immediately upon written notice of termination to our technical managers, as applicable, if, after notice to our technical managers of the default and a reasonable amount of time to remedy, they fail to remedy the default to our satisfaction.

The technical management agreements will automatically terminate (i) if the vessels are sold, are requisitioned, become a total loss or are declared as a constructive, compromised or arranged total loss, (ii) in the event of our winding up, dissolution, bankruptcy or the appointment of a receiver, or (iii) if we suspend payments, cease to carry on business or make any special arrangement with our creditors.

Under the terms of the BSSM ship management agreement, either we or BSSM may terminate the BSSM ship management agreement by giving three months’ notice. Under the terms of the NMM ship management agreement, in the event that the technical management agreement is terminated for any reason other than by reason of default by NMM or the loss, sale or other disposition of the vessels, we are obligated to continue to pay the management fee for three calendar months from the termination date.

Crewing and Staff

We have entered into crew management agreements with our technical managers for each of our vessels. Under the terms of the crew management agreements, our technical managers are responsible for arranging crews for our fleet and are required to, among other things:

■	select and supply a suitably qualified crew for each vessel in our fleet;

■	pay all crew wages and salaries;

■	ensure that the applicable requirements of the laws of our vessels’ flag states are satisfied in respect of the rank, qualification and certification of the crew;

■	pay the costs of obtaining all documentation necessary for the crew’s employment, such as vaccination certificates, passports, visas and licenses; and

■	pay all costs and expenses of transportation of the crews to and from the vessels while traveling.

Unless two months’ prior written notice of termination is given, the agreements are automatically extended. Crewing costs could be higher due to increased demand for qualified officers as a result of the high number of newbuildings we expect to become operational over the next five years. Please read “Risk Factors—A shortage of qualified officers makes it more difficult to crew our vessels and is increasing our operating costs. If this shortage continues or worsens, it may further impair our ability to operate and could have an adverse effect on our business, financial condition and operating results.”

We believe that the crewing arrangements ensure that our vessels are crewed with qualified seamen that have the licenses required by international regulations and conventions. As of June 30, 2013, we had approximately 600 seagoing staff.

Insurance and Risk Management

The operation of any ocean going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery

We carry “hull and machinery” insurance for each of our vessels, which insures against the risk of actual or constructive total loss of our vessels. Hull and machinery insurance covers loss of, or damage to a vessel due to marine perils such as collisions, grounding and weather. Each vessel in our existing fleet is covered for up to $80 million, with deductibles of $100,000.

War Risks Insurance

We also carry insurance policies covering war risks (including piracy and terrorism). Each vessel in our existing fleet is covered for up to $80 million, with no deductible. When our vessels travel into certain hostile regions, we are required to notify our war risk insurance carrier and pay an additional premium of approximately $2,000 per breach, generally up to seven days. These additional premiums are generally paid by the charterers pursuant to the terms of our time charter agreements and are paid by us under the terms of our voyage charter and COA agreements.

Protection and Indemnity Insurance Associations

We also carry “protection and indemnity” insurance for each of the vessels in our existing fleet to protect against most of the accident-related risks involved in the conduct of our business. Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Each of the vessels in our existing fleet is entered in the Standard Steamship Owners’ Protection & Indemnity Association (Bermuda) Limited, or “The Standard Club,” or the Britannia Steam Ship Insurance Association Limited, or “Britannia,” both P&I Associations which are members of The International Group of P&I Clubs, or “The International Group.”

The Standard Club and Britannia each insure approximately 70 million gross tons and of shipping from all parts of the world and from all sectors of the shipping industry. The Standard Club and Britannia each have entered into pooling agreements to reinsure the respective association’s liabilities. Each P&I Association currently bears the first $7 million of each claim. The excess of each claim over $7 million up to $50 million is shared by the P&I Associations under the pooling agreement. The excess of each claim over $50 million is shared by the members of The International Group under a reinsurance contract, which provides coverage of up to $3 billion per claim. Claims which exceed $3.05 billion are pooled between The International Group by way of “overspill” up to approximately $5.5 billion, which represents the current coverage limit per vessel per incident. Our current protection and indemnity insurance coverage for pollution is limited to $1 billion per vessel per incident, with the following per vessel per incident deductibles: $22,000 for fixed and floating objects claims, $22,000 for collisions, $6,000 for cargo damage and $3,000 for all other incidents. As a member of both The Standard Club and Britannia, each of which is a member of The International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising The International Group.

Risk Management

Together with our technical managers, we use in our operations a risk management program that includes, among other things, computer-aided risk analysis tools, root cause analysis programs, maintenance and condition-based assessment programs, a seafarers competence training program, seafarers workshops and seminars, as well as membership in emergency response organizations.

Environmental and Other Regulation

General

Governmental and international agencies extensively regulate the ownership and operation of our vessels. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now or, in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry and charterers. We expect that our vessels will also be subject to inspection by these governmental and private entities on both a scheduled and unscheduled basis.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We intend to assure that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our results of operations or financial condition.

NMM is operating in compliance with the International Standards Organization, or “ISO,” Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of drybulk carriers and vessels. NMM and BSSM have received their ISO 9001 certification (quality management systems), the ISO 14001 Environmental Standard, and the ISO 50001 (energy efficiency). The ISO 14001 certification requires that we commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Regulations

The International Maritime Organization, or the “IMO,” is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the “ISM Code,” promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our Ship Managers each hold a Document of Compliance under the ISM Code for operation of Gas Carriers.

Vessels that transport gas, including vessels, are also subject to regulation under the International Gas Carrier Code, or the “IGC Code,” published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our vessels is in compliance with the IGC Code and each of our newbuilding/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

The IMO also promulgates ongoing amendments to the international convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the Treaty on the Standards of Training and Certification of Watchkeeping Officers, or “STCW,” also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with these types of IMO regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added “The International Security Code for Ports and Ships,” or the “ISPS Code,” as a new chapter to that convention. The objective of the ISPS Code, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. NMM has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See “—Vessel Security Regulations” for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL,” is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the prevention of Air Pollution,” or “Annex VI,” entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an “IAPP Certificate.” Annex VI came into force in the United States on January 8, 2009. As of the current date, all our ships delivered or drydocked since May 19, 2005, have all been issued with IAPP Certificates.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI to the MARPOL Convention took effect that require progressively stricter limitations on sulfur emissions from ships. In Emission Control Areas, or “ECAs,” limitations on sulfur emissions require that fuels contain no more than 1% sulfur. Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. The amendments all establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by purchasing and utilizing fuel that meets the low sulfur requirements.

Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO’s Marine Environment Protection Committee, as discussed in “—Clean Air Act” below. U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the “BWM Convention,” in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. Though this has not occurred to date, the IMO has passed a resolution encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012, and the EPA issued a new Vessel General Permit in March 2013 that contains numeric technology-based ballast water effluent limitations. Under the requirements of the convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the Convention. Installation of ballast water treatments systems will be needed on all our vessels to comply with the Convention and United States regulations discussed below. Given that ballast water treatment technologies are still at the developmental stage, at this time the additional costs of complying with these rules are unclear, but current estimates suggest that additional costs will be in the range of $500,000 per vessel.

Bunkers Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001, or the “Bunker Convention,” entered into force in State Parties to the Convention on November 21, 2008. The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Convention requires the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on-board at all times.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the “CLC.” Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limited liability protections are forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict—liability basis

P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to provide evidence that there is in place insurance meeting the liability requirements. All of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. Our managers have obtained Anti-fouling System Certificates for all of our vessels and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations, and participation at IMO meetings.

Non-compliance with the ISM Code and other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Environmental Regulation of Our Vessels

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

Oil Pollution Act of 1990

The U.S. Oil Pollution Act of 1990, or “OPA 90,” established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. OPA 90 may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

■	natural resource damages and related assessment costs;

■	real and personal property damages;

■	net loss of taxes, royalties, rents, profits or earnings capacity;

■	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

■	loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to the Alma Maritime carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws. We believe that we are in substantial compliance with OPA 90 and all applicable state regulations in the ports where our vessels call.

OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90. Each of our shipowning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, or “COFRs,” supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the U.S. Coast Guard for each of our vessels that is required to have one.

In response to the BP Deepwater Horizon oil spill, the U.S. Congress has considered a number of bills that could potentially increase or even eliminate the limits of liability under OPA 90. Compliance with any new requirements of OPA 90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico could adversely affect our business and ability to make distributions to our shareholders.

Clean Water Act

The United States Clean Water Act, “or CWA,” prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. The rules require commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or “Regulated Vessels,” are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, “or VGP,” incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or “BMPs,” designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels.

U.S. Ballast Water Regulation

In the United States, two federal agencies regulate ballast water discharges, the EPA, through the VGP and the U.S. Coast Guard, through approved ballast water management systems, or “BWMS.” On March 28, 2013, the EPA published a new VGP to replace the existing VGP when it expires in December 2013. The new VGP includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the current “Best Management Practices” requirements. The new VGP also imposes a variety of changes for non-ballast water discharges including more stringent BMPs for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. For certain existing vessels, the EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013, are subject to the ballast water numeric effluent limitations immediately upon the effective date of the new VGP.

On March 23, 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved BWMS. The rule went into effect on June 20, 2012, and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013, and existing vessels as of their first drydocking after January 1, 2016. If Coast Guard type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended, or the “CAA,” requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so—called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or “NOx,” will apply from 2016. In May 2013, the EPA issued a proposed amendment to its marine diesel engine requirements that would temporarily allow marine equipment manufacturers to use allowances if a compliant marine engine is not available. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

European Union Regulations

The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels. In addition, it has introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports, effective January 1, 2010.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. We cannot predict what regulations, if any, may be adopted by the European Union or any other country or authority.

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol,” entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Commission is currently considering possible European action to introduce monitoring, reporting and verification of greenhouse gas emissions from maritime transport as a first step towards measures to reduce these emissions. In the United States, the EPA issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases, but not from ships. The EPA may decide in the future to regulate greenhouse gas emissions from ships. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level , that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Safety Requirements

The IMO has adopted the International Convention for the Safety of Life at Sea, or “SOLAS Convention,” and the International Convention on Load Lines, 1966, or “LL Convention,” which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. All of our vessels are in compliance with SOLAS Convention and LL Convention standards.

Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the “ISM Code,” promulgated by the IMO, also affects our operations. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. NMM has obtained documents of compliance and safety management certificates for all of our vessels for which certificates are required by the IMO.

The International Labour Organization, or “ILO,” is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006) to improve safety on-board merchant vessels. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. On August 20, 2012, the required number of countries ratified the MCL 2006 and it is expected to come into force on August 20, 2013. MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002, or “MTSA,” came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the “ISPS Code.” The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state.

Among the various requirements are:

■

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

■	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

■	the development of vessel security plans;

■	ship identification number to be permanently marked on a vessel’s hull;

■

a continuous synopsis record kept on-board showing a vessel’s history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

■	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining U.S. Coast Guard-approved MTSA vessel security plans provided such vessels have on-board an International Ship Security Certificate, or “ISSC,” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

Our vessel managers have developed Security Plans, appointed and trained Ship and Office Security Officers and each of our vessels in our fleet complies with the requirements of the ISPS Code, SOLAS and the MTSA.

Other Regulation

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or the “2010 HNS Protocol,” and collectively, the “2010 HNS Convention,” if it is entered into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or “HNS.” The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights, or “SDR,” which was equivalent to $152.2 million U.S. dollars as of August 16, 2013. SDRs are supplementary, foreign exchange reserve assets created and maintained by the International Monetary Fund, or “IMF,” based upon a basket of currencies (consisting of the euro, Japanese yen, pound sterling and U.S. dollar). SDRs are not a currency, but instead represent a claim to currency held by IMF member countries for which SDRs may be exchanged. Monetary values and limits in many international maritime treaties are expressed in terms of SDRs. As of August 16, 2013, the exchange rate was 1 SDR equal to 1.522 U.S. dollars. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR (equivalent to $175.03 million U.S. dollars as of August 16, 2013). Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR (equivalent to $380.5 million U.S. dollars as of August 16, 2013). The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

In-House Inspections

NMM and BSSM carry out inspections of the ships on a regular basis; both at sea and while the vessels are in port, while we carry out inspection and ship audits to verify conformity with manager’s reports. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

Competition

The supply of liquefied gas carrier capacity is primarily a function of the size of the existing world fleet, the number of newbuildings being delivered and the scrapping of older vessels. As of June 30, 2013, there were 1,259 liquefied gas carriers with an aggregate capacity of 20.6 million cbm. A further 32 and 60 carriers of 0.8 million cbm and 2.2 million cbm were on order for delivery by the end of 2013 and between 2014 and 2016, respectively. The orderbook for liquefied gas carriers is currently equivalent to 14.4% of the existing fleet in capacity terms. This is close to its long-term average and below the 32% peak seen in late 2007 and early 2008. In contrast to oil tankers and drybulk carriers, the number of shipyards with liquefied gas carrier experience is quite limited, and as such, a sudden influx of supply beyond what is already on order before 2015 is unlikely. In the handysize sector in which we operate, there are 87 vessels in the world fleet with 10 vessels on order for delivery by 2014. Almost 25% of the fleet capacity in the handysize sector is more than 20 years old.

Our existing fleet had an average age of 6.2 years as of June 30, 2013, and we believe that our relatively young fleet positions us well to compete in terms of our vessels meeting the operational needs of charterers. We own and operate the largest fleet in our size segment, which, in our view, enhances our position relative to that of our competitors.

There are approximately 400 owners of liquefied gas carriers, with a significant number of owners of just one or two vessels. The top ten owners control approximately 24% of the fleet in capacity terms.

As of June 30, 2013, there were 15 major owners with liquefied gas carriers in the handysize size segment in service and on order. We are the largest owner by combined capacity of fleet and orderbook in the handysize segment with 432,975 cbm in our fleet and 84,000 cbm on order. In second place, Naftomar Shipping and Trading Inc. has eight vessels in service (164,000 cbm). Ultragas ApS is the third largest in the size range, with three trading vessels in the fleet (62,000 cbm) and four vessels on order (88,000 cbm). See “The International Liquefied Gas Shipping Industry.”

Properties

Other than our vessels, we do not own any material property. We lease office space for our representative offices in London and New York. The lease term for our representative office in London is for a period 10 years with a mutual break option in March 2017, which is the fifth anniversary from the lease commencement date. The total rent per year is approximately $515,000. The initial lease term for our representative office in New York is five years ending June 30, 2017. The total rent per year is approximately $231,990.

Employees

We have 22 employees. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

Legal Proceedings

We expect that in the future we will be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Exchange Controls

Under the Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of distributions, interest or other payments to non-resident shareholders.

Taxation of the Company

Certain of our subsidiaries are subject to taxation in the jurisdictions in which they are organized, conduct business or own assets. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner designed to minimize the tax imposed on us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability.

U.S. Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us and is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it contains legal conclusions with respect to matters of U.S. federal income tax law. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein. This discussion is based upon provisions of the Code, existing final and temporary regulations thereunder, or “Treasury Regulations,” and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. In addition, the opinion of our U.S. counsel is not binding on the IRS or any court. The following discussion does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Status as a Corporation. We are treated as a corporation for U.S. federal income tax purposes. As such, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is otherwise effectively connected with the conduct of a trade or business in the United States as discussed below, unless such income is exempt from tax under Section 883 of the Code.

Taxation of Operating Income. We expect that substantially all of our gross income will be attributable to the transportation of LPGs and petrochemicals and related products. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or “U.S. Source International Transportation Income,” is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax as described below. Gross income attributable to transportation that both begins and ends in the United States, or “U.S. Source Domestic Transportation Income,” is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax. Gross income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax. We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and we expect to increase our operations in the United States, which would result in an increase in the amount of U.S. Source International Transportation Income, all of which could be subject to U.S. federal income taxation unless the exemption from U.S. taxation under Section 883 of the Code, or the “Section 883 Exemption,” applies.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, or the “Section 883 Regulations,” it will not be subject to the net basis and branch profits taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income.

To qualify for the Section 883 Exemption, a non-U.S. corporation must, among other things, be organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that the corporation earns, or an “Equivalent Exemption”; meet one of three ownership tests described in the Section 883 Regulations, or the “Ownership Test”; and meet certain substantiation, reporting and other requirements, or the “Substantiation Requirements.”

We are a Marshall Islands corporation. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements. However, we do not believe we will meet the Ownership Test and therefore we believe that we will not qualify for the Section 883 Exemption and our U.S. Source International Transportation Income will not be exempt from U.S. federal income taxation.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income, as we expect, and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States, or “Effectively Connected Income,” if we have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of vessel leasing income, is attributable to a fixed place of business in the United States. In addition, if we earn other types of income within the territorial seas of the United States, such income may be treated as Effectively Connected Income.

Based on our current and projected methods of operation, and an opinion of counsel, we do not believe that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. We have represented to our U.S. counsel that we expect that substantially all of our U.S. Source International Transportation Income in the current year and in future years will not arise from regularly scheduled transportation or vessel leasing. Assuming our activities are consistent with our expectations, and assuming the accuracy of other representations we have made to our U.S. counsel, our U.S. counsel is of the opinion that none of our U.S. Source International Transportation Income should be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States (or earn income from other activities within the territorial seas of the United States) in the future, which would result in such income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income, net of applicable deductions, would be subject to U.S. federal corporate income tax (generally at a rate of 35.0%). In addition, a 30.0% branch profits tax could be imposed on any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside the United States. It is expected that any sale of a vessel by us will be considered to occur outside the United States.

The 4.0% Gross Basis Tax. If, as we expect, the Section 883 Exemption does not apply and the net basis tax does not apply, we will be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. Under the sourcing rules described above under “—U.S. Taxation—Taxation of Operating Income,” 50.0% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources.

Republic of the Marshall Islands Taxation

Based on the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the law of the Republic of the Marshall Islands, because we and our controlled affiliates do not, and do not expect to, conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Republic of the Marshall Islands law. As a result, distributions by our controlled affiliates to us will not be subject to Republic of the Marshall Islands taxation.

U.K. Taxation

NGT Services (UK) Limited, as a U.K. incorporated company, is subject to U.K. corporation tax on its worldwide income, subject to relief under any applicable double taxation agreement. If we and any of our controlled affiliates not incorporated in the U.K. ensure that our central management and control is exercised outside of the U.K., and we do not otherwise create a U.K. permanent establishment by carrying on business in the U.K., we should not become subject to U.K. corporation tax. Where a company’s central management and control is exercised is a question of fact to be decided in accordance with the particular circumstances of each company. Any distributions paid to us by NGT Services (UK) Limited will not be subject to U.K. taxation.

MANAGEMENT

Directors

Set forth below are the names, ages and positions of our directors.

NAME	AGE	POSITION
David J. Butters	73	Chairman of the Board of Directors
Dr. Heiko Fischer	45	Director
David Kenwright	65	Director
Spiros Milonas	84	Director
Alexander Oetker	38	Director
Wilbur L. Ross, Jr.	75	Director
Florian Weidinger	32	Director

Our board of directors are elected annually. Each director holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.

Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is 399 Park Avenue, 38th Floor, New York, NY 10022.

David J. Butters. David J. Butters has served as president, chief executive officer and chairman of the Board since September 2008. Prior to September 2008, Mr. Butters served as a managing director of Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings Inc., where he had been employed for more than 37 years. Mr. Butters is currently chairman of the board of directors and chairman of the compensation committee of GulfMark Offshore, Inc., a provider of marine support and transportation services to the oil and gas industry, a director of Weatherford International Ltd., an oilfield services company, and a director of Angelicoussis Shipping Group, Ltd.

Dr. Heiko Fischer. Dr. Heiko Fischer has been a member of the Board since December 2011. Dr. Fischer has been Chief Executive Officer and Chairman of the Management Board of Vtg Aktiengesellschaft, a German railroad logistics company traded on the Frankfurt Stock Exchange, since May 1, 2004. He was a member of the Supervisory Board of Hapag-Lloyd AG, a German container shipping company. He is the Chairman of the Supervising Board of TRANSWAGGON-Gruppe and a member of the Supervising Board of Brueckenhaus Grundstueckgesellschaft m.b.h., Kommanditgesellschaft Brueckenhaus Grundstuecksgesellschaft m.b.h. & Co., TRANSWAGGON AG and Waggon Holding AG. Dr. Fischer graduated from the University of Albany with an MBA in 1992, and from Julius-Maximilian University in Wuerzburg, Germany with a PhD in Economic Sciences in 1995.

David Kenwright. David Kenwright has been a member of the Board since March 2007. Mr. Kenwright is a managing director of Achater Offshore Ltd. and chairman of the U.K. Emergency Response and Rescue Vessel Association Ltd., and previously a managing director of Gulf Offshore N.S. Ltd. for seven years. Mr. Kenwright is a Chartered Engineer and a Fellow of the Institute of Marine Engineering, Science and Technology.

Spiros Milonas. Spiros Milonas has been a member of the Board since August 2006. He is chairman and president of Ionian Management Inc., which oversees the Ionian Group, with interests in shipping, oil and gas and real estate. Mr. Milonas is a director of the New York Shipping Cooperation Committee, a member of Leadership 100, a member of the Board of Advisors of Atlantic Bank, and a recipient of the Ellis Island Medal of Honor Award. Mr. Milonas graduated from Athens University, School of Economics.

Alexander Oetker. Alexander Oetker has been a member of the Board since September 2006. Mr. Oetker is the founder and chief executive officer of AO Schiffahrt GmbH & Co., a bulk and container shipping company based in Hamburg, Germany. Before founding AO Schiffahrt, Mr. Oetker was employed as chartering manager of Hamburg Sued and was employed by Hutchinson Port Holdings in Hong Kong.

Wilbur L. Ross, Jr. Wilbur L. Ross, Jr. has been a member of the Board since April 2012. Mr. Ross is the Chairman and Chief Executive Officer of WLR. Mr. Ross is currently a member of the board of directors of ArcelorMittal, a steel and mining company; Exco Resources Inc., a natural oil and gas company; International Textile Group, Inc., a global, diversified textile provider; Air Lease Corporation, an aircraft leasing company; Assured Guaranty Ltd., a holding company that provides credit protection products to the United States and international public finance, infrastructure and structured finance markets; The Governor and Company of the Bank of Ireland, a commercial bank operation in Ireland; BankUnited, Inc., a savings and loan holding company; Sun Bancorp, a bank holding company; Talmer Bancorp, a bank holding company and Plascar Participacoes SA, a manufacturer of automotive interiors. Mr. Ross formerly served as a member of the board of directors of International Coal Group from April 2005 to June 2011; Montpelier Re Holdings Ltd., a reinsurance company, from 2006 to March 2010; The Greenbrier Companies, a supplier of transportation equipment and services to the railroad industry, from June 2009 until January 2013 and Syms Corp., a retail store operator, from 2000 through 2007. Mr. Ross was Executive Managing Director of Rothschild Inc. for 24 years before acquiring that firm’s private equity partnerships in 2000. Mr. Ross holds an A.B. from Yale University and an M.B.A., with distinction, from Harvard Business School. Through the course of Mr. Ross’ career, he has served as a principal financial adviser to, investor in and director of various companies across the globe operating in diverse industries, and he has assisted in restructuring more than $300 billion of corporate liabilities.

Florian Weidinger. Florian Weidinger has been a member of the Board since March 2007. Mr. Weidinger previously worked as a vice president at Lehman Brothers’ principal investment division, Global Trading Strategies in London prior to becoming chief executive officer of Hansabay, a Singapore based fund management business. Mr. Weidinger holds a BSc from Cass Business School, City University, London, an MBA from the Stanford Graduate School of Business and an MS in Environment and Resources from Stanford University.

Executive Officers

The following table provides information about our executive officers. NGT Services (UK) Limited, our wholly-owned subsidiary and commercial manager, will provide us with certain of our officers, including our chief financial officer and our chief operating officer. All references in this prospectus to “our officers” refer to our president and chief executive officer and those officers of NGT Services (UK) Limited who perform executive officer functions for our benefit.

NAME	AGE	POSITION
David J. Butters	73	President and Chief Executive Officer
Niall Nolan	50	Chief Financial Officer
Tommy Hjalmas	46	Chief Operating Officer
Oeyvind Lindeman	34	Chartering Manager

David J. Butters. David J. Butters was appointed president and chief executive officer of Navigator Holdings Ltd. in September 2008.

Niall Nolan. Niall Nolan was appointed chief financial officer of NGT Services (UK) Limited in August 2006. Prior to his appointment as chief financial officer, Mr. Nolan worked for Navigator Holdings as representative of the creditors committee during Navigator Holdings’ bankruptcy proceedings. Prior to that, Mr. Nolan was group finance director of Simon Group PLC, a U.K. public company.

Tommy Hjalmas. Tommy Hjalmas was appointed chief operating officer of NGT Services (UK) Limited in November 2006. Prior to this, Mr. Hjalmas was employed for five years at Dorchester Maritime Limited, now known as BSSM, our technical manager. Mr. Hjalmas received his BSc in marine engineering from the University of Chalmers.

Oeyvind Lindeman. Oeyvind Lindeman was appointed Chartering Manager of NGT Services (UK) Limited in November 2007. Prior to this, Mr. Lindeman was employed for five years at A.P. Møller Mærsk, a gas transport company as charterer. Mr. Lindeman holds a BA with honours from the University of Strathclyde and an Executive MBA with distinction from Cass Business School.

Compensation

Compensation of Management

Our officers receive compensation for the services they provide to us. Three of our four officers (Messrs. Nolan, Hjalmas and Lindeman) are remunerated in pounds sterling, while Mr. Butters is remunerated in U.S. dollars. For purposes of this Form F-1, all forms of compensation paid to our officers have been converted to U.S. dollars. For the year ended December 31, 2012, the aggregate cash compensation paid to all officers as a group was approximately $2,098,718. The cash compensation for each officer is comprised of base salary and bonus. Our officers are eligible to receive a discretionary annual cash bonus based on certain performance criteria determined by the compensation committee of our Board, or the “Compensation Committee,” and approved by our Board. Regardless of performance, the annual cash bonuses are paid at the sole discretion of the Compensation Committee, subject to approval by our Board.

For the year ended December 31, 2012, we also granted a total of 26,766 shares (or 80,298 shares on a post-split basis) of restricted stock under the 2008 Restricted Stock Plan, or the “Plan,” (as described in further detail below under “—2008 Restricted Stock Plan”), all of which vest on the third anniversary of the grant date.

Messrs. Nolan, Hjalmas and Lindeman are eligible to participate in certain welfare benefit programs we offer, including life insurance, permanent health insurance, and private medical insurance. For the year ended December 31, 2012, the aggregate cost of the benefits described in the preceding sentence provided to Messrs. Nolan, Hjalmas and Lindeman was approximately $13,122. While Mr. Butters is not eligible to participate in the same welfare benefit programs as our other officers, he is entitled to reimbursement by us for the Medicare portion of the FICA tax withheld from his compensation. For the year ended December 31, 2012, we paid Mr. Butters an amount of $12,422 as Medicare reimbursement. Messrs. Nolan, Hjalmas and Lindeman are also eligible to participate in a personal pension plan, described below under “—Benefit Plans and Programs”.

Compensation of Directors

Officers who also serve as members of our Board do not receive additional compensation for their services as directors. Each non-employee director who serves as a member of our Board receives a fee of $50,000 per annum. In addition, the audit committee chairman and Compensation Committee chairman each receive an additional amount of $5,000 per annum while members of each committee receive a meeting fee of $1,500 for each committee meeting.

Non-employee directors may also be awarded equity incentive awards pursuant to our proposed equity incentive plan, which is described in further detail below under “—2013 Long-Term Incentive Plan.” The amount and terms of any equity incentive awards will be determined by our Compensation Committee, subject to approval by our Board. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Equity Compensation Plans

2008 Restricted Stock Plan

During 2008, our Board adopted the Plan, which entitles our officers, employees, consultants and directors to receive grants of restricted stock of our common stock. The Plan is administered by the Board or a committee of the Board. The maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the Plan during the ten year term of the Plan is 3,000,000 shares (or 9,000,000 shares on a post-split basis).

Awards issued under the Plan are subject to the terms of the Plan and the applicable award agreement. Awards may be subject to various restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Board or applicable committee of the Board may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise. A holder of restricted stock awarded under the Plan shall have the same voting and dividend rights as our other shareholders in relation to the shares subject to the award.

As described above under “—Compensation of Management,” we granted a total of 16,266 shares (or 48,798 shares on a post-split basis) of restricted stock under the Plan to our officers during the year ended December 31, 2012. These awards of restricted stock will be settled in shares of our common stock and will all vest on the third anniversary of the applicable grant date.

Prior to the closing of this offering, we intend to freeze the Plan such that new awards will no longer be issued thereunder. However, any outstanding awards granted prior to the date the Plan is frozen shall continue to remain outstanding and extend beyond the date the Plan is frozen. Following the closing of this offering, future equity incentive awards shall be granted under our proposed equity incentive plan, which is described in further detail below under “—2013 Long-Term Incentive Plan.”

2013 Long-Term Incentive Plan

Prior to the closing of this offering, we intend to adopt the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, or the “LTIP,” for our and our affiliates’ employees and directors as well as consultants who perform services for us. The following description of the LTIP is based on the form we anticipate adopting, but the LTIP remains subject to change and the following description is qualified in its entirety by reference to the final LTIP once adopted. The LTIP provides for the award of restricted stock, stock options, performance awards, annual incentive awards, restricted stock units, bonus stock awards, stock appreciation rights, dividend equivalents, and other share-based awards.

Administration. We anticipate that the LTIP will be administered by the Compensation Committee, or the “Plan Administrator,” with certain decisions subject to approval of our Board. The Plan Administrator will have the authority to, among other things, designate participants under the LTIP, determine the type or types of awards to be granted to a participant, determine the number of shares of our common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the LTIP. The Plan Administrator may terminate or amend the LTIP at any time with respect to any shares of our common stock for which a grant has not yet been made. The Plan Administrator also has the right to alter or amend the LTIP or any part of the plan from time to time, including increasing the number of shares of our common stock that may be granted, subject to shareholder approval as required by the exchange upon which our common stock is listed at that time. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant.

Number of Shares. Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, the number of shares available for delivery pursuant to awards granted under the LTIP is              shares. There is no limit on the number of awards that may be granted and paid in cash. Shares subject to an award under the LTIP that are canceled, forfeited, exchanged, settled in cash or otherwise terminated, including withheld to satisfy exercise prices or tax withholding obligations, are available for delivery pursuant to other awards. The shares of our common stock to be delivered under the LTIP will be made available from authorized but unissued shares, shares held in treasury, or previously issued shares reacquired by us, including by purchase on the open market.

Restricted Shares. A restricted share grant is an award of common stock that vests over a period of time and that during such time is subject to forfeiture. The Plan Administrator may determine to make grants of restricted shares under the plan to participants containing such terms as the Plan Administrator shall determine. The Plan Administrator will determine the period over which restricted shares granted to participants will vest. The Plan Administrator, in its discretion, may base its determination upon the achievement of specified financial objectives. Dividends made on restricted shares may or may not be subjected to the same vesting provisions as the restricted shares.

Share Options. A share option is a right to purchase shares at a specified price during specified time periods. The LTIP will permit the grant of options covering our common stock. The Plan Administrator may make grants under the plan to participants containing such terms as the Plan Administrator shall determine. Share options will have an exercise price that may not be less than the fair market value of our common stock on the date of grant. Share options granted under the LTIP can be either incentive share options (within the meaning of section 422 of the Code), which have certain tax advantages for recipients, or non-qualified share options. Share options granted will become exercisable over a period determined by the Plan Administrator. No share option will have a term that exceeds ten years. The availability of share options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common shareholders.

Performance Award. A performance award is a right to receive all or part of an award granted under the LTIP based upon performance criteria specified by the Plan Administrator. The Plan Administrator will determine the period over which certain specified company or individual goals or objectives must be met. The performance award may be paid in cash, shares of our common stock or other awards or property, in the discretion of the Plan Administrator.

Annual Incentive Award. An annual incentive award is a conditional right to receive a cash payment, shares or other award unless otherwise determined by the Plan Administrator, after the end of a specified year. The amount potentially payable will be based upon the achievement of performance goals established by the Plan Administrator.

Restricted Share Unit. A restricted share unit is a notional share that entitles the grantee to receive a share of common stock upon the vesting of the restricted share unit or, in the discretion of the Plan Administrator, cash equivalent to the value of a share of common stock. The Plan Administrator may determine to make grants of restricted share units under the plan to participants containing such terms as the Plan Administrator shall determine. The Plan Administrator will determine the period over which restricted share units granted to participants will vest.

The Plan Administrator, in its discretion, may grant tandem dividend equivalent rights with respect to restricted share units that entitle the holder to receive cash equal to any cash dividends made on our common stock while the restricted share units are outstanding.

Bonus Shares. The Plan Administrator, in its discretion, may also grant to participants shares of common stock that are not subject to forfeiture. The Plan Administrator can grant bonus shares without requiring that the recipient pay any remuneration for the shares.

Share Appreciation Rights. The LTIP will permit the grant of share appreciation rights. A share appreciation right is an award that, upon exercise, entitles participants to receive the excess of the fair market value of our common stock on the exercise date over the grant price established for the share appreciation right on the date of grant. Such excess will be paid in cash or common stock. The Plan Administrator may determine to make grants of share appreciation rights under the plan to participants containing such terms as the Plan Administrator shall determine. Share appreciation rights will have a grant price that may not be less than the fair market value of our common stock on the date of grant. In general, share appreciation rights granted will become exercisable over a period determined by the Plan Administrator.

Other Share-Based Awards. The Plan Administrator, in its discretion, may also grant to participants an award denominated or payable in, referenced to, or otherwise based on or related to the value of our common stock.

Tax Withholding. At our discretion, and subject to conditions that the Plan Administrator may impose, a participant’s minimum statutory tax withholding with respect to an award may be satisfied by withholding from any payment related to an award or by the withholding of shares issuable pursuant to the award based on the fair market value of the shares.

Anti-Dilution Adjustments. If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or “FASB ASC Topic 718,” if adjustments to awards with respect to such event were discretionary, the Plan Administrator will equitably adjust the number and type of shares covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the Plan Administrator will adjust the number and type of shares with respect to which future awards may be granted. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to awards were discretionary, the Plan Administrator shall have complete discretion to adjust awards in the manner it deems appropriate. In the event the Plan Administrator makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of shares available under the LTIP and the kind of shares or other securities available for grant under the LTIP. Furthermore, in the case of (i) a subdivision or consolidation of the common stock (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification, or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the LTIP, as appropriate, with respect to the maximum number of shares available under the LTIP, the number of shares that may be acquired with respect to an award, and, if applicable, the exercise price of an award, in order to prevent dilution or enlargement of awards as a result of such events.

Change in Control. Upon a “change of control” (as defined in the LTIP), the Plan Administrator may, in its discretion, (i) remove any forfeiture restrictions applicable to an award, (ii) accelerate the time of exercisability or vesting of an award, (iii) require awards to be surrendered in exchange for a cash payment, (iv) cancel unvested awards without payment or (v) make adjustments to awards as the Plan Administrator deems appropriate to reflect the change of control.

Termination of Employment or Service. The consequences of the termination of a grantee’s employment, consulting arrangement, or membership on the board of directors will be determined by the Plan Administrator in the terms of the relevant award agreement.

Benefit Plans and Programs

We sponsor a money purchase defined contribution plan, which we refer to as a personal pension plan, for all employees located in the U.K., including Messrs. Nolan, Hjalmas and Lindeman. Each employee is eligible to contribute up to 100% of his annual salary to their personal pension plan and we will match any such contribution up to 10% of the employee’s annual salary. For the year ended December 31, 2012, we paid approximately $64,383 in matching contributions to the personal pension plan for Messrs. Nolan, Hjalmas and Lindeman.

Board Practice

While we are not subject to a number of the NYSE’s corporate governance standards as a foreign private issuer, we intend to comply voluntarily with a number of those rules. For example, we will, and will undertake with the NYSE that we will, have a board of directors that will be comprised of a majority of independent directors.

Committees of the Board of Directors

We will have an audit committee and a compensation, nominating and corporate governance committee comprised entirely of independent directors. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit committee

Upon consummation of this offering, our audit committee will consist of Messrs.                     ,                      and                     , with Mr.                     as chairman. We believe that                     qualifies as an “audit committee financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee will be responsible for, among other things, the hiring or termination of independent auditors; approving any non-audit work performed by such auditor; and assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements.

Compensation, nominating and corporate governance committee

Upon consummation of this offering, our compensation, nominating and corporate governance committee will consist of Messrs.                     ,                      and                     , with Mr.                     as chairman. The compensation, nominating and corporate governance committee will be responsible for, among other things, developing and recommending criteria for selecting new directors; screening and recommending to the board of directors individuals qualified to become executive officers; developing and recommending to the board of directors compensation for board members; and overseeing compliance with any applicable compensation reporting requirements of the SEC and the NYSE.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Investment Agreements

On November 10, 2011, we entered into that certain investment agreement with the WLR Group. Under the investment agreement, we agreed to issue and sell up to 1,875,000 shares of common stock in the aggregate at $25.00 per share (5,625,000 shares at $8.33 per share on a post-split basis). Pursuant to the investment agreement, on March 30, 2012, the WLR Group purchased 1,875,000 shares of common stock (5,625,000 shares on a post-split basis).

On February 15, 2013, we entered into that certain investment agreement with, among others, the WLR Group and David J. Butters. Under the investment agreement, we agreed to issue and sell up to 2,500,000 shares of common stock in the aggregate at $30.00 per share (7,500,000 shares at $10.00 per share post-split). Pursuant to the investment agreement, on February 25, 2013, the WLR Group, Mr. Butters and an unrelated third party purchased 2,166,666, 166,667 and 166,667 shares of our common stock, respectively (6,499,998, 500,001 and 500,001 shares, respectively, post-split).

Amended and Restated Investor Rights Agreement

In                         , we amended and restated our existing investor rights agreement with the WLR Group. Under the amended and restated investor rights agreement, subject to certain exceptions, WLR has the right to designate two individuals to be nominated to our Board. If the WLR Group collectively owns less than 3,750,000 shares of post-split common stock, WLR will be entitled to designate only one individual, and if the WLR Group collectively owns less than 937,500 shares of post-split common stock, the right to designate an individual to be nominated to our Board will terminate. Messrs. Ross and Fischer are the designees of the WLR Group.

In addition, pursuant to the amended and restated investor rights agreement, the WLR Group will have certain demand and “piggyback” registration rights. At any time for 180 days after the date of this prospectus, the WLR Group will be able to require us to effect a registration statement if certain conditions are met. If we propose to file a registration statement, the WLR Group generally may include all or some of its common stock in such registration statement.

Investor Restrictions Agreement

On August 9, 2012, we entered into an investor restrictions agreement with the WLR Group, pursuant to which the WLR Group agreed, until October 16, 2015, not to, among other things, acquire additional shares of common stock, subject to certain exceptions, or publicly propose to effect any tender offer or other transaction in which the common stock would be purchased or exchanged into cash or other property without the prior approval of our Board. The transactions contemplated by the investment agreement described above received the requisite approval of our Board under the investor restrictions agreement for all purposes.

Certain Relationships

We intend to establish an audit committee upon the closing of the offering in order to, among other things, conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and to approve all such transactions. See “Management—Committees of the Board of Directors.”

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock that will be owned upon the consummation of the offering and the related transactions by:

■	each person known by us to be a beneficial owner of more than 5.0% of our common stock;

■	each of our directors;

■	each of our named executive officers;

■	all directors and executive officers as a group;

■	all U.S. record holders as a group; and

■	each selling shareholder.

The number of shares and percentages of beneficial ownership before the offering set forth below are based on our 46,296,762 shares of common stock issued and outstanding as of July 2, 2013, after giving effect to the 3-for-1 stock split that we will effect immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering. The number of shares and percentages of beneficial ownership after the offering are based on              shares of common stock to be issued and outstanding immediately after this offering. The number of shares and percentages of beneficial ownership after the offering are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them, subject to community property laws where applicable.

				COMMON STOCK BENEFICIALLY OWNED AFTER THE OFFERING
	COMMON STOCK BENEFICIALLY OWNED PRIOR TO THE OFFERING			ASSUMING THE UNDERWRITERS’ OPTION IS NOT EXERCISED		ASSUMING THE UNDERWRITERS’ OPTION IS EXERCISED IN FULL
NAME OF BENEFICIAL OWNER	SHARES (1)	PERCENT	SHARES OFFERED HEREBY	SHARES (1)	PERCENT	SHARES (1)	PERCENT
WLR Group (2)	28,040,508	60.6%
David J. Butters (3)	1,350,000	2.9%		1,350,000	%	1,350,000	%
Spiros Milonas (4)	1,663,257	3.6%		1,663,257	%	1,663,257	%
Alexander Oetker	—	—		—	—	—	—
David Kenwright	15,000	*		15,000	*	15,000	*
Florian Weidinger	15,000	*		15,000	*	15,000	*
Dr. Heiko Fischer (5)	30,000	*		30,000	*	30,000	*
Wilbur L. Ross, Jr. (6)	15,000	*		15,000	*	15,000	*
Niall Nolan	104,700	*		104,700	*	104,700	*
Tommy Hjalmas	39,546	*		39,546	*	39,546	*
Oeyvind Lindeman	19,689	*		19,689	*	19,689	*
All executive officers, directors and director nominees as a group (10 persons)	3,252,192	7.0%		3,252,192	%	3,252,192	%
All U.S. record holders as a group (26 holders)	45,929,448	99.2%

*	Less than 1%.
(1)

Unless otherwise indicated, all shares of common stock are owned directly by the named holder and such holder has sole power to vote and dispose of such shares. Unless otherwise noted, the address for each beneficial owner named above is: 399 Park Avenue, 38th Floor, New York, NY 10022.

(2)

Represents 16,747,599 shares of common stock held directly by WLR Recovery Fund IV DSS AIV, L.P., 5,671,911 shares of common stock held directly by WLR Recovery Fund V DSS AIV, L.P., 5,499,999 shares of common stock held directly by WLR Select Co-Investment, L.P., 67,623 shares of common stock held directly by WLR IV Parallel ESC, L.P. and 53,376 shares of common stock held directly by WLR V Parallel ESC, L.P. (collectively, the “WLR Investors”). Wilbur L. Ross, Jr. is the chairman and chief executive officer of WLR, the chairman and president of Invesco Private Capital, Inc. and a director and shareholder of WLR Recovery Associates IV DSS AIV GP, Ltd., WLR Recovery Associates V DSS AIV GP, Ltd. and WLR Select Associates DSS GP, Ltd. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which in turn is the general partner of WLR IV Parallel ESC, L.P. Invesco Private Capital, Inc. is also the managing member of Invesco WLR V Associates LLC, which in turn is the general partner of WLR V Parallel ESC, L.P. WLR Select Associates DSS GP, Ltd. is the general partner of WLR Select Associates DSS, L.P., which in turn is the general partner of WLR Select Co-Investment, L.P. WLR Recovery Associates IV DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates IV DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund IV DSS AIV, L.P. WLR Recovery Associates V DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates V DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund V DSS AIV, L.P. Mr. Ross is a member of the investment committee of each WLR Investors’ general partner, which has investment and voting control over the shares held or controlled by each of the WLR Investors. Mr. Ross is also a member of our Board. Mr. Ross disclaims beneficial ownership of all of the shares of common stock held or controlled by each of the WLR Investors except for his pecuniary interest therein. With the exception of Mr. Ross, whose address is 328 El Vedado Road, Palm Beach, Florida 33401, the address of each of the entities and persons identified in this note is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, NY 10036.

(3)	Includes 150,000 shares of common stock that are owned by the spouse of Mr. Butters, for which he disclaims beneficial ownership.
(4)	Includes 120,000 shares of common stock held in joint tenancy with right of survivorship with Antonia K Milonas.
(5)	Represents shares of common stock held directly by Dr. Fischer. Dr. Fischer is a Board designee of WLR. Dr. Fischer disclaims beneficial ownership over the shares held or controlled by the WLR Group.
(6)	Represents shares of common stock owned directly by Mr. Ross; does not include shares owned by the WLR Investors (see Note 2).

DESCRIPTION OF SHARE CAPITAL

The following is a description of the material terms of our articles of incorporation and bylaws that we expect will be in effect immediately prior to the consummation of this offering.

Purpose

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our articles of incorporation, our authorized share capital consists of 100 million shares of common stock, par value $0.01 per share, of which 46,296,762 shares were issued and outstanding as of July 2, 2013 (before giving effect to this offering and after giving effect to our 3-for-1 stock split that we will effect in the form of a stock dividend immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering) and ten million shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding as of the date of this prospectus. Upon consummation of this offering and after giving effect to our 3-for-1 stock split that we will effect in the form of a stock dividend immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering, we will have outstanding              shares of common stock and no shares of preferred stock. All of our shares are in registered form.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Please read “Dividend Policy.” Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any preferred stock which we may issue in the future.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

■	the designation of the series;

■	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

■	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

■	the dates at which dividends, if any, will be payable;

■	the redemption rights and price or prices, if any, for shares of the series;

■	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

■	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

■

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates and any rate adjustments;

■	restrictions on the issuance of shares of the same series or of any other class or series; and

■	the voting rights, if any, of the holders of the series.

Authorized but Unissued Share Capital

The BCA does not require shareholders’ approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which will apply so long as our common stock is quoted on the NYSE, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding number of our shares of common stock.

Anti-takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Certain provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the common stock held by shareholders.

Election and Removal of Directors; Vacancies

Our articles of incorporation provide that, subject to any rights of holders of preferred shares, directors will be elected at each annual meeting of shareholders to serve until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our articles of incorporation provide that, subject to any rights of holders of preferred shares, no director may be removed except both for cause and with the affirmative vote of the holders of not less than a majority of the voting power of all outstanding shares entitled to vote in the election of directors.

No Cumulative Voting

The BCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our articles of incorporation provides otherwise. Our articles of incorporation do not provide for cumulative voting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that, with a few exceptions, shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of our shareholders may be called only by our board of directors.

Amendments to Our Bylaws

Our articles of incorporation and bylaws grant our board of directors the authority to amend and repeal our bylaws without a shareholder vote in any manner not inconsistent with the laws of the Republic of the Marshall Islands.

“Blank Check” Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series. Our board of directors may issue preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations or sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company’s shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates or that his shares devolved upon him by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our articles of incorporation include a provision that eliminates the personal liability of directors and officers for monetary damages for actions taken as a director or officer to the fullest extent permitted by law.

Our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent

The registrar and transfer agent for the common stock is the American Stock Transfer & Trust Company.

Listing

We intend to have our common stock approved for listing on the NYSE under the symbol “NVGS.”

SHARES ELIGIBLE FOR FUTURE SALE

After the sale of the common stock offered by this prospectus and after giving effect to our 3-for-1 stock split that we will effect in the form of a stock dividend immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering, the WLR Group will hold an aggregate of              shares of common stock. The sale of these shares could have an adverse impact on the price of the common stock or on any trading market that may develop.

The common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any shares of common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

■	1% of the total number of the class of securities outstanding; or

■	the average weekly reported trading volume of the common stock for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares of common stock for at least six months, would be entitled to sell those shares under Rule 144 without regard to the requirements of Rule 144 other than the current public information requirements. Once a non-affiliate has beneficially owned shares of common stock for at least a year, such non-affiliate may sell those shares without restriction.

Neither the BCA nor our articles of incorporation nor our bylaws restrict the number of shares of common stock that we may issue without a vote of the shareholders. Any issuance of additional shares of common stock or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, shares of common stock then outstanding. Please read “Description of Share Capital—Authorized but Unissued Share Capital.”

In certain circumstances, the WLR Group has the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any shares that they hold. These registration rights may allow such persons holding any shares to require registration of any of these shares and to include any of these shares in a registration by us of other shares, including shares offered by us or by any shareholder. In connection with any registration of this kind, we will indemnify each shareholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any applicable underwriting discounts, commissions, transfer taxes, expenses of counsel beyond a single law firm for the WLR Group paid for by the Company and any other expenses required by law to be paid for by the WLR Group. Except as described below, our affiliates may sell their shares in private transactions at any time, subject to compliance with applicable laws.

We, all of our directors and executive officers and the WLR Group have agreed, subject to certain exceptions, not to sell any shares of our common stock for a period of 180 days from the date of this prospectus, subject to extension. Please read “Underwriting” for a description of these lock-up provisions.

Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that future sales or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares of common stock issued upon the exercise of options that may be granted under any employee share option or employee share award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock. Please read “Risk Factors—Future sales of our common stock could cause the market price of our common stock to decline.”

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we can not predict whether Republic of the Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

MARSHALL ISLANDS	DELAWARE
SHAREHOLDER MEETINGS

■       Held at a time and place as designated or in the manner provided in the bylaws

■       May be held within or outside the Republic of the Marshall Islands

■       Notice:

■       Whenever shareholders are required or permitted to take action at a meeting, written notice shall state the place, date and hour of the meeting and, unless it is the annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting

■       A copy of the notice of any meeting shall be given not less than 15 nor more than 60 days before the meeting

■       Held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

■       May be held within or outside Delaware

■       Notice:

■       Whenever shareholders are required or permitted to take any action at a meeting, written notice shall state the place, if any, date and hour of the meeting and the means of remote communication, if any, by which shareholders may be deemed to be present and vote at the meeting

■       Written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting

SHAREHOLDERS’ VOTING RIGHTS

■       Any action required or permitted to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote

■       Each shareholder entitled to vote may authorize another person to act for him by proxy

■       Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote shall constitute a quorum but in no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting

■       Except as otherwise required by the BCA or our articles of incorporation, directors shall be elected by a plurality of the votes cast by holders of shares entitled to vote, and, except as required or permitted by the BCA or our articles of incorporation, any other corporate action shall be authorized by a majority of votes cast by holders of shares entitled to vote thereon

■       Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if consent is in writing and signed by the holders of outstanding stock having the number of votes necessary to authorize or take action at a meeting

■       Each shareholder entitled to vote may authorize another person or persons to act for each shareholder by proxy

■       The certificate of incorporation or bylaws may specify the number necessary to constitute a quorum but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum

MARSHALL ISLANDS	DELAWARE
SHAREHOLDERS’ VOTING RIGHTS
■ The articles of incorporation may provide for cumulative voting

■       Unless otherwise specified in the certificate of incorporation or by-laws, directors shall be elected by a plurality of the votes of the shares entitled to vote on the election of directors, and, in all other matters, the affirmative vote of the majority of the shares entitled to vote on the subject matter shall be the act of the shareholders

■       The certificate of incorporation may provide for cumulative voting

DIRECTORS

■       Board must consist of at least one member

■       Number of board members may be fixed by the by-laws, by the shareholders, or by action of the board under the specific provisions of a by-law

■       Number of board members may be changed by amendment of the by-laws, by the shareholders or by action of the board under specific provision of a by-law; however if the board is authorized to change the number of directors, it can only do so by a majority of the entire board

■       Board must consist of at least one member

■       Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate

DISSENTERS’ RIGHTS OF APPRAISAL

■       Shareholders have a right to dissent from a merger or consolidation or sale or exchange of all or substantially all assets not made in the usual and regular course of business, and receive payment of the fair value of their shares, subject to exceptions

■       A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

■       Alters or abolishes any preferential right of any outstanding shares having preferences; or

■       Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

■       Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

■       Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

■       Appraisal rights shall be available for the shares of a corporation in a merger or consolidation, subject to exceptions

■       The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets

MARSHALL ISLANDS	DELAWARE
SHAREHOLDERS’ DERIVATIVE ACTIONS

■       An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of a beneficial interest in such shares. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

■       Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort

■       Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands

■       Attorney’s fees may be awarded if the action is successful

■       Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of $50,000 or less

■       In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law

■       Delaware Court of Chancery Rule 23.1 governs the procedures for derivative actions by shareholders

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective shareholders and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of holding our common stock to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navigator Holdings Ltd.

The following discussion applies only to beneficial owners of our common stock that own shares of common stock as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally for investment purposes) and is not intended to be applicable to all categories of investors, such as shareholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts, or former citizens or long-term residents of the United States), to persons that will hold the shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, to partnerships or their partners, or to persons that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, each prospective shareholder is encouraged to consult their own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common stock.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective shareholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of our common stock. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances, and each prospective shareholder is urged to consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of our common stock.

Election to be Treated as a Corporation

We are treated as a corporation for U.S. federal income tax purposes. As a result, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of shares as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that owns (actually or constructively) less than 10.0% of our equity and that is:

■	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes);

■	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or its political subdivisions;

■	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

■

a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common stock generally will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common stock generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common stock by a U.S. Holder that is an individual, trust or estate, or a “U.S. Individual Holder,” generally will be treated as “qualified dividend income,” which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we have applied to list our common stock); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days during the 121-day period beginning 60 days before the date on which the common stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common stock); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Because of the uncertainty of these matters, including whether we are or will be a PFIC, there is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common stock that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common stock that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a share of our common stock that is equal to or in excess of 10.0% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in such share. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a shareholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on shares of our common stock that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of shares of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such shares. The U.S. Holder’s initial tax basis in its common stock generally will be the U.S. Holder’s purchase price for the shares of common stock and that tax basis will be reduced (but not below zero) by the amount of any distributions on the shares that are treated as non-taxable returns of capital (as discussed above under “—Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC if, for any taxable year in which the holder held our common stock, either:

■

at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business), or

■

at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute passive income unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, and an opinion of counsel, we do not believe that we are or will be a PFIC for our current or any future taxable year. We have received an opinion of our U.S. counsel, Vinson & Elkins L.L.P., in support of this position that concludes that the income our subsidiaries earn from our present time-chartering and voyage-chartering activities and COAs should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such chartering activities, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year.

Our counsel has indicated to us that the conclusions described above are not free from doubt. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit, or the “Fifth Circuit,” held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time-chartering operations, and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of counsel in support of our position, it is possible that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure shareholders that the nature of our operations will not change in the future, notwithstanding our present expectations, and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, if a U.S. Holder owns our common stock during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

A U.S. Holder that makes a timely QEF election, or an “Electing Holder”, must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within his taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in its shares of common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in its shares of common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock was treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s shares of common stock at the end of the taxable year over the holder’s adjusted tax basis in its shares of common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its shares of common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, or a “Non-Electing Holder”, would be subject to special rules resulting in increased liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the shares), and (ii) any gain realized on the sale, exchange or other disposition of the shares. Under these special rules:

■	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

■

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

■

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to the common stock.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests for taxable years beginning after December 31, 2012. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Shareholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common stock.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common stock, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common stock.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder.

Disposition of Shares

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common stock provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of shares is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common stock if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common stock will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

■	fails to provide an accurate taxpayer identification number;

■	is notified by the IRS that he has failed to report all interest or corporate distributions required to be reported on his U.S. federal income tax returns; or

■	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

U.S. Holders purchasing more than $100,000 of our common stock in this offering generally will be required to file IRS Form 926 reporting such payment. For purposes of determining the total dollar value of common stock purchased by a U.S. Holder in this offering, shares purchased by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with this reporting obligation. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by certain financial institutions) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Prospective shareholders should consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our common stock.

NON-U.S. TAX CONSIDERATIONS

Republic of the Marshall Islands Tax Consequences

The following is the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Republic of the Marshall Islands law you will not be subject to Republic of the Marshall Islands taxation or withholding on distributions we make to you as a shareholder. In addition, you will not be subject to Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common stock, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common stock.

EACH PROSPECTIVE SHAREHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF SHARE OWNERSHIP IN HIS PARTICULAR CIRCUMSTANCES. FURTHER, IT IS THE RESPONSIBILITY OF EACH SHAREHOLDER TO FILE ALL STATE, LOCAL AND NON-U.S., AS WELL AS U.S. FEDERAL INCOME TAX RETURNS, WHICH THE SHAREHOLDER IS REQUIRED TO FILE.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

U.S. Securities and Exchange Commission registration fee		$25,760
Financial Industry Regulatory Authority registration fee		30,500
NYSE listing fee		150,000
Legal fees and expenses
Printing and engraving costs
Transfer agent fees and miscellaneous expenses
Miscellaneous
Total	$

All amounts are estimated except the U.S. Securities and Exchange Commission registration fee, Financial Industry Regulatory Authority filing fee and the NYSE listing fee.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2013, among us, the selling shareholders and Jefferies LLC, as the representative of the underwriters named below, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholders, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
Morgan Stanley & Co. LLC
Evercore Group L.L.C.
Fearnley Securities AS
Global Hunter Securities, LLC
Stifel, Nicolaus & Company, Incorporated

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling shareholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the shares of common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the common stock subject to their acceptance of the common stock from us and the selling shareholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling shareholders are to pay the underwriters and the proceeds, before expenses, to us and the selling shareholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Underwriting discounts and commissions paid by the selling shareholders	$	$	$	$
Proceeds to the selling shareholders, before expenses	$	$	$	$
Underwriting discounts and commissions paid by us and the Selling Shareholders	$	$	$	$

The underwriting discounts and commission to be paid by us and the selling shareholders collectively represent         % of the total amount of the offering. We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . We have agreed to pay certain expenses incurred by the selling shareholders related to this offering, which we estimate to be approximately $        .

The address of Jefferies LLC is 520 Madison Avenue, New York, New York 10022.

Fearnley Securities AS is not a U.S. registered broker-dealer. To the extent that Fearnley Securities AS intends to effect sales of shares in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have applied to have our common stock approved for listing on the NYSE under the trading symbol “NVGS.”

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our officers, directors, the selling shareholders and certain of our other shareholders have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

■

otherwise dispose of any common stock, options or warrants to acquire common stock, or securities exchangeable or exercisable for or convertible into common stock currently or hereafter owned either of record or beneficially, or

■	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, the selling shareholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act with respect to our shares of common stock that they are offering for sale.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each, a “Relevant Member State,” an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of common stock shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer shares of common stock to the public” in relation to the shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe to the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA,” (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	where no consideration is given for the transfer; or

(iii)	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX,” or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or “FINMA,” and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or “CISA.” The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the “Order,” and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of our common stock offered hereby and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Republic of the Marshall Islands law, Watson, Farley & Williams LLP. Certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain matters with respect to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Navigator Holdings Ltd. as of December 31, 2011 and 2012, and for each of the years in the two-year period ended December 31, 2012, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2011 and 2012 consolidated financial statements refers to a change in the method of accounting for revenue recognition of voyage charters effective April 1, 2013.

KPMG LLP is located at 15 Canada Square, Canary Wharf, London, E14 5GL, United Kingdom.

The section in this prospectus entitled “The International Liquefied Gas Shipping Industry” has been reviewed by Drewry Shipping Consultants Ltd., which has confirmed to us that it accurately describes the international liquefied gas carrier market, as indicated in the consent of Drewry Shipping Consultants Ltd. filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

CHANGES IN ACCOUNTANTS

Our financial statements were audited by MSPC Certified Public Accountants and Advisors, P.C., or “MSPC,” for the year ended December 31, 2011, and by Grassi & Co., CPAs, P.C., or “Grassi,” for the year ended December 31, 2012. MSPC and Grassi are each independent registered public accounting firms associated with Moore Stephens International Limited. On January 31, 2013, we released MSPC and engaged Grassi for the year ended December 31, 2012. The engagement of Grassi was approved by our board of directors.

At the time that MSPC and Grassi performed audit services for us, we were not a public company and were not subject to SEC regulations, including the requirement for our auditors to be a PCAOB registered accounting firm. In preparation for this offering, on June 12, 2013, we released Grassi and engaged KPMG LLP, an independent PCAOB registered public accounting firm, to re-audit our financial statements for the years ended December 31, 2011 and 2012. These financial statements, including KPMG LLP’s audit report thereon, are included in this prospectus and in the registration statement. The engagement of KPMG LLP was approved by our board of directors.

Neither Grassi’s nor MSPC’s reports on the financial statements for the years ended December 31, 2011 and 2012, respectively, contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. During such time period, there were no disagreements between us and either Grassi or MSPC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

We have provided MSPC and Grassi each with a copy of the disclosure contained in the registration statement of which this prospectus is a part, which was received by each of MSPC and Grassi on October 17, 2013. MSPC and Grassi have each furnished a letter addressed to the SEC and each letter is filed as an exhibit to our registration statement stating agreement with the statements made in the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the common stock. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common stock offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act, and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. We intend to file our annual report on Form 20-F earlier than the SEC currently requires. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our shareholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

NAVIGATOR HOLDINGS LTD.

Consolidated Balance Sheets

(Unaudited)

	DECEMBER 31, 2012	JUNE 30, 2013
Assets

Current assets
Cash and cash equivalents	$140,870,317	$86,912,732
Short-term investments	10,000,000	10,000,000
Accounts receivable, net	3,873,849	6,073,375
Accrued income	6,729,551	9,707,098
Prepaid expenses and other current assets	5,079,652	5,645,475
Inventories	4,821,346	8,360,956

Total current assets	171,374,715	126,699,636

Vessels in operation, net	586,660,699	875,663,592
Deposit on vessel acquisitions	47,000,000	16,850,000
Vessels under construction	20,110,888	30,667,352
Property, plant and equipment, net	497,362	448,812
Deferred finance costs, net	6,610,820	12,463,763

Total assets	$832,254,484	$1,062,793,155

Liabilities and shareholders’ equity

Current liabilities
Current portion of secured term loan facilities	$26,842,508	$47,798,076
Accounts payable	7,943,797	8,358,727
Accrued expenses and other liabilities	5,368,092	8,650,890
Deferred income	2,883,352	1,641,805

Total current liabilities	43,037,749	66,449,498

Non-current liabilities
Secured term loan facilities, net of current portion	216,393,245	329,166,423
9% Senior unsecured bond issue	125,000,000	125,000,000

Total non-current liabilities	341,393,245	454,166,423

Commitments and contingencies

Shareholders’ equity
Common stock—$.01 par value; 100,000,000 shares authorized; 46,296,762 shares issued and outstanding, (2012:38,694,648) (1)	386,946	462,966
Additional paid-in capital	352,379,033	427,673,146
Accumulated other comprehensive loss	(114,507)	(210,830)
Retained earnings	95,172,018	114,251,952

Total shareholders’ equity	447,823,490	542,177,234

Total liabilities and shareholders’ equity	$832,254,484	$1,062,793,155

(1)

All share amounts (except par value per share amounts) have been retroactively restated to reflect the Company’s 3-for-1 stock split that will be effective immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering.

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Income

(Unaudited)

	SIX MONTHS ENDED JUNE 30,
	2012	2013
Revenues
Operating revenue	$66,916,740	$102,816,337

Expenses
Address and brokerage commissions	2,023,423	2,574,834
Voyage expenses	14,161,583	22,260,159
Charter-in cost	3,600,000	3,174,718
Vessel operating expenses	15,104,473	22,933,154
Depreciation and amortization	11,506,089	15,682,539
General and administrative costs	2,535,966	3,194,643
Other corporate expenses	849,978	999,183

Total operating expenses	49,781,512	70,819,230

Operating income	17,135,228	31,997,107

Other income/(expense)
Interest expense	(3,561,173)	(12,739,434)
Interest income	9,192	46,179

Income before income taxes	13,583,247	19,303,852
Income taxes	(245,611)	(223,918)

Net income	$13,337,636	$19,079,934

Earnings per share:
Basic and diluted (1)	$0.37	$0.43

Weighted average number of shares outstanding:
Basic and diluted (1)	35,879,892	43,965,585

Dividends per share:
Basic and diluted (1)	$0.07	$—

(1)

All share amounts (except par value per share amounts) have been retroactively restated to reflect the Company’s 3-for-1 stock split that will be effective immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering.

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Comprehensive Income

(Unaudited)

	SIX MONTHS ENDED JUNE 30,
	2012	2013
Net income	$13,337,636	$19,079,934

Other Comprehensive Income/(Loss):
Foreign currency translation (loss)/gain	23,295	(96,323)

Total Comprehensive Income	$13,360,931	$18,983,611

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	COMMON STOCK AT 0.01 PAR VALUE	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS	TOTAL
January 1, 2012	$329,893	$304,789,579	$(146,673)	$67,055,392	$372,028,191

Issuance of common stock	56,250	46,793,747	—	—	46,849,747
Restricted shares issued February 22, 2012	503	—	—	—	503
Restricted shares issued April 24, 2012	300	—	—	—	300
Net income	—	—	—	30,535,845	30,535,845
Dividends paid	—	—	—	(2,419,219)	(2,419,219)
Foreign currency translation	—	—	32,166	—	32,166
Share-based compensation plan	—	795,957	—	—	795,957

December 31, 2012	386,946	352,379,033	(114,507)	95,172,018	447,823,490

Issuance of common stock	75,000	74,905,022	—	—	74,980,022
Restricted shares issued March 31, 2013	600	—	—	—	600
Restricted shares issued April 7, 2013	270	—	—	—	270
Restricted shares issued April 11, 2013	150	—	—	—	150
Net income	—	—	—	19,079,934	19,079,934
Foreign currency translation	—	—	(96,323)	—	(96,323)
Share-based compensation plan	—	389,091	—	—	389,091

June 30, 2013	$462,966	$427,673,146	$(210,830)	$114,251,952	$542,177,234

(1)

All share amounts (except par value per share amounts) have been retroactively restated to reflect the Company’s 3-for-1 stock split that will be effective immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering.

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Cash Flows

(Unaudited)

	SIX MONTHS ENDED JUNE 30, 2012	SIX MONTHS ENDED JUNE 30, 2013
Cash flows from operating activities
Net income	$13,337,636	$19,079,934

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	11,506,089	15,682,539
Share-based compensation	333,841	390,111
Amortization of deferred financing costs	593,646	842,108
Unrealized foreign exchange	20,922	(70,656)

Changes in operating assets and liabilities
Accounts receivable	(3,118,816)	(2,199,526)
Inventories	341,151	(3,539,610)
Accrued income and prepaid expenses and other current assets	(440,498)	(3,543,370)
Accounts payable and other liabilities	3,863,374	2,456,179

Net cash provided by operating activities	26,437,345	29,097,709

Cash flows from investing activities
Payment to acquire vessels	(100,522,771)	(273,072,920)
Payment for vessels under construction	(34,797,711)	(10,556,464)
Payment of drydocking costs	—	(1,392,598)
Purchase of other property, plant and equipment	(101,255)	(47,030)
Release of short-term investments	—	10,000,000
Placement of short-term investments	—	(10,000,000)

Net cash used in investing activities	(135,421,737)	(285,069,012)

Cash flows from financing activities
Proceeds from secured term loan facilities	176,528,261	147,150,000
Direct financing costs of secured term loan facilities	(2,700,000)	(6,669,871)
Repayment of secured term loan facilities	(94,228,662)	(13,421,254)
Issuance costs of 9% bond issue	—	(25,179)
Proceeds from issuance of stock	46,875,000	75,000,000
Issuance costs of stock	(22,627)	(19,978)
Dividends paid	(2,419,219)	—

Net cash provided by financing activities	124,032,753	202,013,718

Net increase (decrease) in cash and cash equivalents	15,048,361	(53,957,585)

Cash and cash equivalents at beginning of period	26,734,435	140,870,317

Cash and cash equivalents at end of period	$41,782,796	$86,912,732

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$2,271,162	$10,786,776

Total tax paid during the year	$58,745	$32,496

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1. Basis of Presentation

In the opinion of the management of Navigator Holdings Ltd. (the “Company”), the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, necessary for a fair presentation of the financial position of the Company and its subsidiaries as of June 30, 2013; the results of operations for the six months ended June 30, 2013 and 2012; statement of shareholders’ equity for the six months ended June 30, 2013 and the year ended December 31, 2012; and cash flows for the six months ended June 30, 2013 and 2012.

These condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America for interim reporting. They do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The results for the six months ended June 30, 2013 are not necessarily indicative of results for the full 2013 fiscal year or any other future periods. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2012.

2. Summary of Significant Accounting Policies

(l) Revenue Recognition

The Company employs its vessels on time charters or voyage charters. With time charters, the Company receives a fixed charter hire per on-hire day, and revenue is recognized on an accrual basis and is recorded over the term of the charter as service is provided. In the case of voyage charters, the vessel is contracted for a voyage between two or more ports and the Company is paid for the cargo transported.

On April 1, 2013, the Company changed its method of accounting for revenue recognition on voyage charters. Previously, the Company determined that a voyage commenced with loading and completed at the point of discharge. The Company now recognizes revenue on a discharge-to-discharge basis in determining percentage of completion for all voyage charters, but does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage. The Company has adopted this new policy as it considers the decision to undertake a specific voyage is highly dependent on the location of the vessel’s prior discharge port and the part of the voyage to the load port is a necessary part of the overall profitability of that voyage. Management believes that given the significant increase in the number of vessels in operation and consequently the number of voyage charters undertaken, the results of the Company could be materially distorted by excluding the proportion of the revenue in sailing to the next load port. The effect of this new accounting policy, since its adoption on April 1, 2013, has not been considered material. Its adoption has not resulted in a retrospective adjustment as of or for the years ended December 31, 2011 or 2012, or for the six months ended June 30, 2012 or 2013, as the impact is not considered material.

3. Vessels in Operation

	VESSEL	DRYDOCKING	TOTAL
Cost
December 31, 2012	$677,418,054	$10,364,236	$687,782,290
Additions	301,131,254	3,484,264	304,615,518
Disposals	—	(801,794)	(801,794)

June 30, 2013	$978,549,308	$13,046,706	$991,596,014

Accumulated Depreciation
December 31, 2012	$95,425,485	$5,696,106	$101,121,591
Charge for the period	14,171,710	1,440,915	15,612,625
Disposals	—	(801,794)	(801,794)

June 30, 2013	$109,597,195	$6,335,227	$115,932,422

Net Book Value
June 30, 2013	$868,952,113	$6,711,479	$875,663,592

December 31, 2012	$581,992,569	$4,668,130	$586,660,699

The net book value of vessels that serve as collateral for the Company’s bank loans was $733,442,093 at June 30, 2013.

4. Vessels Under Construction

	DECEMBER 31, 2012	JUNE 30, 2013
Vessels under construction at January 1	$30,183,159	$20,110,888
Payments to shipyard	43,850,300	9,970,000
Other payments including initial stores, capitalized interest and site costs	1,080,801	586,464
Transfer to vessels in operation	(55,003,372)	—

Vessels under construction period end	$20,110,888	$30,667,352

5. Common Stock

An investment agreement with affiliates of WL Ross & Co. LLC, Mr. David Butters and a third party was entered into on February 15, 2013, to subscribe for shares of common stock with a value of $75,000,000. These shares were issued, and funds received by the Company, on February 25, 2013.

6. Share-Based Compensation

During 2008, the Company’s Board adopted the 2008 Restricted Stock Plan (the “Plan”), which entitles officers, employees, consultants and directors of the Company to receive grants of restricted stock of the Company’s common stock.

In 2012, the Company granted 39,198 shares to the Chief Executive of the Company and 11,100 shares to the officers and management of the Company, all of which were issued on February 22, 2012, with a weighted average estimated value of $7.59 per share. All of these shares vest on the third anniversary of the grant date. A further 15,000 shares each were granted to two Board members of the Company with a weighted average estimated value of $7.20 per share on April 24, 2012. These shares vest on the first anniversary of the grant date.

In 2013, the Company granted 60,000 shares, with a weighted average estimated value of $10.00 per share, to the Chief Executive of the Company all of which were issued on March 31, 2013. On April 7, 2013 a further 27,117 shares were granted to the officers and management of the Company with a weighted average value of $10.00 per share and on April 11, 2013 a further 15,000 shares were granted to officers and management of the Company with a weighted average estimated value of $10.00. All these shares vest on the third anniversary of the grant date.

Using the straight-line method of expensing the restricted stock grants, the estimated fair value of the shares calculated at the date of grant is recognized as compensation costs in the Statement of Income over the vesting period. During the six months ended June 30, 2013, the Company recognized $390,111 in share-based compensation costs (six months ended June 30, 2012: $333,841). At June 30, 2013, there was a total of $1,284,961 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2012: $653,908) which are expected to be recognized over a weighted average period of 1.28 years (December 31, 2012: 0.93 years).

The total fair value of shares vested during the six months ended June 30, 2012 and June 30, 2013 was nil and $1,080,000, respectively.

Restricted share grant activity for the year ended December 31, 2012 and six months ended June 30, 2013 was as follows:

	NUMBER OF NON-VESTED RESTRICTED SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE
Balance as of January 1, 2012	439,350	$5.37
Granted	80,298	7.44
Vested	(150,000)	5.50

Balance as of December 31, 2012	369,648	$5.76	0.93 years	$3,696,480
Granted	102,117	10.00
Vested	(108,000)	4.93

Balance as of June 30, 2013	363,765	$7.20	1.28 years	$3,637,650

7. Commitments and Contingencies

The Company occupies office space in London with a lease commencing in March 2012, for a period of ten years, with a mutual break clause after five years, and is paying approximately $515,000 (£321,850) per calendar year.

The Company also occupies property in New York paying approximately $231,990 per year. The lease is for a period of five years ending June 30, 2017.

The Company has chartered-in a vessel for a period ending in December 2014 at a fixed monthly rate commensurate with the market rate at the time of fixing the charter.

The Company entered into agreements during April 2012 to purchase up to four 21,000 cbm, semi-refrigerated ethylene-capable liquefied gas carriers which will be built at Jiangnan Shipyard (Group) Co. Ltd in China for an aggregate price of approximately $200,000,000. The first vessel is scheduled to be delivered in April 2014 followed by a vessel delivery each two months thereafter.

On August 9, 2012, the Company entered into an investor restrictions agreement with WL Ross & Co. LLC and certain of its affiliated investment funds (the “WLR Group”), pursuant to which the WLR Group agreed for a three-year period not to, among other things, acquire additional shares of common stock, subject to certain exceptions, or publicly propose to effect any tender offer or other transaction in which the common stock would be purchased or exchanged into cash or other property without the prior approval of the Board.

The Company signed an agreement to purchase a fleet of eleven semi-refrigerated and fully-refrigerated handysize vessels from affiliates of A.P. Møller Maersk on November 14, 2012, for a total purchase price of $470,000,000, at which time the Company paid a 10% deposit. Three vessels were delivered in February 2013 with a further four during the second quarter. An additional vessel was delivered in July, and the remaining three vessels are contracted to be delivered prior to the end of 2013.

A loan facility agreement for $270,000,000 was entered into on February 12, 2013, between Navigator Gas L.L.C. and Nordea Bank Finland Plc London Branch, Skandinaviska Enskilda Banken AB, DVB Bank SE Nordic Branch, ABN Amro bank N.V. and HSH Nordbank AG, to assist with the financing of the acquisition of the A.P. Møller Maersk vessels. The Company drew down $147,150,000 from this facility during the second quarter of 2013. The term loan facility is a delayed draw facility with an availability period ending December 31, 2013, and a term of five years. Advances under the term loan facility are contingent upon the delivery of the A.P. Møller vessels, provided that no advance may occur after the end of the availability period. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 350 basis points per annum. The principal will be repaid in installments based on a schedule determined by lenders on each date that amounts are drawn under the facility.

A loan facility agreement for $120,000,000 was entered into on April 11, 2013, between Navigator Gas L.L.C. and Credit Agricole Corporate and Investment Bank, The Export-Import Bank of China, HSH Nordbank AG and NIBC Bank N.V. to assist with the financing of the four newbuilding vessels being built in China. The term loan facility is a delayed draw facility with the last availability period ending June 8, 2015 and a term of six years. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn under the facility is payable at a rate of U.S. LIBOR plus 350 basis points per annum. The principal will be repaid in installments based on a schedule determined by lenders on each date that amounts are drawn under the facility.

In February 2013, the Company amended and restated the existing investor rights agreement with the WLR Group. Under the amended and restated investor rights agreement, subject to certain exceptions, WLR has the right to designate two individuals to be nominated to our Board and has certain demand and “piggyback” registration rights.

On July 18, 2013, the Company entered into agreements to construct one 21,000 cubic meter semi-refrigerated ethylene capable gas carrier and two 22,000 cubic meter semi-refrigerated liquefied gas carriers for a combined price of approximately $138 million. In addition, the Company has options to construct a further two 22,000 cubic meter semi-refrigerated liquefied gas carriers, exercisable by October 2013. All vessels will be constructed by Jiangnan Shipyard (Group) Co Ltd. in China, and are scheduled for delivery during 2015.

The Company’s largest shareholder, the WLR Group, owned 60.6% of its outstanding shares of common stock prior to the offering and will continue to own a significant amount of the Company’s common stock following the offering. Based on the WLR Group’s significant ownership interest in the Company it may be able to exert considerable influence on the outcome of matters on which the Company’s shareholders are entitled to vote, including the election of directors to its board of directors and other significant corporate actions.

The Company has evaluated subsequent events through August 30, 2013, which is the date the financial statements were available to be issued.

Report of Independent Registered Public Accounting Firm

When the stock split referred to in note 10(b) of the Notes to Consolidated Financial Statements has been effected, we will be in a position to render the following report.

/s/ KPMG LLP

We have audited the accompanying consolidated balance sheets of Navigator Holdings Ltd. and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders’ equity for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navigator Holdings Ltd. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue recognition of voyage charters effective April 1, 2013.

London, United Kingdom

July 18, 2013, except as to

note 10(b), which is as of                     , 2013

NAVIGATOR HOLDINGS LTD.

Consolidated Balance Sheets

	DECEMBER 31, 2011	DECEMBER 31, 2012
Assets

Current assets
Cash and cash equivalents	$26,734,435	$140,870,317
Short-term investments	—	10,000,000
Accounts receivable, net	1,303,445	3,873,849
Deferred income	2,855,725	6,729,551
Prepaid expenses and other current assets	2,571,918	5,079,652
Inventories	4,448,830	4,821,346

Total current assets	37,914,353	171,374,715

Vessels in operation, net	455,268,366	586,660,699
Deposit on vessel acquisitions	—	47,000,000
Vessels under construction	30,183,159	20,110,888
Property, plant and equipment, net	202,881	497,362
Deferred finance costs, net	1,224,375	6,610,820

Total assets	$524,793,134	$832,254,484

Liabilities and shareholders’ equity

Current liabilities
Current portion of secured term loan facilities	$14,827,696	$26,842,508
Accounts payable	4,351,463	7,943,797
Accrued expenses and other liabilities	2,087,847	5,368,092
Deferred income	1,968,225	2,883,352

Total current liabilities	23,235,231	43,037,749

Non-current liabilities
Secured term loan facilities, net of current portion	129,529,712	216,393,245
9% Senior unsecured bond issue	—	125,000,000

Total non-current liabilities	129,529,712	341,393,245

Commitments and contingencies

Shareholders’ equity
Common stock—$.01 par value;
60,000,000 shares authorized; 38,694,648 shares issued and outstanding (2011: 32,989,350) (1)	329,893	386,946
Additional paid-in capital	304,789,579	352,379,003
Accumulated other comprehensive loss	(146,673)	(114,507)
Retained earnings	67,055,392	95,172,018

Total shareholders’ equity	372,028,191	447,823,490

Total liabilities and shareholders’ equity	$524,793,134	$832,254,484

(1)

All share amounts (except par value per share amounts) have been retroactively restated to reflect the Company’s 3-for-1 stock split that will be effective immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering, as described in Note 10(b) to these consolidated financial statements.

See accompanying notes to consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Income

	YEAR ENDED DECEMBER 31, 2011	YEAR ENDED DECEMBER 31, 2012
Revenues
Operating revenue	$88,874,595	$146,716,403

Expenses
Address and brokerage commissions	2,664,461	4,233,794
Voyage expenses	17,660,991	27,790,816
Charter-in costs	343,710	11,287,831
Vessel operating expenses	22,938,934	32,826,651
Depreciation and amortization	18,677,574	24,179,633
General and administrative costs	4,232,103	5,273,540
Other corporate expenses	1,165,838	1,401,808

Total operating expenses	67,683,611	106,994,073

Operating income	21,190,984	39,722,330

Other income/(expense)
Interest expense	(2,442,182)	(8,735,952)
Interest income	8,978	64,590

Income before income taxes	18,757,780	31,050,968
Income taxes	(107,501)	(515,123)

Net income	$18,650,279	$30,535,845

Earnings per share:
Basic and diluted (1)	$0.60	$0.82

Weighted average number of shares outstanding:
Basic and diluted (1)	31,195,743	37,294,962

Dividends per share:
Basic and diluted (1)	$0.31	$0.06

(1)

All share amounts (except par value per share amounts) have been retroactively restated to reflect the Company’s 3-for-1 stock split that will be effective immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering, as described in Note 10(b) to these consolidated financial statements.

See accompanying notes to consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Comprehensive Income

	YEAR ENDED DECEMBER 31, 2011	YEAR ENDED DECEMBER 31, 2012
Net income	$18,650,279	$30,535,845

Other Comprehensive Income/(Loss):
Foreign currency translation (loss)/gain	(8,152)	32,166

Total Comprehensive Income	$18,642,127	$30,568,011

See accompanying notes to consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Shareholders’ Equity

	COMMON STOCK AT 0.01 PAR VALUE	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS	TOTAL
January 1, 2011	$310,530	$288,698,458	$(138,521)	$58,045,449	$346,915,916

Issuance of common stock	18,750	15,249,700	—	—	15,268,450
Restricted shares issued March 31, 2011	157	—	—	—	157
Restricted shares issued April 10, 2011	456	—	—	—	456
Net income	—	—	—	18,650,279	18,650,279
Dividends paid	—	—	—	(9,640,336)	(9,640,336)
Foreign currency translation	—	—	(8,152)	—	(8,152)
Share-based compensation plan	—	841,421	—	—	841,421

December 31, 2011	329,893	304,789,579	(146,673)	67,055,392	372,028,191

Issuance of common stock	56,250	46,793,747	—	—	46,849,747
Restricted shares issued February 22, 2012	503	—	—	—	503
Restricted shares issued April 24, 2012	300	—	—	—	300
Net income	—	—	—	30,535,845	30,535,845
Dividends paid	—	—	—	(2,419,219)	(2,419,219)
Foreign currency translation	—	—	32,166	—	32,166
Share-based compensation plan	—	795,957	—	—	795,957

December 31, 2012	$386,946	$352,379,033	$(114,507)	$95,172,018	$447,823,490

(1)

All share amounts (except par value per share amounts) have been retroactively restated to reflect the Company’s 3-for-1 stock split that will be effective immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering, as described in Note 10(b) to these consolidated financial statements.

See accompanying notes to consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Cash Flows

	YEAR ENDED DECEMBER 31, 2011	YEAR ENDED DECEMBER 31, 2012
Cash flows from operating activities
Net income	$18,650,279	$30,535,845

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	18,677,574	24,179,633
Share-based compensation	842,034	796,760
Amortization of deferred financing costs	275,625	959,210
Unrealized foreign exchange	(11,031)	27,489
Changes in operating assets and liabilities
Accounts receivable	2,115,829	(2,570,404)
Inventories	(855,116)	(372,516)
Prepaid expenses and other current assets	2,761,269	(6,381,560)
Accounts payable and other liabilities	2,532,954	7,787,706

Net cash provided by operating activities	44,989,417	54,962,163

Cash flows from investing activities
Payment to acquire vessels	—	(147,454,659)
Payment for vessels under construction	(85,526,666)	(44,931,101)
Payment of drydocking costs	(6,780)	—
Purchase of other property, plant and equipment	(50,170)	(403,739)
Placement of short-term investments	—	(10,000,000)

Net cash used in investing activities	(85,583,616)	(202,789,499)

Cash flows from financing activities
Proceeds from secured term loan facilities	53,471,739	206,528,261
Direct financing costs of secured term loan facilities	(900,000)	(2,700,000)
Repayment of secured term loan facilities	(7,114,331)	(107,649,916)
Proceeds from 9% senior unsecured bond	—	125,000,000
Issuance costs of 9% senior unsecured bond	—	(3,645,655)
Proceeds from issuance of stock	15,625,000	46,875,000
Issuance costs of stock	(356,550)	(25,253)
Dividends paid	(9,640,336)	(2,419,219)

Net cash provided by financing activities	51,085,522	261,963,218

Net increase in cash and cash equivalents	10,491,323	114,135,882
Cash and cash equivalents at beginning of year	16,243,112	26,734,435

Cash and cash equivalents at end of year	$26,734,435	$140,870,317

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$2,099,318	$6,166,338

Total tax paid during the year	$73,361	$165,105

See accompanying notes to consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Consolidated Financial Statements

December 31, 2011 and 2012

1. Description of Business

Navigator Holdings Ltd., or the “Company,” the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a business of owning and operating a fleet of gas carriers. At December 31, 2012, the Company owned and operated twelve gas carriers, or the “Vessels,” having a cargo capacity of between 20,600 cbm and 22,100 cbm, all of which were semi-refrigerated and of those, five were capable of transporting ethylene.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (See Note 7) and its Variable Interest Entities, or “VIE.” All intercompany accounts and transactions have been eliminated in consolidation.

As of December 31, 2012, the Company consolidated 100% of one VIE, PT Navigator Khatulistiwa (“PTNK”) for which the Company is deemed to be the primary beneficiary, i.e. it has, through its subsidiaries, a controlling financial interest in this entity. The subsidiaries own 49% of the VIE’s common stock, all of its secured debt and have voting control over it. The Company derives voting control through the PTNK joint venture agreement which states that one of the Company’s subsidiaries controls PTNK at the shareholder level and controls PTNK’s Board of Commissioners. The secured debt is collateralized with PTNK’s vessels and is held exclusively by a subsidiary of the Company. Therefore, all economic interests in the residual net assets reside with the Company as the rights of all additional benefits and absorbing of any losses are borne by the Company.

A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

(b) Vessels in Operation

The cost of the vessels (excluding the estimated initial drydocking cost) less their estimated residual value is depreciated on a straight-line basis over the vessel’s estimated economic life. Management estimates the useful life of each of the Company’s vessels to be 30 years from the date of its original construction.

(c) Vessels Under Construction

Vessels under construction are stated at cost, which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

(d) Impairment of Vessels

The Company reviews the carrying value of its vessels for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

(e) Drydocking Costs

Each vessel is required to be drydocked every 30 to 60 months for classification society surveys and inspections of, among other things, the underwater parts of the vessel. These works include, but are not limited to hull coatings, seawater valves, steelworks and piping works, propeller servicing and anchor chain winch calibrations, all of which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the drydockings

NAVIGATOR HOLDINGS LTD.

Notes to The Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

in accordance with ASC Topic 360 “Fixed Assets” and amortizes these costs on a straight-line basis over the period to the next expected drydocking. Amortization of drydocking costs is included in depreciation and amortization in the Consolidated Statements of Income. Costs incurred during the drydocking period which relate to routine repairs and maintenance are expensed.

(f) Cash and Cash Equivalents

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less when purchased, to be cash equivalents. The Company has cash in a U.S. financial institution which is insured by the Federal Deposit Insurance Corporation, or the “FDIC,” for up to $250,000. At December 31, 2012 and throughout 2011 and 2012, the Company had balances in this financial institution in excess of the insured amount. The Company also maintains cash balances in foreign financial institutions which are not covered by the FDIC.

(g) Short-Term Investments

Short-term investments represent funds deposited on the money markets with an original maturity of more than three months when purchased. The Company records its short-term investments at fair value. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company’s short-term investments are classified within Level 1 of the fair value hierarchy.

(h) Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. At December 31, 2011 and 2012, the Company evaluated its accounts receivable and established an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts (unless the accounts are subject to legal action), and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed past-due based on contractual terms.

(i) Inventories

Inventories include bunkers (fuel), for those vessels under voyage charter, and lubricants. Under a time charter, the cost of bunkers is borne by and remains the property of the charterer. Inventories are accounted for on a first in, first out basis and are valued at the lower of cost and market value.

(j) Deferred Finance Costs

Costs incurred in connection with obtaining secured term loan facilities and bonds are recorded as deferred financing costs and are amortized to interest expense over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees.

(k) Deferred Income

Deferred income is the balance of cash received in excess of revenue earned under a time charter or voyage charter arrangement as of the balance sheet date.

(l) Revenue Recognition

The Company employs its vessels on time charters or voyage charters. With time charters, the Company receives a fixed charter hire per on-hire day and revenue is recognized on an accrual basis and is recorded over the term of the

NAVIGATOR HOLDINGS LTD.

Notes to The Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

charter as service is provided. In the case of voyage charters, the vessel is contracted for a voyage between two or more ports and the Company is paid for the cargo transported.

On April 1, 2013, the Company changed its method of accounting for revenue recognition on voyage charters. Previously, the Company determined that a voyage commenced with loading and completed at the point of discharge. The Company now recognizes revenue on a discharge-to-discharge basis in determining percentage of completion for all voyage charters, but does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage.

The Company has adopted this new policy as it considers the decision to undertake a specific voyage is highly dependent on the location of the vessel’s prior discharge port and the part of the voyage to the load port is a necessary part of the overall profitability of that voyage. Management believes that given the significant increase in the number of vessels in operation and consequently the number of voyage charters undertaken, the results of the Company could be materially distorted by excluding the proportion of the revenue in sailing to the next load port.

The adoption of this new accounting policy has not resulted in a retrospective adjustment as of or for the years ended December 31, 2011 or 2012, as the impact is not considered material.

(m) Other Comprehensive Income/(Loss)

The Company follows the provisions of ASC Topic 220 “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of shareholders’ equity. Comprehensive income is comprised of net income and foreign currency translation gains and losses.

(n) Voyage Expenses and Vessel Operating Expenses

When the Company employs its vessels on time charter, it is responsible for all the operating expenses of the vessels, such as crew costs, stores, insurance, repairs and maintenance. In the case of voyage charters, the vessel is contracted only for a voyage between two or several ports, and the Company pays for all voyage expenses in addition to the vessel operating expenses. Voyage expenses consist mainly of in port expenses and bunker (fuel) consumption and are recognized as incurred.

(o) Repairs and Maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(p) Insurance

The Company maintains hull and machinery insurance, war risk insurance, protection and indemnity insurance coverage, increased value insurance, demurrage and defense insurance coverage in amounts considered prudent to cover normal risks in the ordinary course of its operations. Premiums paid in advance to insurance companies are recognized as prepaid expenses and recorded as a vessel operating expense over the period covered by the insurance contract.

(q) Share-Based Compensation

The Company records as an expense in its financial statements the fair value of all equity-settled stock-based compensation awards. The terms and vesting schedules for share-based awards vary by type of grant. Generally, the awards vest subject to time-based (immediate to five years) service conditions. Compensation expense is recognized ratably over the service period.

(r) Accounting Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or “U.S. GAAP,” requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NAVIGATOR HOLDINGS LTD.

Notes to The Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(s) Foreign Currency Transactions

Substantially all of the Company’s cash receipts are in U.S. Dollars. The Company’s disbursements, however, are in the currency invoiced by the supplier. The Company remits funds in the various currencies invoiced. The non-U.S. Dollar invoices received and their subsequent payments are converted into U.S. Dollars when the transactions occur. The movement in exchange rates between these two dates is transferred to an exchange difference account and is expensed each month. The exchange risk resulting from these transactions is not material.

(t) Income Taxes

Navigator Holdings Ltd. and its Marshall Islands subsidiaries are not subject to taxation in the Republic of the Marshall Islands.

The Company has two subsidiaries incorporated in the United Kingdom where the base tax rate is 24% for the year ended December 31, 2012 (26% for the year ended December 31, 2011). One subsidiary earns management and other fees from fellow subsidiary companies, and for the year ended December 31, 2012, the estimated tax charge is $193,554 (2011: $107,501). The second subsidiary earned no income during 2012.

The Company considered the income tax disclosure requirements of ASC Topic 740 “Income Taxes”, in regards to disclosing material unrecognized tax benefits; none were identified. The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense. At December 31, 2011 and 2012, there were no accrued interest and penalties for unrecognized tax benefits.

(u) Earnings Per Share

Basic earnings per share of common stock, or “Basic EPS,” is computed by dividing the net income available to common shareholders by the weighted-average number of shares outstanding. Diluted earnings per share of common stock, or “Diluted EPS,” are computed by dividing the net income available to common shareholders by the weighted average number of shares of common stock and dilutive share of common stock equivalents then outstanding. ASC Topic 260 requires presentation of both Basic EPS and Diluted EPS on the face of the Company’s Statement of Income.

Shares granted pursuant to the 2008 Restricted Stock Plan have been considered as outstanding since their respective grant dates for purposes of computing basic and diluted earnings per share.

(v) Segment Reporting

Although separate vessel financial information is available, Management internally evaluates the performance of the enterprise as a whole and not on the basis of separate business units or different types of charters. As a result, the Company has determined that it operates as one reportable segment. Since the Company’s vessels regularly move between countries in international waters over many trade routes, it is impractical to assign revenues or earnings from the transportation of international LPG products by geographic area.

(w) Recent Accounting Pronouncements

The following accounting standard issued as of December 31, 2012, may affect the future financial reporting by Navigator Holdings Ltd.:

ASU (“Accounting Standards Update No.”) 2013-02 Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013)

The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. These amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, the entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

NAVIGATOR HOLDINGS LTD.

Notes to The Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross reference to other disclosures required under U.S. GAAP that provide additional details about those amounts.

For public entities, the amendments are effective prospectively for fiscal years beginning after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted.

3. Fair Value of Financial Instruments

The principal financial assets of the Company at December 31, 2011 and 2012 consist of cash and cash equivalents, short-term investments, and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities and the 9% senior unsecured bond issue.

The carrying values of cash and cash equivalents and accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments.

The fair value of the Company’s secured term loan facilities approximates its carrying value due to the variable interest rates associated with the secured term loan facilities (Note 8) and is classified as a level three investment under the fair value hierarchy. The fair value of the 9% unsecured bond issue is deemed to approximate its carrying value due to the fact that the issuance of the bond occurred on December 18, 2012, close to the end of the Company’s fiscal year.

4. Accounts Receivable, Net

It is a condition of time charter parties that payments of hire are received monthly in advance. Voyage charter contracts require payment upon completion of each discharge, with subsequent demurrage claims payable on submission of invoices. At December 31, 2012, management has provided a provision for doubtful accounts of $302,024 relating to outstanding demurrage claims (2011: $62,531).

5. Vessels in Operation

	VESSEL	DRYDOCKING	TOTAL
Cost
December 31, 2011	$522,918,357	$9,405,902	$532,324,259
Transfer in from vessels under construction	54,503,372	500,000	55,003,372
Additions	99,996,325	458,334	100,454,659

December 31, 2012	$677,418,054	$10,364,236	$687,782,290

Accumulated Depreciation
December 31, 2011	$73,465,967	$3,589,926	$77,055,893
Charge for the period	21,959,518	2,106,180	24,065,698

December 31, 2012	$95,425,485	$5,696,106	$101,121,591

Net Book Value
December 31, 2012	$581,992,569	$4,668,130	$586,660,699

December 31, 2011	$449,452,390	$5,815,976	$455,268,366

The net book value of vessels that serve as collateral for the Company’s bank loans (Note 8) was $488,858,551 at December 31, 2012.

NAVIGATOR HOLDINGS LTD.

Notes to The Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

6. Vessels Under Construction

	2011	2012
Vessels under construction at January 1	$—	$30,183,159
Payments to shipyard	55,110,000	43,850,300
Payments on novation of shipbuilding contracts	26,775,900	—
Other payments including initial stores, capitalized interest and site costs	3,640,767	1,080,801
Transfer to vessels in operation	(55,343,508)	(55,003,372)

Vessels under construction at December 31	$30,183,159	$20,110,888

In 2011, the Company entered into two agreements to novate ship building contracts from Latmar Holdings Corporation to the Company for the construction of two 20,600 cbm semi-refrigerated liquefied gas carriers at Hyundai Mipo Dockyard in South Korea. The first of the two vessels, Navigator Leo, was delivered to the Company on September 27, 2011. The second vessel, Navigator Libra, was delivered on February 9, 2012.

At December 31, 2012, the Company had committed to construct four 21,000 cbm ethylene-capable semi-refrigerated gas carriers at Jiangnan and has paid a deposit of $4,985,000 per vessel.

7. Group Subsidiaries

COMPANY NAME	PERCENTAGE OWNERSHIP AS OF DECEMBER 31, 2012	COUNTRY OF INCORPORATION	COMPANY TYPE
Navigator Holdings Ltd.		Marshall Islands	Holding company
- Navigator Gas US L.L.C.	100%	Delaware (USA)	Service company
- Navigator Gas L.L.C.	100%	Marshall Islands	Holding company
~ Navigator Gemini L.L.C.	100%	Marshall Islands	Vessel-owning company
~ Navigator Leo L.L.C.	100%	Marshall Islands	Vessel-owning company
~ Navigator Libra L.L.C.	100%	Marshall Islands	Vessel-owning company
~ Navigator Mars L.L.C.	100%	Marshall Islands	Vessel-owning company
~ Navigator Neptune L.L.C.	100%	Marshall Islands	Vessel-owning company
~ Navigator Pegasus L.L.C.	100%	Marshall Islands	Vessel-owning company
~ Navigator Phoenix L.L.C.	100%	Marshall Islands	Vessel-owning company
~ Navigator Saturn L.L.C.	100%	Marshall Islands	Vessel-owning company
~ Navigator Taurus L.L.C.	100%	Marshall Islands	Vessel-owning company
~ Navigator Venus L.L.C.	100%	Marshall Islands	Vessel-owning company
~ NGT Services (UK) Ltd	100%	England	Service company
~ Falcon Funding PTE Ltd	100%	Singapore	Service company
~ Navigator Gas Invest Ltd	100%	England	Investment company
- PT Navigator Khatulistiwa	49%	Indonesia	Vessel-owning company

The VIE, PT Navigator Khatulistiwa had total assets and liabilities, as of December 31, 2012, of $101,289,872 and $69,652,399, respectively.

NAVIGATOR HOLDINGS LTD.

Notes to The Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

8. Secured Term Loan Facilities

	DECEMBER 31, 2011	DECEMBER 31, 2012
Due within one year	$14,827,694	$26,842,508
Due in two years	87,864,730	26,842,508
Due in three years	5,642,508	26,842,508
Due in four years	4,447,587	26,842,508
Due in five years	3,864,732	135,865,721
Due in more than five years	27,710,157	—

Total secured term loan facilities	$144,357,408	$243,235,753
Less current portion	14,827,696	26,842,508

Secured term loan facilities	$129,529,712	$216,393,245

The Company has an $80,000,000 secured term loan facility with Skandinaviska Enskilda Banken AB and Nordea Bank Finland Plc dated April 1, 2011. Interest is payable under the loan facility at USD LIBOR (0.3% for three month USD LIBOR at December 31, 2012) plus 3%, payable periodically. The Company also paid a commitment fee of 1.05% per annum based on any undrawn portion of the facility. The facility is divided into three parts: Tranche A of $16,000,000; Tranche B and Tranche C at $32,000,000 each. The loan was fully drawn in February 2012 when the balance of Tranche C was drawn down to finance the delivery installment of Navigator Libra and partly for general corporate purposes. At December 31, 2012, the total outstanding amount of the loan was $73,835,753, of which Tranche A is repayable by 17 quarterly amounts of $521,739 followed by a final payment of $4,521,742; Tranche B is repayable by 16 quarterly amounts of $444,444 followed by a final payment of $22,666,676; and Tranche C is repayable by 17 quarterly amounts of $444,444 followed by a final payment of $23,111,120.

This term loan facility is secured by first priority mortgages on each of Navigator Saturn, Navigator Leo and Navigator Libra as well as assignments of earnings and insurances on these secured vessels. The financial covenants, each as defined within the credit facility, are (a) the maintenance at all times of cash and cash equivalents (including undrawn available lines of credit with maturity exceeding 12 months) in an amount equal to or greater than (i) $10,000,000 and (ii) 5 per cent of the total indebtedness; (b) net debt to total capitalization ratio not to exceed 60%; (c) EBITDA to interest expense, on a trailing four-quarter basis, to be no less than 3:1; and (d) a loan to value maintenance of no less than 130%. At December 31, 2012, the Company was in compliance with all covenants contained in this term loan. Pursuant to the terms of the term loan facility, the Company may not declare any dividends, redeem its shares or make any other payment to its shareholders other than a dividend of up to fifty percent (50%) of the Company’s consolidated net income may be declared or paid on a quarterly basis so long as the Company is in compliance with the financial covenants on a pro forma basis after declaring or paying such dividend and no event of default has occurred or will occur after declaration or payment of the dividend.

During the year, the Company entered into a $180,000,000 loan facility with Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB and DVB Bank SE dated April 18, 2012, for the purpose of refinancing a $150,000,000 secured revolving credit facility dated July 31, 2008, as well as providing finance for the acquisition of two vessels from within our operating segment, Navigator Pegasus and Navigator Phoenix and for general corporate purposes. The deferred finance costs associated with the extinguishment of the previous $150,000,000 facility were written off in full.

Interest is payable under the loan facility at three-month USD LIBOR plus 3.375%, payable on a quarterly basis. The Company also pays a commitment fee of 1.35% per annum based on any undrawn portion of the loan facility.

NAVIGATOR HOLDINGS LTD.

Notes to The Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

The loan facility is comprised of two tranches: Tranche A for $120,000,000 and Tranche B for $60,000,000. Tranche A is repayable in quarterly installments of $4,150,000 commencing on July 18, 2012 and Tranche B is repayable in quarterly installments of $1,150,000 commencing on July 27, 2012. Quarterly installments are payable until the maturity date of the loan which is April 18, 2017 when the loan becomes fully repayable. At December 31, 2012, the total outstanding amount of the loan was $169,400,000 which is repayable by 17 quarterly installments each of Tranche A and Tranche B followed by a final combined repayment of $79,300,000 on April 18, 2017.

This loan facility is secured by first priority mortgages on each of Navigator Gemini, Navigator Mars, Navigator Neptune, Navigator Pegasus, Navigator Phoenix, Navigator Taurus and Navigator Venus as well as assignments of earnings and insurances on these secured vessels. The financial covenants, each as defined within the credit facility, are (a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $12,500,000 and (ii) 5 per cent of the total indebtedness; (b) a ratio of EBITDA to interest expense of not less than 3.00:1.00; (c) maintain consolidated working capital of not less than $0; and (d) maintain a ratio of total shareholders’ equity to total assets of not less than 30 per cent. Pursuant to the terms of the term loan facility, the Company may not declare any dividends, redeem its shares or make any other payment to its shareholders other than a dividend of up to fifty percent (50%) of the Company’s consolidated net income may be declared or paid on a quarterly basis so long as the Company is in compliance with the financial covenants on a pro forma basis after declaring or paying such dividend and no event of default has occurred or will occur after declaration or payment of the dividend. At December 31, 2012, the Company was in compliance with all covenants contained in this credit facility.

9. Senior Unsecured Bond

On December 18, 2012, the Company issued a $125,000,000 9% senior unsecured bond on the Oslo Markets. The bond will mature five years after the settlement date on December 18, 2017. Interest is payable semi-annually in arrears on June 18 and December 18.

The financial covenants, each as defined within the bond agreement, are (a) the issuer shall ensure that the Company and its subsidiaries, or collectively, the “Group,” maintains a minimum liquidity of the greater of (i) $12,500,000 and (ii) 5 per cent of total interest bearing debt; (b) the Group to maintain a positive working capital; (c) to maintain an interest coverage ratio of not less than 3.00:1.00; (d) maintain a Group equity ratio of minimum 30%; and (e) the issuer shall ensure that the aggregate market value of the Group’s vessels is at least 120% of the total interest bearing debt of the Group. Pursuant to the terms of the senior unsecured bonds, the Company may not declare any dividends, redeem its shares or make any other payment to its shareholders (other than in respect of services done in the ordinary course of business on market terms for an amount of up to $2,000,000 a year) prior to December 31, 2013. Thereafter, the Company may declare or pay a dividend of up to fifty percent (50%) of the Company’s consolidated net profits after taxes may be declared or paid on a quarterly basis so long as the Company is in compliance with an equity ratio of 35% after giving effect to the dividend. At December 31, 2012, the Company was in compliance with all covenants contained in this credit facility.

10. Common Stock

(a) On November 10, 2011, the Company entered into an agreement with affiliates of WL Ross & Co. LLC to issue $62,500,000 of the Company’s common stock to provide additional capital resources for the Company’s growth program. 1,875,000 shares of common stock were issued in December 2011 followed by a further 5,625,000 shares in March 2012.

(b) The number of shares of common stock outstanding reflects a 3-for-1 stock split that will be effected immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering. All references in these consolidated financial statements to the number of shares and per share amounts prior to the 3-for-1 stock split have been adjusted to reflect this stock split on a retroactive basis, unless otherwise noted.

NAVIGATOR HOLDINGS LTD.

Notes to The Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

11. Share-Based Compensation

During 2008, the Company’s Board adopted the 2008 Restricted Stock Plan (the “Plan”), which entitles officers, employees, consultants and directors of the Company to receive grants of restricted stock of the Company’s common stock.

The Plan is administered by the Board or a committee of the Board. The maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the Plan during the ten-year term of the Plan is 9,000,000 shares of common stock.

A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common shareholders in relation to those shares.

The fair value of the restricted stock grants and share-based compensation expense to be recognized over the vesting period is determined by multiplying the number of shares by the fair value per share at the grant date.

The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market with significant volume, our management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each restricted stock issuance.

An independent valuation firm was consulted to determine an appropriate methodology for valuing the Company’s restricted stock at the plan’s inception in 2008. The Company continues to use this established methodology and monitors its appropriateness at each grant date. To calculate the fair value of the restricted stock, the Company utilizes a weighted average combination of an income approach, a market approach and a cost approach.

Significant assumptions made during the valuation process are illiquidity discounts used in our cost and income approaches and EBITDA multiples used in our income approach. Our cost method also utilizes the estimated value of the Company’s fleet, which is determined by the most recent broker assessments of the vessels in the fleet. Although there is a very low volume of transactions of the Company’s shares on the over-the-counter market, our market approach also takes account of actual recent trades of Company shares in the open market. The valuations were prepared by the Company on a contemporaneous basis.

Under the Plan, the Company granted 15,750 shares, with a weighted average value of $5.99 per share, to the Chief Executive of the Company on March 31, 2011, and on April 10, 2011, a further 45,600 shares were granted to the officers and management of the Company with a weighted average value of $6.53 per share. All these shares vest on the third anniversary of the grant date. During the year ended December 31, 2011, 199,998 shares of those awarded during 2008 vested.

In 2012, the Company granted 39,198 shares to the Chief Executive of the Company and 11,100 shares to the officers and management of the Company, all of which were issued on February 22, 2012, with a weighted average estimated value of $7.59 per share. All of these shares vest on the third anniversary of the grant date. A further 15,000 shares each were granted to two Board members of the Company with a weighted average estimated value of $7.20 per share on April 24, 2012. These shares vest on the first anniversary of the grant date.

Using the straight-line method of expensing the restricted stock grants, the estimated fair value of the shares calculated at the date of grant is recognized as compensation costs in the Statement of Income over the vesting period. During 2012, the Company recognized $796,760 in share-based compensation costs (2011: $842,034). At December 31, 2012, there was a total of $653,908 unrecognized compensation costs relating to the expected future vesting of share-based awards (2011: $853,082) which are expected to be recognized over a weighted average period of 0.93 years (2011: 1.42 years).

NAVIGATOR HOLDINGS LTD.

Notes to The Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

The total fair value of shares vested during the years ended December 31, 2011 and 2012 was $1,791,667 and $1,375,000, respectively.

Restricted share grant activity for the years ended December 31, 2011 and 2012 was as follows:

	NUMBER OF NON-VESTED RESTRICTED SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE
Balance as of January 1, 2011	593,000	$5.11
Granted	61,350	6.39
Vested	(215,000)	4.95

Balance as of December 31, 2011	439,350	$5.37	1.42 years	$3,661,250
Granted	80,298	7.44
Vested	(150,000)	5.50

Balance as of December 31, 2012	369,648	$5.76	0.93 years	$3,696,480

12. Commitments and Contingencies

The Company occupies office space in London, the lease for which was entered into on March 30, 2012, for a period of ten years, with a mutual break clause after five years, and paying approximately $515,000 (£321,850) per calendar year.

The Company also occupies property in New York with the lease being renewed during the year and paying approximately $231,990 per year. The new lease is for a period of five years ending June 30, 2017.

The Company has chartered-in a vessel for a period ending in December 2014 at a fixed monthly rate commensurate with the market rate at the time of fixing the charter.

The Company entered into an agreement on April 25, 2012, to purchase up to six 21,000 cbm, semi-refrigerated ethylene-capable liquefied gas carriers to be built at Jiangnan for an aggregate price of approximately $300,000,000. The Company committed to build four of these newbuildings and has allowed the two remaining options to lapse. The first vessel is scheduled to be delivered in April 2014 followed by a vessel delivery each two months thereafter.

On August 9, 2012, the Company entered into an investor restrictions agreement with WL Ross & Co. LLC and certain of its affiliated investment funds (the “WLR Group”), pursuant to which the WLR Group agreed for a three-year period not to, among other things, acquire additional shares of common stock, subject to certain exceptions, or publicly propose to effect any tender offer or other transaction in which the common stock would be purchased or exchanged into cash or other property without the prior approval of the Board.

On November 14, 2012, the Company signed an agreement to purchase the fleet of eleven semi-refrigerated and fully refrigerated handysized liquefied gas carriers from affiliates of A.P. Møller for a total purchase price of $470,000,000. The Company paid a 10% deposit upon signing of the agreement, and the vessels will be delivered charter free during 2013.

To assist with the financing of the A.P. Møller acquisition, the Company has secured lending commitments for a $270,000,000 acquisition loan, a $120,000,000 newbuilding loan, and committed equity finance of $75,000,000, together with a bond issue of $125,000,000. (See Note 9).

NAVIGATOR HOLDINGS LTD.

Notes to The Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

13. Concentration of Credit Risks

The Company’s vessels are chartered under either a time charter arrangement or voyage charter arrangement. Under a time charter arrangement, no security is provided for the payment of charter hire. However, payment is usually required monthly in advance. Under a voyage charter arrangement, a lien may sometimes be placed on the cargo to secure the payment of the accounts receivable, as permitted by the prevailing charter party agreement.

At December 31, 2012, ten of the Company’s 14 operated vessels (which include two chartered-in vessels) were subject to time charters, the majority of which will expire within 12 months. However, there are a number of time charters committed for periods ranging between three and ten years as of December 31, 2012. The committed charter income is as follows:

2013:	$70,559,428
2014:	$33,624,923
2015:	$20,867,201
2016:	$19,079,159
2017:	$19,152,100

During 2012, four charterers contributed 59% of the operating revenue, comprising 23%, 14%, 11% and 11% (2011: three charterers totalling 60% comprising 25%, 18% and 17%).

At December 31, 2011 and 2012, all of the Company’s cash and cash equivalents and short-term investments were held by large financial institutions.

14. Subsequent Events

The Company has evaluated subsequent events through July 18, 2013, which is the date the financial statements were available to be issued.

Since the year end, the Company has taken delivery of eight of the eleven A.P. Møller handysize vessels. (See Note 12).

An investment agreement with affiliates of WL Ross & Co. LLC. Mr. Butters and a third party was entered into on February 15, 2013, to subscribe for shares of common stock to the value of $75,000,000. These shares were issued, and funds were received by the Company, on February 25, 2013.

In February 2013, the Company amended and restated the existing investor rights agreement with the WLR Group. Under the amended and restated investor rights agreement, subject to certain exceptions, WLR has the right to designate two individuals to be nominated to the Board of Directors of the Company and has certain demand and “piggyback” registration rights.

A loan facility agreement for $270,000,000 was entered into on February 12, 2013, between Navigator Gas L.L.C. and Nordea Bank Finland Plc London branch, Skandinaviska Enskilda Banken AB, DVB Bank SE Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG. The term loan facility is a delayed draw facility with an availability period ending December 31, 2013, and a term of five years. Advances under the term loan facility are contingent upon the delivery of the A.P. Møller vessels, provided that no advance may occur after the end of the availability period. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 350 basis points per annum. The principal will be repaid in installments based on a schedule determined by lenders on each date that amounts are drawn under the facility.

NAVIGATOR HOLDINGS LTD.

Notes to The Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

A loan facility agreement for $120,000,000 was entered into on April 11, 2013, between Navigator and Credit Agricole Corporate and Investment Bank, The Export-Import Bank of China, HSH Nordbank AG and NIBC Bank N.V. to assist with the financing of the four newbuilding vessels being built in China. The term loan facility is a delayed draw facility with the last availability period ending June 8, 2015 and a term of six years. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn under the facility is payable at a rate of U.S. LIBOR plus 350 basis points per annum. The principal will be repaid in installments based on a schedule determined by lenders on each date that amounts are drawn under the facility.

On July 18, 2013, the Company entered into agreements to construct one 21,000 cubic meter semi-refrigerated ethylene gas carrier and two 22,000 cubic meter semi-refrigerated gas carriers for a combined price of approximately $138 million. In addition, the Company has options to construct a further two 22,000 cubic meter semi-refrigerated gas carriers, exercisable by October 18, 2013. All vessels will be constructed by Jiangnan Shipyard (Group) Co Ltd. in China and are scheduled for delivery during 2015.

The Company’s largest shareholder, the WLR Group, owned 60.6% of its outstanding shares of common stock prior to the offering and will continue to own a significant amount of the Company’s common stock following the offering. Based on the WLR Group’s significant ownership interest in the Company it may be able to exert considerable influence on the outcome of matters on which the Company’s shareholders are entitled to vote, including the election of directors to its board of directors and other significant corporate actions.

APPENDIX A

GLOSSARY OF TERMS

Address and brokerage commission	Commission payable by the shipowner to the broker or other third parties, expressed as a percentage of the freight or hire and is part of the charterparty.

Annual survey	The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Available days	Ownership days less aggregate off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the number of days in a period that our vessels should be capable of generating revenues.

bar	A unit of pressure equivalent to a hundred thousand newtons per square meter or approximately one atmosphere.

Bareboat charter	A charter in which the customer (the charterer) pays a fixed daily rate for a fixed period of time for the full use of the vessel and becomes responsible for all crewing, management and navigation of the vessel and the expenses therefor.

BSSM	Bernhard Schulte Shipmanagement, a third-party technical and crewing manager of vessels.

Bunker	Fuel, consisting of fuel oil and diesel, burned in a vessel’s engines.

Cabotage	The trade transit of a vessel along the coast, from one port to another within the territorial limits of a single country.

cbm	A cubic meter.

Charter	The hiring of a vessel, or use of its carrying capacity, for a specified period of time or transportation of cargo.

Charterer	A person, firm or company hiring a vessel for the carriage of goods or other purposes.

Charterhire	The gross revenue earned by a vessel pursuant to a bareboat, time or voyage charter.

Charterparty	A contract covering the transportation of cargo by sea, including the terms of the carriage, remuneration and other terms.

Classification society	An independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the flag state of such vessel and the international conventions of which that country is a member.

CLC	International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended.

COFR	Certificates of financial responsibility sufficient to meet potential liabilities under OPA 90 and CERCLA, which owners and operators of vessels must establish and maintain with the U.S. Coast Guard.

Contract of affreightment, or “COA”	A contract of affreightment, or “COA,” is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, at a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. Essentially, a COA constitutes a number of voyage charters to carry a specified amount of cargo during a specified time period (i.e., the term of the COA), which can span for months or years. All of a vessel’s operating and voyage expenses when trading under a COA are typically borne by the shipowner.

Cracker	Also known as a catalytic cracker, a refinery unit for converting oils with high boiling points into fuels with lower boiling points in the presence of a catalyst. The cracker uses high temperatures, low pressure and a catalyst to create a chemical reaction that breaks heavy gas oil into smaller gasoline molecules.

Draft	Vertical distance between the waterline and the bottom of the vessel’s keel.

Drydocking	The removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts.

Eco-design	An environmentally friendly design that incorporates new technologies to improve fuel efficiency and reduce emissions.

Flag state	The country where a vessel is registered.

Flaring	The controlled burning of natural gas in the course of routine oil and gas production operations.

Fleet utilization	The percentage of time that our vessels were available for revenue generating days, determined by dividing the number of operating days during a period by the number of available days during that period.

Fully-refrigerated vessel	A liquefied gas carrier designed to carry cargoes fully refrigerated at atmospheric pressure.

Gross ton	Unit of 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Hire rate	The agreed sum or rate to be paid by the charterer for the use of the vessel.

Hull	Shell or body of a ship.

IMO	International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

Intermediate survey	The inspection of a vessel by a classification society surveyor that takes place every two and a half years after the special survey.

IGC Code	International Gas Carrier Code, which, among other things, provides a standard for the safe carriage of LNG and certain other liquid gases.

ISM Code	International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel owners to obtain a safety management certification for each vessel they manage.

ISPS Code	International Security Code for Ports and Ships, which enacts measures to detect and prevent security threats to ships and ports.

Liquid natural gas, or “LNG”	Methane that has been cooled to around -163ºC, at which temperature it liquefies and can be transported in insulated tanks aboard specialized vessels.

Liquid petroleum gas, or “LPG”	The generic name given to the commercial gases, propane and butane.

MARPOL	The International Convention for the Prevention of Pollution from Ships.

Metric ton	A metric ton of 1,000 kilograms.

Newbuilding	A new vessel under construction or on order.

NMM	Northern Marine Management Ltd, a third-party technical and crewing manager of vessels.

Off-hire	The time during which a vessel is not available for service.

OPA 90	The United States Oil Pollution Act of 1990, as amended.

Operating costs	The costs of the vessels including crewing costs, insurance, repairs and maintenance, stores, spares, lubricants and miscellaneous expenses (but excluding capital costs and voyage expenses).

Operating days	A vessel’s available days less the aggregate number of days that it is off-hire for any reason other than scheduled maintenance.

Orderbook	A reference to currently placed orders for the construction of vessels.

Ownership Days	The aggregate number of days in a period that each vessel in our fleet has been owned by us.

Petrochemical gases	Industrial gases produced in petrochemical processes, such as ethylene, propylene, butadiene and VCM.

P&I	Protection and indemnity. This denotes the insurance coverage taken by a ship owner or charterer against third party liabilities such as oil pollution, cargo damage, crew injury, loss of life or other liabilities.

P&I association	A mutual insurance association providing P&I insurance coverage.

Scrapping	The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Semi-refrigerated vessel	A liquefied gas carrier designed to carry cargoes both fully refrigerated and under higher pressure than atmospheric pressure, also known as semi-pressurized vessels.

Short-term time charter	A charter for a term less than two years.

Sister ships	One or more vessels of the same specifications typically built at the same shipyard.

SOLAS	International Convention for Safety of Life at Sea, which provides, among other things, rules for the construction and equipment of commercial vessels.

Special survey	The extensive inspection of a vessel by a classification society surveyor that takes place every five years.

Spot charter	See voyage charter.

Spot market	The market for chartering a vessel for single voyages.

Strict liability	Liability that is imposed without regard to fault.

Time charter	A charter in which the charterer pays for the use of a ship’s cargo capacity for a specified period of time. The owner provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage as directed by the charterer. The charterer usually pays for bunkering and all voyage-related expenses, including canal tolls and port charges.

Time charter equivalent, or “TCE,” rate	A measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., time charters, voyage charters and COAs) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide operating revenue (net of voyage expenses) by operating days for the relevant time period.

Ton	A metric ton of 1,000 kilograms.

U.S. GAAP	Accounting principles generally accepted in the United States.

Utilization	A measure of a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning. Utilization is calculated by dividing the number of operating days during a period by the number of available days during the period.

Venting	The controlled release of gases into the atmosphere in the course of oil and gas production operations.

Vessel operating expenses	Expenses that are not unique to a specific voyage for which we are responsible under all types of vessel employment contracts we undertake. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses.

Voyage charters	Also known as a spot charter. A charter in which the charterer pays for the use of a vessel’s cargo capacity for one, or sometimes more than one, voyage between specified ports. Under this type of charter, the vessel owner pays all the operating and voyage costs of the vessel (including bunker fuel, canal and port charges, pilotage, towage and ship’s agency) while payment for cargo handling charges are subject to agreement between the parties. Freight is generally paid per unit of cargo, such as a ton, based on an agreed quantity, or as a lump sum irrespective of the quantity loaded.

Voyage expenses	All expenses unique to a particular voyage, including any bunker fuel consumption, port expenses and canal tolls.

             Shares

Navigator Holdings Ltd.

Common Stock

PROSPECTUS

Joint Book-Running Managers

Jefferies

Morgan Stanley

Co-Managers

Evercore

Fearnley Securities

Global Hunter Securities

Stifel

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Indemnification of Directors and Officers.

The articles of incorporation of the Registrant provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant against:

all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director or officer acting in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election, provided always that such indemnity shall not extend to any matter which would render it void pursuant to any Republic of the Marshall Islands statute from time to time in force concerning companies insofar as the same applies to the Registrant, or the “Companies Acts”; and

all liabilities incurred by him as such director or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

Section 60 of the Business Corporations Act of the Associations Law of the Republic of the Marshall Islands provides as follows with respect to the indemnification of directors and officers:

Actions not by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Actions by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7. Recent Sales of Unregistered Securities

Since June 30, 2010, we have made the following sales of unregistered securities (after giving effect to the 3-for-1 stock split effected immediately prior to the effectiveness of the Company’s registration statement related to its initial public offering):

■	In March 2011, we granted an 15,750 shares of restricted stock with a weighted average estimated value of $5.99 per share to David J. Butters pursuant to the 2008 Restricted Stock Plan;

■

In April 2011, we granted 45,600 shares of restricted stock with a weighted average estimated value of $6.53 per share to certain of our officers and employees pursuant to the 2008 Restricted Stock Plan;

■	In December 2011, we issued 1,875,000 shares of common stock to the WLR Group at a purchase price of $8.33 per share;

■

In February 2012, we granted 50,298 shares of restricted stock with a weighted average estimated value of $7.59 per share to certain of our officers and employees pursuant to our 2008 Restricted Stock Plan;

■	In March 2012, we issued 5,625,000 shares of common stock to the WLR Group at a purchase price of $8.33 per share;

■

In April 2012, we granted 30,000 shares of restricted stock with a weighted average estimated value of $7.20 per share to two members of our board of directors pursuant to our 2008 Restricted Stock Plan; and

■	In February 2013, we issued 6,499,998, 500,001 and 500,001 shares of common stock to the WLR Group, Mr. Butters and an unrelated third party, respectively, at a purchase price of $10.00 per share.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Index to Exhibits on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form F-1, which Index to Exhibits is incorporated herein by reference.

(b) Financial Statement Schedules.

All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

To provide to the underwriters at the closing specified in the underwriting agreement shares certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

That for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 17th day of October, 2013.

Navigator Holdings Ltd.

By:	/s/ David J. Butters
	Name:	David J. Butters
	Title:	Chairman of the Board of Directors,
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints David J. Butters and Niall Nolan, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendments thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ David J. Butters David J. Butters	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	October 17, 2013

/s/ Niall Nolan Niall Nolan	Chief Financial Officer (Principal Financial and Accounting Officer)	October 17, 2013

/s/ Dr. Heiko Fischer Dr. Heiko Fischer	Director	October 17, 2013

David Kenwright	Director	October 17, 2013

/s/ Spiros Milonas Spiros Milonas	Director	October 17, 2013

Alexander Oetker	Director	October 17, 2013

/s/ Wilbur L. Ross, Jr. Wilbur L. Ross, Jr.	Director	October 17, 2013

Florian Weidinger	Director	October 17, 2013

Authorized Representative

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States, has signed this registration statement in the City of Newark, State of Delaware, on October 17, 2013.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director
Authorized Representative in the United States

Exhibit Index

EXHIBIT NO.	DESCRIPTION
1.1*	Form of Underwriting Agreement.

2.1†	Framework Agreement in relation to the sale of handysize gas vessels, dated November 14, 2012 between Maersk Handy Gas Pte Ltd, A.P. Møller Singapore Pte Ltd and Live Oak Company Limited, as Sellers, and Navigator Holdings Ltd. and Navigator Gas L.L.C., as Buyers.

2.2.1*†	Memorandum of Agreement in relation to the sale of the Maersk Glory, dated November 16, 2012 between Maersk Handy Gas Pte Ltd, as Seller, and Navigator Holdings Ltd. and Navigator Gas L.L.C. (In accordance with Instruction 2 to Item 601 of Regulation S-K, the Company has filed only one Memorandum of Agreement, as the other agreements are substantially identical in all material respects except as to the parties thereto.)

2.2.2*	Schedule of Agreements omitted pursuant to Instruction 2 to Item 601 of Regulation S-K.

3.1*	Second Restated Articles of Incorporation of Navigator Holdings Ltd.

3.2*	Second Amended and Restated Bylaws of Navigator Holdings Ltd.

4.1*	Investment Agreement, dated November 10, 2011, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein.

4.2*	Investment Agreement, dated February 15, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates and unrelated third-party investors named therein.

4.3*	Investor Rights Agreement, dated , 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein.

4.4*	Investor Restrictions Agreement, dated August 9, 2012, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein.

5.1*	Opinion of Watson, Farley & Williams LLP, as to the legality of the securities being registered.

8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters.

8.2*	Opinion of Watson, Farley & Williams LLP relating to tax matters.

10.1*	Form of Navigator Holdings Ltd. 2013 Long-Term Incentive Plan.

10.2	Navigator Holdings Ltd. 2008 Restricted Stock Plan.

10.3	$80,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Leo L.L.C., Navigator Libra L.L.C., Nordea Bank Finland Plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB (Publ), as the Lead Arrangers, Bookrunner, Facility Agent and Security Trustee, dated as of April 1, 2011.

10.4	$180,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Pegasus, L.L.C., Navigator Phoenix L.L.C., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB and DVB Bank Se Nordic Branch, dated as of April 18, 2012.

10.5	$270,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013.

10.6	$120,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C. and Navigator Triton L.L.C., Credit Agricole Corporate and Investment Bank, the Export-Import Bank of Kore, HSH Nordbank Ag and NIBC Bank N.V. as the arrangers and Credit Agricole as agent, and a group of financial institutions as lenders, dated as of April 11, 2013.

EXHIBIT NO.	DESCRIPTION
10.7	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 9% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated December 14, 2012.

10.8*	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa.

10.9*	Form of Indemnification Agreement between Navigator Holdings Ltd. and each of the directors and officers thereof.

16.1*	Letter from Grassi & Co., CPAs, P.C., dated October 17, 2013.

16.2*	Letter from MSPC Certified Public Accountants and Advisors, P.C., dated October 17, 2013.

21.1	List of Subsidiaries of Navigator Holdings Ltd.

23.1	Consent of KPMG LLP.

23.2*	Consent of Watson, Farley & Williams LLP (contained in Exhibit 5.1).

23.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1).

23.4*	Consent of Watson, Farley & Williams LLP relating to tax matters (contained in Exhibit 8.2).

23.5	Consent of Drewry Shipping Consultants Ltd.

24.1	Powers of Attorney (contained on page II-4).

*	To be filed by amendment.
†	The schedules and similar attachments to this agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of such schedules to the Securities and Exchange Commission upon request.